

TABLE OF CONTENTS

2003 Financial Highlights

($000's except share data)	**2003**	2002	2001
Operating Income	$545,629	$484,549	$420,976
Net Income	544,105	480,327	337,485
Per Share			
Diluted – Operating Income	$2.39	$2.18	$1.93
Diluted – Net Income	2.38	2.16	1.55
Dividends Declared	0.700	0.625	0.568
Shareholders' Equity	15.00	13.51	11.65
Financial Condition – Average			
Assets	$33,268,021	$29,202,650	$26,370,309
Loans and Leases	24,392,591	21,028,444	18,201,142
Deposits	21,985,878	18,642,987	17,190,591
Shareholders' Equity	3,240,654	2,766,690	2,429,559
Other Significant Data			
Return on Average Shareholders' Equity			
Operating Income	16.84%	17.51%	17.33%
Net Income	16.79	17.36	13.89
Return on Average Assets			
Operating Income	1.64	1.66	1.60
Net Income	1.64	1.64	1.28
Net Charge-Offs to Average Loans and Leases	0.21	0.21	0.22
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.39	1.42	1.39

See page 36 for Reconciliation of Operating Income to Net Income

The summary financial and other information contained herein is not complete and should be read in conjunction with Marshall & Ilsley Corporation's Annual Report on Form 10-K for the year ending December 31, 2003.

To Our Shareholders

2003 was a significant year for M&I, in terms of expansion, success across our business lines, and positive corporate earnings. Faced once again with an uncooperative economy, M&I maintained consistent growth despite challenges facing the banking industry. M&I stock increased 39.7 percent during the year, outperforming both the S&P 500 and our peers in the banking industry.

We ended the year with $34.4 billion in assets. Net income for the year ended December 31, 2003 was $2.38 per diluted share, or $544.1 million, as compared to $2.16 per diluted share, or $480.3 million, in 2002. Net income per share for 2003 increased 10.2 percent over 2002. Operating income for the year ended December 31, 2003, which excludes transition-related expenses associated with Metavante Corporation's Paytrust acquisition, was $2.39 per diluted share, or $545.6 million, as compared to $2.18 per diluted share, or $484.5 million, in 2002. Operating income per share increased 9.6 percent in 2003 over 2002.

Throughout 2003, we experienced successes across the Corporation. Our mortgage company had another record-breaking year, experiencing high volume for the second year in a row, and Metavante Corporation returned to double-digit growth, posting an increase of 16 percent in segment income for the year. Our historically excellent credit quality, loan growth, and expense management also contributed to a strong year.



James B. Wigdale, Chairman of the Board, Marshall & Ilsley Corporation, and Dennis J. Kuester, President and Chief Executive Officer, Marshall & Ilsley Corporation; Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank; and Chairman of the Board, Metavante Corporation, in front of M&I's annual holiday display, M&I's holiday gift to the community for over 30 years.

We increased the number of banking offices in the fast-growing Arizona market from 24 to 28, with plans to open more offices in Arizona, St. Louis, and Minnesota in 2004, through which we will have the opportunity to welcome many new customers and employees to the M&I family. We are also pleased to have new offices in Duluth, Minnesota, and Bonita Springs, Florida.

Our expansion efforts have served us well, and will continue to benefit us as we grow marketshare and provide our customers with the products and services that will help them succeed. *Our vision, however, is to provide high-quality financial products and services to every consumer and business in the United States, either directly through the M&I brand or indirectly through other financial institutions.*

For this reason, in addition to targeted expansion in both traditional and new markets, we're moving beyond a traditional "bricks and mortar" philosophy to address the needs of individuals, businesses, and corporations nationwide. We continue to expand our physical presence, but at the same time are exploring new ways to reach customers outside our traditional M&I footprint.

Now, with M&I or Metavante offices in 26 states and with customers in all 50, M&I truly is a national financial services provider. We will continue to pursue all opportunities to grow our national presence, whether we're establishing new locations in our core markets or reaching more customers nationwide through services such as outsourcing, wealth management, or investments.

Our goal is to provide you, our shareholders, with a favorable long-term return on your investment by continuing to perform in the top quartile of our banking peers in profitability and growth.

Our achievements in 2003 would not have been possible without the dedication of our employees corporate-wide and the experienced leadership of M&I executive management. This year we were pleased to welcome two additions: In March, Frank Martire became President and Chief Executive Officer of Metavante Corporation, and in June, Ken Krei joined Marshall & Ilsley Trust Company N.A. as President and Chief Executive Officer. We look forward to working with them in the years to come.

Sincerely,



James B. Wigdale
Chairman



Dennis J. Kuester
President and
Chief Executive Officer


Student Activity Center


Metavante Processing
(Customers in 50 states)
Banking Offices
(Offices in 7 states)
Investment Services
(Customers in 25 states)
Correspondent Banking Loan and Deposit Relationships
(Customers in 37 states)
M&I Home Lending Solutions
(Offices in 20 states)
Metavante Corporation
(Offices in 11 states)
Item Processing
(Offices in 7 states)
Dealer Finance
(Offices in 8 states)
M&I First National Leasing
(Offices in 8 states)
Marshall & Ilsley Trust Company N.A.
(Offices in 8 states)

BEYOND BRICKS AND MORTAR™

With M&I or Metavante locations throughout the United States and customers in all 50 states, Marshall & Ilsley Corporation has proven itself as a national financial services provider. Through our extensive network of offices and the efforts of our employees to connect customers with the M&I professionals, products, and services to meet their needs, we are able to reach customers regardless of where they live or do business.

As a result, our vision of providing high-quality financial products and services to every consumer and business in the United States, either directly through the M&I brand or indirectly through other financial institutions, has never been more possible than it is today.

Throughout this annual report, we have featured several companies from across the United States that, although outside of M&I's traditional markets, utilize M&I services to meet their financial needs. These companies, from Spokane, Washington, to Philadelphia, Pennsylvania, are but a few examples of our efforts to go beyond traditional bricks and mortar to reach potential customers from coast to coast.

Stephen Butterfield, Co-Chief Executive Officer and Vice Chairman of ***Nelnet****, visits with students on the campus of Southwestern College in Arizona. Nelnet, one of the leading education finance companies in the United States, is headquartered in* ***Lincoln, Nebraska****. Nelnet uses M&I's Correspondent Banking services and recently became M&I's student loan servicer for Arizona.*

GROWTH IN TRADITIONAL AND NEW MARKETS

Throughout 2003, we continued to expand within our core markets, opening new offices in areas of growth and enhancing our presence nationwide.

In our home state of Wisconsin, M&I Marshall & Ilsley Bank currently has 199 offices, and continues to be the marketshare leader in the state.

In Arizona, we opened four new offices during the year. The reception to this expanded network of offices has been very positive. We experienced 34 percent growth in the Arizona market in 2003, growing faster than the market itself, and will open additional offices in 2004.

We completed the integration of Southwest Bank of St. Louis in February of 2003, and later in the year acquired the employee benefit plan business of United Missouri Bank. The addition of private banking and enhancement of our mortgage services at Southwest Bank of St. Louis will continue to play a significant role in building M&I's reputation in this growing market.

A new Private Bank office in Bonita Springs, Florida, enhances our presence in the greater Naples area, and in Minnesota, a new location in Duluth brings our total Minnesota locations to 11.

The acquisition of AmerUs Home Lending in Urbandale, Iowa, will assist us in expanding our product line and distribution channel in the wholesale real estate lending market. At the start of 2004, M&I's Home Equity division had customers in 45 states and 56 home equity representatives. In 2003, M&I Home Lending Solutions experienced an increase in loan production and correspondent business, resulting in a 43 percent increase in average outstandings.

We look forward to exploring additional opportunities for growth in the future, both in markets M&I has traditionally served, and new markets where we can lay a solid foundation for success.

As always, we will continue to work hard to anticipate our customers' needs and expand our product and service offerings throughout the M&I network to best serve our current and future customers.

Riteway Bus Service, Germantown, Wisconsin, *discovered the benefits of prepaid cards available through M&I's Treasury Management area. Drivers such as Monica Bailey, pictured with Ronald Bast, President, Riteway Bus Service, use them for the convenience they offer in paying daily expenses incurred while on the road.*


RITEWAY



Financial Institutions Group Accelerates Growth Beyond Traditional Markets

M&I's Financial Institutions Group (FIG) has played a vital role in helping M&I move beyond its traditional market footprint. Through FIG, M&I business lines that specialize in serving financial institutions have the opportunity to further assist customers nationwide by referring them to other financial specialists throughout M&I.

Independently, the areas of Trust, Treasury Management, Support Services, Correspondent Banking, Investment Services, Metavante Corporation, and Strategic Sales Outsourcing have, in the past, provided financial institutions and other customers with the products and services they require. Together, the members of FIG act as a team, providing customers with a unique set of solutions to help them achieve their goals of increasing customer satisfaction, market share, and profitability. This relatively new combined sales effort has driven growth throughout the Corporation and promises to play a key role in M&I's strategy to grow its customer base in the future.

The FIG business-partner approach has served M&I well, resulting in increased customer retention, new cross-selling opportunities, and high-quality business leads. Not surprisingly, it has also enabled us to significantly grow our business beyond our traditional markets. The impact of the Financial Institutions Group is substantial; by the end of the year, we were able to close many product sales to customers throughout the United States – sales that were facilitated through FIG's strong referral network.

FIG has also had a tremendous impact on our success at the business-line level. Correspondent Banking now has correspondent loan and deposit relationships in 37 states, and Investment Services serves financial institutions in 25 states. In addition, as a leading technology provider, Metavante Corporation now serves over 5,000 financial institutions in 50 states and 23 countries.

As a member of FIG, Metavante Corporation provides us with a unique advantage few of our competitors can match. As a software and processing provider, Metavante ensures our customers have access to the products, services, and specialists to meet their technology needs – in addition to the traditional financial services offered through M&I.

Doug Brodzik, Senior Vice President, M&I Marshall & Ilsley Bank, visits Arthur Birenbaum, Executive Vice President, Head Commercial Lender, and Scott Megargee, Executive Vice President, Chief Lending Officer, both of ***Philadelphia, Pennsylvania-based The Bancorp Bank****, a client of M&I's Financial Institutions Group. M&I Bank and The Bancorp Bank work jointly on business endeavors, including the financing of projects for developers such as Allan Domb. Domb developed The Barclay Hotel (pictured here), a condominium building located in center city Philadelphia.*

Retail Banking Customers Benefit From New Product Introductions

Our retail banking customers continue to have more choices than ever before, with 24-hour banking by phone and on the Internet, and local offices in regions across the country, offering products and services designed to meet all their financial needs.

And now, the new M&I Rewards program offers customers even more reasons to bank with M&I. By using the M&I Rewards Credit Card and the M&I Rewards Check Card, customers earn points and redeem them for valuable rewards including gift cards, entertainment, hotel stays – even airline tickets and cruises. Customers have been reaping the rewards of using these valuable cards since the program's introduction in early 2003.

To assist our business and community banking customers in efficiently managing their M&I checking accounts, we introduced a new check imaging service. Now, instead of receiving cancelled checks in the mail, or requesting a copy of a specific check as needed, customers can access check images online. By October 2004, the Check Clearing for the 21st Century Act will require all banks to process checks electronically – one of the first steps in a nationwide effort to eliminate paper check processing. M&I's introduction of check imaging positions us well to realize the benefits of this new law.

We're also making it easier for individuals who are seeking new car loans to be approved immediately, onsite at the dealership. M&I Dealer Finance, working in conjunction with Metavante Corporation, offers DealerTrack™, new technology that enables dealers to receive real-time approvals for their customers. M&I Dealer Finance experienced a 35 percent increase in production over 2002 by building stronger dealer relationships and improving service through advances in technology, such as DealerTrack.

College students also have new financing opportunities through M&I Alternative Student Loans, a product that complements M&I's Stafford and Parent PLUS loans and is designed for students who do not receive enough financial aid to cover college costs.

And, for the third year in a row, M&I retail customers made the most of the low interest rate environment to purchase new homes or refinance their mortgage loans. We surpassed $5.3 billion in mortgage loan volume, exceeding 2002 by almost $1 billion, and served more than 30,000 customers during the year.

Customers are quickly discovering the value of the new M&I Rewards program, which offers the opportunity to earn valuable rewards simply by using the M&I Rewards Credit Card and the M&I Rewards Check Card. When customers use their Rewards card at retailers, such as M&I customer ***American TV and Appliance*** *(pictured opposite), they earn points that can be redeemed for gift certificates, travel packages, and more.*


Digital Surround Sound!


MAD DOG
GLYPHOSATE



Business and Commercial Banking Continue to Grow Customer Base

M&I's Commercial Banking division succeeded in securing new business throughout the year despite an economy that was financially challenging for both existing and potential customers. Growth in deposit-based relationships and cross-selling within our existing customer base continue to be important strategies in successfully serving our customers' needs. In 2003, we also added a significant number of new customer relationships in all our markets, while maintaining M&I's high standards of credit quality.

Our commercial real estate business experienced its third straight year of strong growth across all markets. An active housing market resulted in an increase in financing of investor-owned commercial real estate, and was a key factor in the year's significant growth. At year-end, M&I's commercial real estate business topped $8.2 billion.

M&I's small business lending continued to grow in 2003, ending the year with a 14.3 percent annual growth rate. M&I's small business portfolio, representing borrowing relationships of up to $500,000, grew to over $1.1 billion during the year. In Wisconsin, M&I again earned the distinction of being named the number-one small business lender by the U.S. Small Business Administration.

For our treasury management customers, M&I's prepaid cards continue to increase in popularity, providing employers with the means to reward or pay their employees with a disposable or reloadable card that can be used much like a credit or debit card. In addition, municipalities and nonprofit organizations are learning the value of M&I's Civic Checking, a product that offers flexible deposit solutions for our customers.

In addition to businesses and commercial entities, other financial institutions rely on M&I for the services we can provide to both the financial institution and its customers. These services, provided through M&I's Correspondent Banking division, include deposit and lending services, plus treasury management and international services. In 2003, as customers took advantage of low interest rates to pay off loans, Correspondent Banking pursued new business by expanding into new market territories and taking advantage of opportunities presented by M&I's Financial Institutions Group.

Randy Brown, Chief Executive Officer, ***AGSCO****, and Katie Kelley, Executive Vice President, Regional Manager, Commercial Banking, M&I Bank, Minnesota, at AGSCO's headquarters in* ***Grand Forks, North Dakota****. M&I provides a full complement of commercial banking products to the Brown family of companies, including AGSCO, a retailer and distributor of agricultural products.*

WEALTH MANAGEMENT BUSINESSES FOCUS ON STRONG PERFORMANCE

As of December 31, 2003, M&I Investment Management Corp. (IMC) managed $15.7 billion in assets. Strong investment performance remains the primary focus at IMC and 2003 was no different, especially for the Mid-Cap Value, Small-Cap Growth, and Money Market strategies. Each finished in the top 15 percent of their respective peer groups for the three years ending December 2003.

M&I's Custom Quantitative Solutions Group created the M&I High Dividend Strategy to provide customers with increased income and less stock market volatility, attracting $100 million in new assets in the program's first twelve months. The Marshall Asset Allocation Program (MAAP), a product made up of M&I's own Marshall Funds and other leading mutual funds, experienced another successful year, reaching over $1 billion in investments for the first time. Interest in the complete IMC line-up continues to grow within the institutional marketplace.

Marshall & Ilsley Trust Company N.A. currently serves more than 1,200 company relationships through its commercial trust services, including nearly 430,000 participants in 401(k) and other defined contribution plans. In 2003, the company was rated Best in Class in 14 of 18 categories as surveyed by *PLANSPONSOR* magazine, surpassing its already high rating from the prior year. M&I received Best in Class ratings for its services in categories such as reporting accuracy and timeliness, range of investment options, Internet services, participant call center, employee communication materials, and account representative expertise.

M&I Trust Operations Outsourcing experienced a successful sales year, broadening its footprint of serving the back-office needs of financial services companies throughout the United States, most of which are outside of M&I's traditional markets. Working together, Metavante Corporation and M&I Trust Operations Outsourcing provide the technology and personnel required to meet all of an organization's trust technology and operations needs.

Our Wealth Management area continues to grow as we serve the needs of affluent customers in all our regions and integrate these services as part of an offering that also includes private banking and brokerage services. We continue to attract new customers and enhance existing relationships through a comprehensive offering of products and services.

Sue Bernarde, Vice President, Marshall & Ilsley Trust Company N.A., and Wayne Klomstad (far right), Vice President, Marshall & Ilsley Trust Company N.A., meet with Jack Heath, President and Chief Operating Officer, and Tom Nesbitt, Trust Administration Manager, both of ***Washington Trust Bank****, an M&I trust operations outsourcing customer based in* ***Spokane, Washington.***





METAVANTE CORPORATION: TURNING HIDDEN REVENUE INTO PROFITS

During 2003, Metavante Corporation added financial services clients located beyond the bounds of the contiguous United States, ranging from Puerto Rico to Guam, and document composition software clients throughout Europe, from Norway to Italy. To serve these clients, our customer service centers are staffed 24 hours a day, seven days a week, 365 days a year. The goal: never miss a beat in delivering premier customer care.

Anywhere, Anytime Account Access

Metavante financial services clients are located in six time zones throughout North America, stretching from Puerto Rico to the Hawaiian Islands, from the Atlantic to the Pacific Oceans. Yet, our clients' customers may be located anywhere. Our online banking and bill payment technologies help meet their end-customer needs by providing financial account access from anywhere in the world over the Internet.

Throughout the year, Metavante demonstrated its proven technology leadership as it converted many financial institution clients and their tens of thousands of customers onto new consumer electronic banking and bill payment platforms that provide enhanced end-user experiences and added conveniences.

The Metavante electronic banking solution is designed to enhance the delivery of electronic information to financial institutions, while the Metavante electronic presentment and payment solution is designed to add value to payment transactions. Metavante also provides these technologies to other industries including insurance, telecommunications, and utilities.

With several large banks converting to the Metavante financial account processing system during 2003, including Bank of Hawaii, Banco Popular North America, and Mellon Financial Corporation, the number of deposit accounts the company processes increased to nearly 17 million.

Equipping financial institutions with advanced technology is at the heart of the Metavante business strategy, primarily by cross-selling new technologies within its core constituency of financial account processing clients. The Metavante Financial Services Group drove over 900 new client-sales or cross-sales during 2003. In addition, the group signed 24 client renewals during the year, including City National Bank, MidFirst Bank, and Synovus.

Gary Geisel, Chairman and Chief Executive Officer, ***Provident Bankshares Corporation,*** *and Provident Bank's Group Manager, Operations, Russell Johnson (foreground) discuss services provided by Metavante Corporation. The* ***Baltimore, Maryland-based*** *bank is a Metavante core processing client that also uses Metavante's customer relationship management products, electronic funds transfer and card products, and eFinance products.*

Improving Efficiency and Profitability

Capitalizing on its consulting expertise in financial services, wealth management, and technology, Metavante introduced a new marketing campaign in mid-2003 with the theme, "Turning Hidden Revenue Into Profits." Many financial institutions, including Bank of Hawaii and Columbia Bank of Tacoma, Washington, engaged Metavante consultants in business process improvement projects, which can be tied to a system conversion or to a bank management's desire to improve efficiency and profitability. With a staff exceeding 200 business consultants, many of whom built their careers in the banking industry, Metavante has the resources necessary to help a financial organization analyze its strengths and weaknesses, and recommend ways to improve its operations to drive efficiency improvements or enhance profitability.

To increase client value, consulting and professional services conducts opportunity assessments, which result in recommendations to change the way processes are handled and to adopt technology enhancements. Through customer relationship management (CRM) consulting, the introduction of additional technologies can equip branch personnel with powerful tools useful in cross-selling products and services. Enterprise contact management is one CRM technology that many Metavante clients – including Provident Bank in Baltimore – use to help keep bank and branch personnel informed about clients' needs and services.

Analyzing information about clients and understanding their banking habits and financial needs is also critical to the successful selling of financial products. During 2003, Metavante introduced the Business Intelligence Center analytics solution that connects with the Metavante Data Warehouse. This new tool provides an enterprise view of a financial institution and makes information and reports available to a greater number of employees throughout an organization.

Debit and Prepaid Cards Expand

The Metavante Electronic Funds Group continued to expand its services and clients during 2003, and saw continued growth in its prepaid and debit card programs. Discover Financial Services selected Metavante to deliver a flexible card solution for its clients, which includes the production and processing of gift cards on the Discover®/Novus network.

Several Metavante clients, including City National Bank of Florida, have introduced payroll cards as an alternative to issuing and cashing payroll checks. The product, which helps a financial institution strengthen its commercial relationships, also helps businesses reduce payroll costs. Payroll cards replace traditional paychecks, are convenient for recipients, and provide cost savings to employers.

Metavante continued to expand its services to the transit industry by establishing relationships with the Chicago Transit Authority and with the Regional Transportation Commission of Southern Nevada. Late in 2003, Metavante acquired Printing For Systems, Inc. (PSI), to extend its card products into the healthcare insurance market. PSI, of Madison, Connecticut, is a leading application service provider to the insurance industry, Fortune 500 corporations, and progressive marketing organizations, and is a leading provider of healthcare identification cards.

The Metavante commitment to providing clients with the best technology and support available continued in 2003 through an investment of $130 million in acquired technology, research, and development.

In 2004, Metavante will mark its 40th year of operations by renewing its longstanding commitment to put its clients and their customers first. Metavante products and services will continue to lead the efforts of our Financial Institutions Group to provide high-quality financial products and services to every consumer and business in the United States either directly through the M&I brand or indirectly through other financial institutions. The entire Metavante team is dedicated to improving our clients' efficiency and profitability through premier customer care, financial services expertise, and proven technology leadership.



Metavante total bill management services give financial institution customers the ability to receive, review, and pay their bills over the Internet from anywhere, at anytime.

Marshall & Ilsley Corporation

Officers



James B. Wigdale
Chairman of the Board,
Marshall & Ilsley Corporation



Dennis J. Kuester
President & CEO,
Marshall & Ilsley Corporation
Chairman of the Board and CEO,
M&I Marshall & Ilsley Bank
Chairman of the Board,
Metavante Corporation



Thomas M. Bolger
Executive Vice President,
Marshall & Ilsley Corporation
President,
M&I Marshall & Ilsley Bank



Mark F. Furlong
Executive Vice President &
Chief Financial Officer,
Marshall & Ilsley Corporation
Chief Financial Officer,
M&I Marshall & Ilsley Bank



Ryan R. Deneen
Senior Vice President &
Director of Corporate Tax,
Marshall & Ilsley Corporation



Randall J. Erickson
Senior Vice President,
General Counsel & Corporate Secretary,
Marshall & Ilsley Corporation



Mark R. Hogan
Senior Vice President &
Chief Credit Officer,
Marshall & Ilsley Corporation



Patricia R. Justiliano
Senior Vice President &
Corporate Controller,
Marshall & Ilsley Corporation



Kenneth C. Krei
Senior Vice President,
Marshall & Ilsley Corporation
President & CEO, Marshall & Ilsley
Trust Company N.A.



Nancy A. Maas
Senior Vice President &
Director of Corporate Marketing,
Marshall & Ilsley Corporation



Frank R. Martire
Senior Vice President,
Marshall & Ilsley Corporation
President & CEO,
Metavante Corporation



Thomas J. O'Neill
Senior Vice President,
Marshall & Ilsley Corporation
Executive Vice President,
M&I Marshall & Ilsley Bank
President, M&I Bank FSB



Paul J. Renard
Senior Vice President &
Director of Human Resources,
Marshall & Ilsley Corporation



John L. Roberts
Senior Vice President,
Marshall & Ilsley Corporation
President, M&I Support Services Corp.



Thomas A. Root
Senior Vice President &
Audit Director,
Marshall & Ilsley Corporation



Jeffrey V. Williams
Senior Vice President,
Marshall & Ilsley Corporation
Chairman of the Board,
Marshall & Ilsley Trust Company N.A.
CEO, M&I Brokerage Services, Inc.



Donald H. Wilson
Senior Vice President &
Corporate Treasurer,
Marshall & Ilsley Corporation

Marshall & Ilsley Corporation
Board of Directors

Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, WI 53202
(414) 765-7700
www.micorp.com

Directors

Richard A. Abdoo
Chairman of the Board and Chief Executive Officer, Wisconsin Energy Corporation, a holding company with subsidiaries in utility and non-utility businesses
Chairman of the Board, We Energies

David L. Andreas
Former President and Chief Executive Officer, National City Bancorporation, a bank holding company

Andrew N. Baur
Chairman of the Board, Southwest Bank of St. Louis

Jon F. Chait
Chairman of the Board, Chief Executive Officer, and President, Hudson Highland Group, Inc., a provider of workforce staffing and search services

Bruce E. Jacobs
President and Chief Executive Officer, Grede Foundries, Inc., a manufacturer of gray and ductile iron, steel, and alloyed castings

Donald R. Johnson
Chairman of the Board, retired, Modine Manufacturing Company, a provider of heat-transfer and heat-storage technology

Ted D. Kellner, CFA
Chairman of the Board and Chief Executive Officer, Fiduciary Management, Inc., an investment management firm

Dennis J. Kuester
President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board, Metavante Corporation

Katharine C. Lyall
President, University of Wisconsin System

John A. Mellowes
Chairman of the Board and Chief Executive Officer, Charter Manufacturing Company, Inc., a producer of bar, rod, wire, and wire parts for the auto industry and other industries

Edward L. Meyer, Jr.
Chairman of the Board, Anamax Corporation, a processor and manufacturer of various rendered products

San W. Orr, Jr.
Chairman of the Board, Wausau-Mosinee Paper Corporation

Robert J. O'Toole
Chairman of the Board, President, and Chief Executive Officer, A.O. Smith Corporation, a manufacturer of electric motors and water systems technologies

Peter M. Platten III
Vice Chairman of the Board, retired, Marshall & Ilsley Corporation

Robert A. Schaefer
Former Executive Vice President and Chief Operating Officer, retired, Security Capital Corporation, a bank holding company

John S. Shiely
Chairman of the Board, President, and Chief Executive Officer, Briggs & Stratton Corporation, a manufacturer of gasoline engines for outdoor power equipment

James A. Urdan
Partner, retired, Quarles & Brady, a law firm

George E. Wardeberg
Vice Chairman of the Board, retired, Wisconsin Energy Corporation, a holding company with subsidiaries in utility and non-utility businesses

James B. Wigdale
Chairman of the Board, Marshall & Ilsley Corporation

Directors Emeriti

Oscar C. Boldt
Wendell F. Bueche
Glenn A. Francke
Burleigh E. Jacobs
James F. Kress
Don R. O'Hare
Stuart W. Tisdale
James O. Wright
Gus A. Zuehlke

AFFILIATE BOARDS OF DIRECTORS

M&I MARSHALL & ILSLEY BANK

770 North Water Street
Milwaukee, WI 53202
(414) 765-7700
www.mibank.com

DIRECTORS

Richard A. Abdoo
Chairman of the Board and Chief Executive Officer, Wisconsin Energy Corporation
Chairman of the Board, We Energies

Thomas M. Bolger
President, M&I Marshall & Ilsley Bank
Executive Vice President, Marshall & Ilsley Corporation

Bruce E. Jacobs
President and Chief Executive Officer, Grede Foundries, Inc.

Dennis J. Kuester
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board, Metavante Corporation

James A. Urdan
Partner, retired, Quarles & Brady

George E. Wardeberg
Vice Chairman of the Board, retired, Wisconsin Energy Corporation

James B. Wigdale
Chairman of the Board, Marshall & Ilsley Corporation

DIRECTORS EMERITI

Wendell F. Bueche
John E. Forester
Carl L. Gosewehr
Burleigh E. Jacobs
Orville R. Mertz
David F. Nelson
Douglas Seaman
Leo E. Suycott
Stuart W. Tisdale
James O. Wright

ARIZONA COMMUNITY BANK BOARD OF DIRECTORS

John G. Barry
Executive Vice President and Commercial Bank Manager, M&I Marshall & Ilsley Bank, Arizona

Gary S. Clancy
Managing Member, Recycled Business Systems, L.L.C.

Vaughn S. Corley
Executive Vice President and General Manager, retired, Arizona Portland Cement Co.

P. Robert Fannin
Partner, Steptoe & Johnson, LLP

Michael C. Francis
Owner/Manager, Francis Insurance Agency

Dennis R. Jones
Chairman and President, M&I Marshall & Ilsley Bank, Arizona

Thomas C. Lathrop
Chairman, retired, M&I Thunderbird Bank

Susan Goldwater Levine
Executive Director, Hospice of the Valley

Michael K. McCartney
President, Marshall & Ilsley Trust Company N.A., Arizona

Charles F. Sands
President, Nutribiotech LLC; JED C, LLC

Richard H. Whitney
Partner, Gust Rosenfeld P.L.C.

D. Otis Wolkins
Vice President, retired, GTE Service Corporation

Stephen A. Wood
President, Insurers Administrative Corporation

Leyton S. Woolf, Jr.
Owner/Farmer, Woolf Roses, L.L.C.

MINNESOTA COMMUNITY BANK BOARD OF DIRECTORS

David Andreas
Former President and Chief Executive Officer, National City Bancorporation

Marty Chorzempa
Chairman, retired, Richfield Bank & Trust

Kim Culp
Chairman, M&I Marshall & Ilsley Bank, Minnesota Region

Mike Fiterman
President and Chief Executive Officer, Liberty Diversified Products

Esperanza Guerrero-Anderson
President and Chief Executive Officer, Milestone Growth Fund, Inc.

Michael Horovitz
Owner and President, Minneapolis Glass Company

Katie Kelley
Executive Vice President, M&I Marshall & Ilsley Bank, Minnesota

William J. Klein
President, M&I Marshall & Ilsley Bank, Minnesota

David Malmberg
Chairman of the Board, Sagebrush Corporation

Roger Scherer
Chairman of the Board, Scherer Brothers Lumber Company

Sheldon Wert
Former President and Chief Executive Officer, Century Bancshares, Inc.

Affiliate Boards of Directors

Wisconsin – Appleton Community Bank Board of Directors

Thomas J. Boldt
Chief Executive Officer, The Boldt Company

John A. Bykowski
President and Chief Executive Officer, Secura Insurance Companies

Stephen M. Evans
President, Evans Title Companies, Inc.

David J. Gitter
President, M&I Marshall & Ilsley Bank, Appleton

James R. Hayes
President and Chief Executive Officer, retired, Hayes Manufacturing Group, Inc.

Paul J. Heid
President, Heid Music Company, Inc.

Mary M. Hosmer
Account Executive/Owner, Insurance Services, Inc.

John E. Pfefferle
President, Grubb & Ellis/Pfefferle

Lawrence W. Wirth
President, retired, Presto Products, Inc.

Director Emeritus

Gus A. Zuehlke

Wisconsin – Ashland Community Bank Board of Directors

Paul R. Bretting
Vice President, C. G. Bretting Manufacturing Company, Inc.

Donald N. Marcouiller
Regional Administrator, Wisconsin Indianhead Technical College, Ashland Campus

Peter P. Viater
President, M&I Marshall & Ilsley Bank, Ashland

Leslie J. Whiteaker
Vice President and Chief Financial Officer, Memorial Medical Center

Wisconsin – Brookfield Community Bank Board of Directors

J. Nathan Cunniff
President, M&I Marshall & Ilsley Bank, Brookfield

Robert H. Eldridge
Executive Vice President and Secretary-Treasurer, retired, Briggs & Stratton Corporation

John R. Evans
President, retired, Evans Brothers Company, Inc.

Andrew J. Fleckenstein
Trustee, Fleck Foundation

W. P. Halquist
Chairman of the Board, Halquist Stone Co., Inc.

Irv Hansen
Chairman, M&I Marshall & Ilsley Bank, Brookfield

James E. Keyes
Chairman of the Board, KSM Industries, Inc.

James M. Leef
President, Industrial Towel & Uniform, Inc.

Gordon J. Liebl
President, A. L. Schutzman Co., Inc.

Aldo Madrigrano
President, W.O.W. Distributing Co., Inc.

Randall J. Wright
President and Chief Executive Officer, Empire Level Mfg. Corp.

Directors Emeriti

Glenn A. Francke
Philip K. Harvey
John P. Metzger
Gerry E. Seider
Donald A. Trepte

Wisconsin – Burlington Community Bank Board of Directors

James R. Bauman
Chairman, M&I Marshall & Ilsley Bank, Burlington

Glenda Dupons
President, Bear Realty Inc.

Frederick J. Koenen
Chairman of the Board, Reineman's True Value Inc.

John L. Malchine
Farmer

Lawrence Smith
Larry's Barber Shop

James F. Weis
President, May's Insurance Agency

Wisconsin – Eagle River Community Bank Board of Directors

Al Block
Owner, retired, A. L. Block Realty

Al Bybee
Food Broker, retired

C. Randall Cox
Consultant

T. J. Doyle, D.D.S.

Thomas Gaffney
Owner, retired, Gaffney Funeral Home

Darryl Gremban, D.D.S.

Richard D. Hansen
Past President, M&I Marshall & Ilsley Bank, Eagle River

James E. Levandoski
President, M&I Marshall & Ilsley Bank, Eagle River

Affiliate Boards of Directors

Wisconsin – Eau Claire Community Bank Board of Directors

Robert R. Hood
President, M&I Marshall & Ilsley Bank, Eau Claire

John A. Lubs
President, Mason Shoe Mfg. Co.

James D. Myers
Vice President, Pleasant Hill Farm, Inc.

Peter B. Scobie
President, R. W. Scobie, Inc.

Steven R. Senn
Chief Executive Officer, Senn Blacktop, Inc.

Roger R. Sipple
Roger & Donald Sipple Farm

Daniel J. Toycen
President, Toycen Motors, Inc.
President, Toycen of Ladysmith, Inc.

Kenneth C. Vance
President, Ken Vance Car City Inc.
President, Ken Vance Motors, Inc.

Wisconsin – Green Bay Community Bank Board of Directors

Richard G. Baumgarten
President, retired, M&I Fox Heights Bank

Michael B. Gage
Investor

John M. Jones
Executive Vice President and Chief Operating Officer, Green Bay Packers

Michael J. Langenhorst
President, Anamax Corporation

Peter D. Mancuso
Chief Executive Officer, Lindquist Machine Co.

Edward L. Meyer, Jr.
Chairman of the Board, Anamax Corporation

Ann M. Murphy
Vice President, Murphy Development, Inc.

Thomas M. Olejniczak
Partner, Liebmann, Conway, Olejniczak & Jerry, S.C.

Peter M. Platten III
Former Chairman of the Board, M&I Bank Northeast
Vice Chairman of the Board, retired, Marshall & Ilsley Corporation

Michael D. Simmer
President, M&I Marshall & Ilsley Bank, Green Bay

Ronald A. Weyers

Directors Emeriti

William R. Bodart
Carl Farah

Wisconsin – Hartland Community Bank Board of Directors

Steven C. Boysa
Chairman of the Board, Creative Equities Company, Inc.

Robert C. Goff
President, Goff's Auto Body, Inc.

Stanley F. Hack
Attorney

Arthur T. Kraemer
Chairman, M&I Marshall & Ilsley Bank, Hartland

Scott A. Kraemer
President, M&I Marshall & Ilsley Bank, Hartland

Donald L. McNeil
Retired, Executive Director, Inc.

Richard A. Natalizio
Chairman of the Board, HNI Company, Inc.

Charles L. Rushman
Chairman, First Weber Realty

Paul J. Schmidt
President, retired, Collections Unlimited, Inc.

Sheldon Volk
Executive Vice President, retired, M&I Lake Country Bank

Dennis H. Wollenzien
President and Chief Operating Officer, retired, M&I Lake Country Bank

Directors Emeriti

Patrick A. Corcoran
Anton R. Grasch
Charles J. Herro
William Hollenbeck
J. Scott Kestly
Richard K. Mueller
August U. Pabst
Charles A. Perry
Richard A. Schmidt
Thomas J. Waldera

Affiliate Boards of Directors

Wisconsin – Janesville Community Bank Board of Directors

Frank E. Bauchiero
Consultant

J. Michael Borden
President, Hufcor, Inc.

Mark A. Cullen
President, J. P. Cullen & Sons

Richard L. Dashnaw
Retired, Coltec Industries

John H. Franz
Consultant

Dennis L. Hansch
Attorney, Nowlan & Mouat

Charles H. Harker
President, Mid-States Concrete

Mary E. Kilkenny
Broker, Keefe Real Estate

Michael J. Murphy
President, Chief Executive Officer, and Owner, Southeastern Wisconsin Title Company, Inc.

Ronald K. Ochs
President, M&I Marshall & Ilsley Bank, Janesville

James F. Ruethling
Administrator, Beloit Clinic, S.C.

David A. Weber
President, Mode Industries, Inc.

Director Emeritus

Donald P. Ryan

Wisconsin – Kenosha Community Bank Board of Directors

Kenneth L. Fellman
President, M&I Marshall & Ilsley Bank, Kenosha

Robert G. Terwall
President, Cherry Electrical Products

Dennis Vignieri
President and Chief Executive Officer, Kenosha Beef International Limited

Michael W. Wells
President, Frank L. Wells Company

Wisconsin – La Crosse Community Bank Board of Directors

Dr. Julio J. Bird, M.D.
Gundersen Lutheran

Karl J. Brickl
President, Brickl Bros., Inc.

Russell J. Callahan, Jr.
Retired, Herbergers

Randolph A. Eddy, Sr.
President, Carrier Insurance Agency

James H. Fullerton
Chairman, M&I Marshall & Ilsley Bank, La Crosse

Al L. Lindsay
Senior Vice President, M&I Marshall & Ilsley Bank, La Crosse

Barbara Skogen
Vice President, Skogen's Foodliner, Inc.

Ronald A. Wessels
President, M&I Marshall & Ilsley Bank, La Crosse

Wisconsin – Madison Community Bank Board of Directors

Timothy B. Erdman
Chairman and Chief Executive Officer, Marshall Erdman & Assoc.

John M. Flesch
Executive Vice President and Treasurer, Gordon Flesch Company, Inc.

Harold F. Mayer
Vice President Operations, retired, Oscar Mayer Foods Corp.

Robert F. O'Loughlin
President, Softspikes, Inc.

Richard R. Renk
President, The Renk Seed Company

Douglas G. Reuhl
President, American of Madison

Robert A. Schlicht
President, M&I Marshall & Ilsley Bank, Madison

Terry K. Shockley
President, Shockley Group, Inc.

Jay L. Smith
President, JLS Investment Group

F. Charles Steinhauer
Vice President, Madison Dairy Produce

Jerry J. Weygandt
Professor of Accounting, UW School of Business

Affiliate Boards of Directors

Wisconsin – Marshfield

Community Bank Board of Directors

John Baltus
President, Baltus Oil Co.

Donald Boon
President, Boon Construction

Ronald D. Doine
President, Doine Excavating, Inc.

Terry Frankland
General Manager, V&H, Inc.

Kenneth F. Heiman
Owner, Nasonville Dairy, Inc.

Ronald Maurer
President, Maurer Roofing

Alan D. Nystrom
President, M&I Marshall & Ilsley Bank, Marshfield

Ronald Wiskerchen
President, retired, Wiskerchen Cheese, Inc.

Directors Emeriti

Vernon Baltus
Floyd Hamus
Robert O. Heck
Ken Heiting
James W. Hewitt
John W. Koenig
Robert Solberg
James F. Sternweis
Lawrence I. Thill
Warner G. Von Holzen
Frederick J. Wenzel

Wisconsin – Mayville

Community Bank Board of Directors

Melvin Drinkwine
Retired, Tab Products Co.

Leo R. Fisher
Chairman of the Board, retired, M&I Bank of Mayville

Dennis M. Kemmel
Owner, Kemmel Insurance Agency

George F. Olson
Sales and Engineering, W. G. Strohwig Tool & Die, Inc.

Roy Rohlinger
Vice President, Rohlinger Construction, Inc.

Kevin E. Volm
President, M&I Marshall & Ilsley Bank, Mayville

Stanley A. Waas
President, Waas Boring & Cable, Inc.

Wisconsin – Menomonee Falls

Community Bank Board of Directors

Ronald R. Bast
President, Riteway Bus Service, Inc.

Richard C. Becker
President, M&I Marshall & Ilsley Bank, Menomonee Falls

Robert E. Drisner
President and Chief Executive Officer, retired, Community Health Care Services

Donald H. Nimmer
Chief Executive Officer, Enercon Industries Corporation

Michael Richardson
President, Richardson Financial Group, Inc.

Douglas H. Stadelmann
President, Stadelmann Engineering, Inc.

Directors Emeriti

Gerald S. Parshalle
Don A. Schneiders
A. W. Zillmer

Wisconsin – Merrill

Community Bank Board of Directors

Edward G. Chartier
Retired

John F. Koch
President, M&I Marshall & Ilsley Bank, Merrill

Lance R. Nienow
Chief Executive Officer, Weinbrenner Shoe Co.

Gary L. Schulze
Vice President, Victory Clinic Pharmacy, Inc.

David B. Smith
Consultant and Private Investor

Thomas J. Young
Executive Vice President, retired, Church Mutual Insurance Company

Wisconsin – Oshkosh

Community Bank Board of Directors

Cristopher Bumby
President and Chief Executive Officer, Admanco, Inc.

Jere Chapin
President, retired, M&I Central State Bank

Dennis Elmer
Food Broker

H. Andersen Lyke
President, Lyke Corporation

Steven R. Schmudlach
President, M&I Marshall & Ilsley Bank, Oshkosh

Dennis E. Schwab
President, Coldwell Banker - Schwab Realty Ltd.

AFFILIATE BOARDS OF DIRECTORS

WISCONSIN – RACINE
COMMUNITY BANK BOARD OF DIRECTORS

Matthew L. Andis
President, Andis Company

Thomas L. Beck
President, Unico, Inc.

Timothy J. Majcen
President, M&I Marshall & Ilsley Bank, Racine

James O. Parrish
Vice President, Finance, retired, Twin Disc, Inc.

David B. Rayburn
President, Modine Manufacturing Company

Willard T. Walker
Chairman of the Board, Walker Forge, Inc.

DIRECTORS EMERITI

Kenneth Jensen
David J. Munroe
Earl E. Richter
Ernest C. Styberg, Jr.
Harold C. Weiss

WISCONSIN – RHINELANDER
COMMUNITY BANK BOARD OF DIRECTORS

Ted S. Baginski, Jr.
President, Ted Baginski and Sons Inc.

Fred A. Berner
Editor, Antigo Daily Journal
Officer, Berner Bros. Publishing

William J. Cousineau
President, Cousineau Auto Parts, Inc.

Michael Moioffer
President, MIDE Inc.

Dexter Musson
President, Musson Brothers, Inc.

Dale J. Opperman
President, M&I Marshall & Ilsley Bank, Rhinelander

Kirby H. Roen
Director - Sector Planning, Citizens Communications

Irving Schiek III, M.D.
Retired

WISCONSIN – SHAWANO
COMMUNITY BANK BOARD OF DIRECTORS

James A. Kasten
Vice President - Fluid Milk, Employee & Member Services, Foremost Farms

Jeffrey P. Mace
President, M&I Marshall & Ilsley Bank, Shawano

Russell L. Obermeier
Owner, Maple Creek Wildlife
President and Owner, Obermeier & Associates
President and Owner, Cloverleaf Sand and Gravel, Inc.

Larry J. Rose
CPA/PFS, Shareholder, Kerber, Rose & Associates, S.C.
Financial Consultant, First Choice Financial Services, LLC

Russell P. Schmidt
Retired

Jerry J. Senzig
President and Owner, retired, Senzig's, Inc.

Gary J. Tauchen
Treasurer, Tauchen Harmony Valley, Inc.

WISCONSIN – SHEBOYGAN
COMMUNITY BANK BOARD OF DIRECTORS

Ronald E. Begalke
Executive Vice President, retired, Sargento Cheese Co.

Terence P. Fox
Attorney at Law, Kummer, Lambert & Fox, LLP

Reynolds K. Honold
President, retired, Aldag/Honold Mechanical, Inc.

Gary D. Maples
President, M&I Marshall & Ilsley Bank, Sheboygan

Michael D. Muth
Chairman of the Board and Chief Executive Officer, K. W. Muth Company

David Quasius
President, Quasius Construction, Inc.

Affiliate Boards of Directors

Wisconsin – Stevens Point Community Bank Board of Directors

James E. Anderson
President, Ellis Stone Construction Company, Inc.

Marilynn J. Chesbrough

Robert L. Cooper
President, Cooper Dental

Jeffrey L. Martin
President and CEO, St. Michael's Hospital

Richard W. Okray
Secretary, Okray Family Farms, Inc.

Thomas W. Rause
President and Chief Executive Officer, Rause Management, Inc.

Robert A. Schmidt
President, M&I Marshall & Ilsley Bank, Stevens Point

Ronald T. Skrenes
Attorney, Anderson, O'Brien, Bertz, Skrenes & Golla

Herbert M. Theisen
President, Theisen's Lumber and Millwork, Inc.

Directors Emeriti

Leonard F. DeBaker
Bennett C. Katz
David Ross Miller
Gerald M. O'Brien
Joseph J. Okray
Robert W. Worth

Wisconsin – Superior/Duluth Community Bank Board of Directors

James Banks
President and Chief Executive Officer, Allouez Marine Supply, Inc.

John H. Hendricks
President, Hendricks, Knudson, Gee & Torvinen, S.C.

Mary A. Johnson
Senior Vice President – Chief Operations Officer, St. Mary's/Duluth Clinic Health System

Mary Millard
President, Millard & Associates, Inc.

Fred Shusterich
President, Midwest Energy Resources

James E. Zastrow
President, M&I Marshall & Ilsley Bank, Superior/Duluth

Directors Emeriti

Richard Buth
James Tracy

Wisconsin – Watertown Community Bank Board of Directors

Richard Baker
Baker-Rullman Mfg., Inc.

Robert A. Bender
Attorney

John H. Ebert
President, M&I Marshall & Ilsley Bank, Watertown

William J. Kwapil, Jr.
Seven-Up Bottling Co.

Directors Emeriti

V. R. Bauman
E. J. Dobbratz
E. W. McFarland

Wisconsin – Wausau Community Bank Board of Directors

Edward J. Creske
President, Wausau Tile

Dwight E. Davis
President and Chief Executive Officer, Greenheck Fan Corp.

Richard D. Dudley
Chairman, Dudley Investments LLC

David Eisenreich
President, Marathon Electric Manufacturing Corp.

Thomas J. Howatt
President, Wausau-Mosinee Paper Corporation

Hugh E. Jones
President, M&I Marshall & Ilsley Bank, Wausau

Ronald L. Klimisch
President, Wausau Supply Company

Alfred P. Moore
President and Chief Executive Officer, Wausau Benefits, Inc.

San W. Orr, Jr.
Chairman of the Board, Wausau-Mosinee Paper Corporation

Floyd G. Shelton
President, Superior Floor

John L. Skoug
Chairman and Chief Executive Officer, Marathon Cheese Corp.

Neil F. Slamka
Vice President and General Manager, Green Bay Packaging, Inc.

Paul A. Spaude
President, Wausau Hospital Center

Stanley F. Staples, Jr.
Chairman of the Board, Alexander Properties, Inc.

Affiliate Boards of Directors

Wisconsin – West Bend Community Bank Board of Directors

Thomas R. Bast
Chairman of the Board, retired, M&I First National Bank

Mark A. Hauser
Partner, Kieckhafer Dietzler Hauser & Co.

Steven C. Johnson
President, Johnson School Bus Service, Inc.

Thomas W. Kieckhafer
Retired

Richard L. Leitheiser
President, M&I Marshall & Ilsley Bank, West Bend

Mark A. Nielsen
President, Cochran Sign Company, Inc.

Director Emeritus

Charles H. Johnson

M&I Bank FSB

3993 Howard Hughes Parkway
Suite 100
Las Vegas, NV 89109
(702) 737-3910

Directors

Randall J. Erickson
Senior Vice President, General Counsel, and Corporate Secretary, Marshall & Ilsley Corporation

Patricia R. Justiliano
Senior Vice President and Corporate Controller, Marshall & Ilsley Corporation

Thomas J. O'Neill
President, M&I Bank FSB

Senior Vice President, Marshall & Ilsley Corporation

Executive Vice President, M&I Marshall & Ilsley Bank

John L. Roberts
Senior Vice President, Marshall & Ilsley Corporation

President, M&I Support Services Corp.

Donald H. Wilson
Senior Vice President and Corporate Treasurer, Marshall & Ilsley Corporation

Southwest Bank of St. Louis

2301 South Kingshighway
St. Louis, MO 63110
(314) 776-5200
www.mysouthwestbank.com

Directors

Halvor B. Anderson
Retired, Manufacturing Executive

John T. Baumstark
President, Archway Sales, Inc.

Andrew N. Baur
Chairman, Southwest Bank of St. Louis

Andrew S. Baur
President and Chief Executive Officer, Community Banking, Southwest Bank of St. Louis

Linn H. Bealke
Vice Chairman, Southwest Bank of St. Louis

John G. Brunner
Chief Executive Officer, Vi-Jon Laboratories, Inc.

William H. T. Bush
Chairman, Bush-O'Donnell & Co., Inc.

Francis C. Cunetto
President, Cunetto House of Pasta, Inc.

Donald Danforth III
President, City Academy

Robert E. Flynn III
President, Berry Grant Company

Richard A. Grebel
President, KCI Construction

Frederick O. Hanser
Chairman, St. Louis Cardinals, L.P.

Henry O. Johnston
Retired, Investment Executive

Richard G. Millman
President, Millman Lumber Co.

Edward T. Noland
President, Pharma Tech Industries, Inc.

Almira B. Sant
Retired, Publisher

Robert J. Witterschein
President and Chief Executive Officer, Commercial Banking, Southwest Bank of St. Louis

Directors Emeriti

Edward C. Berra
William J. Freschi
G. Fred Heimburger
Charles W. Hrebec, Jr.
Charles A. Zone

Affiliate Boards of Directors

Marshall & Ilsley Trust Company N.A.

1000 North Water Street
Milwaukee, WI 53202
(414) 287-8700

Directors

Morry L. Birnbaum
Chairman Emeritus, Marshall & Ilsley Trust Company N.A.

Thomas M. Bolger
Executive Vice President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank

Mark F. Furlong
Executive Vice President and Chief Financial Officer, Marshall & Ilsley Corporation
Chief Financial Officer, M&I Marshall & Ilsley Bank

Kenneth C. Krei
President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Senior Vice President, Marshall & Ilsley Corporation

Dennis J. Kuester
President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board, Metavante Corporation

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

James B. Wigdale
Chairman of the Board, Marshall & Ilsley Corporation

Jeffrey V. Williams
Chairman of the Board, Marshall & Ilsley Trust Company N.A.
Senior Vice President, Marshall & Ilsley Corporation
Chief Executive Officer, M&I Brokerage Services, Inc.

Arizona Community Trust Board of Directors

Mark B. Bonsall
Chief Financial Executive and Associate General Manager of Commercial and Customer Services, Salt River Project

Joseph J. Campanella
President and Chief Executive Officer, retired, Jet Aviation

Anthony V. Carollo
Chairman and Chief Executive Officer, retired, Syntellect

P. Robert Fannin
Attorney, Steptoe & Johnson LLP

George H. Isbell
Vice Chairman of the Board, retired, Marshall & Ilsley Trust Company N.A., Arizona

Jack B. Jewett
Senior Vice President of Public Policy, TMC Healthcare

Dennis R. Jones
Chairman and President, M&I Marshall & Ilsley Bank, Arizona

Kenneth C. Krei
President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Senior Vice President, Marshall & Ilsley Corporation

Thomas C. Lathrop
Chairman, retired, M&I Thunderbird Bank

Michael K. McCartney
President, Marshall & Ilsley Trust Company N.A., Arizona

The Honorable John C. Pritzlaff, Jr.
Chairman of the Board and President, Rockmount Corporation

Robert E. Templin
Executive Vice President, retired, Northwestern Mutual Life Insurance Company

Florida Community Trust Board of Directors

Morry L. Birnbaum
Chairman Emeritus, Marshall & Ilsley Trust Company N.A.

Glen R. Bomberger
Executive Vice President and Chief Financial Officer, retired, A. O. Smith & Company

Dennis D. Finnigan
Vice President, retired, M&I Marshall & Ilsley Bank

William B. French
Senior Vice President, retired, M&I Marshall & Ilsley Bank

Kenneth C. Krei
President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Senior Vice President, Marshall & Ilsley Corporation

Barbara W. Moore
Director, DSLT, Inc.

Donald E. Nordlund
Chairman of the Board and Chief Executive Officer, retired, Staley Continental

Stephen A. Saldanha
Chairman and Chief Executive Officer, MTS Telecommunications, Inc.
Chairman, Pacer International Holding, Inc.

William A. Wade
President, Marshall & Ilsley Trust Company N.A., Florida

AFFILIATE BOARDS OF DIRECTORS

M&I INVESTMENT MANAGEMENT CORP.

1000 North Water Street
Milwaukee, WI 53202
(414) 287-7300

DIRECTORS

Morry L. Birnbaum
Chairman Emeritus, Marshall & Ilsley Trust Company N.A.

Thomas M. Bolger
Executive Vice President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank

Mark F. Furlong
Executive Vice President and Chief Financial Officer, Marshall & Ilsley Corporation
Chief Financial Officer, M&I Marshall & Ilsley Bank

Kenneth C. Krei
President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Senior Vice President, Marshall & Ilsley Corporation

Dennis J. Kuester
President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board, Metavante Corporation

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

David W. Schulz
President, M&I Investment Management Corp.

James B. Wigdale
Chairman of the Board, Marshall & Ilsley Corporation

Jeffrey V. Williams
Senior Vice President, Marshall & Ilsley Corporation
Chief Executive Officer, M&I Brokerage Services, Inc.
Chairman of the Board, Marshall & Ilsley Trust Company N.A.

METAVANTE CORPORATION

4900 West Brown Deer Road
Milwaukee, WI 53223
(800) 236-3282
www.metavante.com

DIRECTORS

Thomas M. Bolger
Executive Vice President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank

Mark F. Furlong
Executive Vice President and Chief Financial Officer, Marshall & Ilsley Corporation
Chief Financial Officer, M&I Marshall & Ilsley Bank

Dennis J. Kuester
President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board, Metavante Corporation

Frank R. Martire
President and Chief Executive Officer, Metavante Corporation
Senior Vice President, Marshall & Ilsley Corporation

James B. Wigdale
Chairman of the Board, Marshall & Ilsley Corporation

M&I SUPPORT SERVICES CORP.

770 North Water Street
Milwaukee, WI 53202
(414) 765-7700

DIRECTORS

Thomas M. Bolger
Executive Vice President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

John L. Roberts
President, M&I Support Services Corp.
Senior Vice President, Marshall & Ilsley Corporation

Jeffrey V. Williams
Senior Vice President, Marshall & Ilsley Corporation
Chief Executive Officer, M&I Brokerage Services, Inc.
Chairman of the Board, Marshall & Ilsley Trust Company N.A.

M&I COMMUNITY DEVELOPMENT CORPORATION

933 North Mayfair Road
Suite 211
Wauwatosa, WI 53226
(414) 765-7700

DIRECTORS

Randall J. Erickson
Senior Vice President, General Counsel, and Corporate Secretary, Marshall & Ilsley Corporation

Robert J. Nicol
President, M&I Community Development Corporation

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

Scott O. Sheaffer
Vice President, M&I Marshall & Ilsley Bank

James A. Urdan
Partner, retired, Quarles & Brady

Donald H. Wilson
Senior Vice President and Corporate Treasurer, Marshall & Ilsley Corporation

SELECTED FINANCIAL DATA
CONSOLIDATED SUMMARY OF EARNINGS

Years ended December 31 ($000's except share data)

	2003	2002
INTEREST INCOME		
Loans and Leases	$1,304,060	$1,297,166
Investment Securities:		
Taxable	165,075	198,037
Tax Exempt	57,968	60,637
Short-term Investments	2,817	11,496
Total Interest Income	**1,529,920**	**1,567,336**
INTEREST EXPENSE		
Deposits	228,216	283,385
Short-term Borrowings	81,070	150,310
Long-term Borrowings	163,348	127,343
Total Interest Expense	**472,634**	**561,038**
Net Interest Income	1,057,286	1,006,298
Provision for Loan and Lease Losses	62,993	74,416
Net Interest Income After Provision for Loan and Lease Losses	**994,293**	**931,882**
OTHER INCOME		
Data Processing Services	657,827	601,500
Trust Services	126,759	120,586
Other	431,215	360,602
Total Other Income	**1,215,801**	**1,082,688**
OTHER EXPENSE		
Salaries and Benefits	794,828	741,384
Other	654,348	547,541
Total Other Expense	**1,449,176**	**1,288,925**
Income Before Taxes	760,918	725,645
Provision for Income Taxes	215,289	241,096
Operating Income	**545,629**	**484,549**
Adjustments	(1,524)	(4,222)
Net Income	**$544,105**	**$480,327**
PER SHARE*		
Diluted – Operating Income	$2.39	$2.18
Diluted – Net Income	2.38	2.16
Common Dividend Declared	0.700	0.625
OTHER SIGNIFICANT DATA		
Year-End Common Stock Price	$38.25	$27.38
Return on Average Shareholders' Equity – Operating Income	16.84%	17.51%
Return on Average Shareholders' Equity – Net Income	16.79	17.36
Return on Average Assets – Operating Income	1.64	1.66
Return on Average Assets – Net Income	1.64	1.64
Stock Splits		*2-for-1*

**All per share data restated for 2-for-1 stock split effective June 17, 2002*

See page 36 for Reconciliation of Operating Income to Net Income

2001	2000	1999	1998	*Compounded Growth Rate* 5 Year
$1,358,798	$1,391,651	$1,156,775	$1,085,829	3.7%
270,336	272,536	269,668	280,377	(10.1)
62,273	65,429	58,820	52,969	1.8
17,696	18,366	11,321	14,869	(28.3)
1,709,103	**1,747,982**	**1,496,584**	**1,434,044**	**1.3**
566,899	772,016	585,864	564,540	(16.6)
188,587	224,187	142,294	126,624	(8.5)
110,814	78,773	63,145	66,810	19.6
866,300	**1,074,976**	**791,303**	**757,974**	**(9.0)**
842,803	673,006	705,281	676,070	9.4
54,115	30,352	25,419	27,090	18.4
788,688	**642,654**	**679,862**	**648,980**	**8.9**
559,816	546,041	494,816	421,945	9.3
120,827	117,680	100,963	88,496	7.5
336,664	318,439	285,735	282,497	8.8
1,017,307	**982,160**	**881,514**	**792,938**	**8.9**
678,493	627,394	587,711	523,606	8.7
499,867	443,461	424,474	416,365	9.5
1,178,360	**1,070,855**	**1,012,185**	**939,971**	**9.0**
627,635	553,959	549,191	501,947	8.7
206,659	177,627	176,630	171,294	4.7
420,976	**376,332**	**372,561**	**330,653**	**10.5**
(83,491)	(61,209)	(18,050)	(29,330)	–
$337,485	**$315,123**	**$354,511**	**$301,323**	**12.5%**
$1.93	$1.73	$1.65	$1.43	10.8%
1.55	1.45	1.57	1.31	12.7
0.568	0.518	0.470	0.430	10.2
$31.64	$25.42	$31.41	$29.22	
17.33%	17.52%	17.15%	15.50%	
13.89	14.67	16.32	14.13	
1.60	1.50	1.64	1.59	
1.28	1.26	1.56	1.45	

SELECTED FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEETS

Years ended December 31 ($000's except share data)

	2003	2002
ASSETS		
Cash and Due From Banks	$752,215	$708,256
Short-term Investments	264,254	717,129
Trading Securities	23,017	15,247
Investment Securities:		
Taxable	4,038,579	3,325,568
Tax Exempt	1,173,466	1,224,737
Loans and Leases:		
Commercial	6,905,323	6,143,862
Commercial Real Estate	7,900,505	6,457,981
Residential Real Estate	2,928,146	2,645,625
Home Equity Loans and Lines	4,109,431	3,529,602
Personal	1,874,315	1,388,447
Lease Financing	674,871	862,927
Total Loans and Leases	24,392,591	21,028,444
Allowance for Loan and Lease Losses	347,838	302,664
Net Loans and Leases	24,044,753	20,725,780
Other Assets	2,971,737	2,485,933
Total Assets	**$33,268,021**	**$29,202,650**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest Bearing Deposits	$4,189,724	$3,509,133
Bank Issued Interest Bearing Activity Accounts	10,084,996	8,996,778
Bank Issued Time Deposits	3,399,734	3,540,124
Total Bank Issued Deposits	17,674,454	16,046,035
Wholesale Deposits	4,311,424	2,596,952
Total Deposits	21,985,878	18,642,987
Short-term Borrowings	3,138,752	4,188,339
Long-term Borrowings	3,798,851	2,693,447
Other Liabilities	1,103,886	911,187
Shareholders' Equity	3,240,654	2,766,690
Total Liabilities and Shareholders' Equity	**$33,268,021**	**$29,202,650**
OTHER SIGNIFICANT DATA		
Book Value at Year-End**	$15.00	$13.51
Average Common Shares Outstanding**	226,342,764	212,799,996
Shareholders of Record at Year End	19,708	19,141
Employees at Year End	12,244	12,625
CREDIT QUALITY RATIOS		
Net Charge-Offs to Average Loans and Leases	0.21%	0.21%
Total Nonperforming Loans* and OREO to End of Period Loans, Leases and OREO	0.74	0.85
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.39	1.42
Allowance for Loan and Lease Losses to Total Nonperforming Loans*	202	174

* *Loans and leases nonaccrual, restructured, and past due 90 days or more*

** *Restated for 2-for-1 stock split effective June 17, 2002*

2001	2000	1999	1998	*Compounded Growth Rate* 5 Year
$651,367	$615,015	$638,399	$652,988	2.9%
503,857	265,487	186,106	247,049	1.4
21,284	30,926	37,276	43,404	(11.9)
3,926,737	4,063,773	4,208,498	4,317,668	(1.3)
1,269,175	1,327,159	1,217,847	1,078,333	1.7
5,478,342	4,975,482	4,359,880	3,749,518	13.0
5,262,590	4,615,859	4,175,148	3,831,388	15.6
2,512,508	3,059,715	2,561,831	2,633,676	2.1
2,739,438	2,282,590	1,902,381	1,502,562	22.3
1,182,049	1,245,738	1,204,931	1,154,110	10.2
1,026,215	938,525	705,054	532,043	4.9
18,201,142	17,117,909	14,909,225	13,403,297	12.7
253,089	233,466	228,500	216,456	10.0
17,948,053	16,884,443	14,680,725	13,186,841	12.8
2,049,836	1,854,974	1,732,112	1,263,890	18.6
$26,370,309	**$25,041,777**	**$22,700,963**	**$20,790,173**	**9.9%**
$2,895,083	$2,648,419	$2,663,609	$2,545,724	10.5%
7,833,126	6,836,132	6,595,060	5,992,106	11.0
3,975,253	4,291,005	4,254,869	4,656,695	(6.1)
14,703,462	13,775,556	13,513,538	13,194,525	6.0
2,487,129	3,722,227	2,643,364	1,562,690	22.5
17,190,591	17,497,783	16,156,902	14,757,215	8.3
3,944,160	3,538,846	2,803,834	2,357,161	5.9
1,962,801	1,178,805	1,009,132	1,046,321	29.4
843,198	678,269	558,978	496,439	17.3
2,429,559	2,148,074	2,172,117	2,133,037	8.7
$26,370,309	**$25,041,777**	**$22,700,963**	**$20,790,173**	**9.9%**
$11.65	$10.60	$9.74	$9.94	8.6%
208,587,816	208,201,304	209,881,574	211,836,278	–
19,311	17,061	20,549	21,410	–
11,657	11,753	11,433	10,756	–
				5 Year Average
0.22%	0.12%	0.17%	0.07%	0.19%
0.94	0.76	0.75	0.85	0.81
1.39	1.34	1.38	1.62	1.38
154	182	193	206	181

Reconciliation of Operating Income to Net Income

After-tax $ in millions, except for per share data	2003		2002		2001		2000		1999		1998		5 Year
	Amount	Per Share Diluted	Amount	Per Share Diluted	Amount	Per Share Diluted	Amount	Per Share Diluted	Amount	Per Share Diluted	Amount	Per Share Diluted	Per Share Diluted Compounded Growth Rate
Operating Income	**$545.6**	**$2.39**	**$484.5**	**$2.18**	**$421.0**	**$1.93**	**$376.3**	**$1.73**	**$372.6**	**$1.65**	**$330.7**	**$1.43**	**10.8%**
Acquisition and Transition-Related Charges – Metavante	(1.5)	(0.01)	(4.2)	(0.02)	(27.1)	(0.12)							
Goodwill Amortization					(15.4)	(0.07)	(14.7)	(0.07)	(18.1)	(0.08)	(13.1)	(0.05)	
Auto Lease Residual Write-Downs					(15.8)	(0.07)							
Charter Reduction Charges					(8.5)	(0.04)	(6.2)	(0.03)					
Investment Losses – Metavante					(9.7)	(0.05)							
Reduction in Force and Realignment Charges – Metavante					(6.6)	(0.03)							
Change in Accounting for Derivatives and Hedging Activities					(0.4)	0.00							
Change in Accounting for Revenue – Metavante							(2.3)	(0.01)					
Acquisition Charges – Advantage Bancorp, Inc.											(16.3)	(0.07)	
Investment Securities Losses							(32.9)	(0.15)					
Losses – Sale of ARM Loans							(2.0)	(0.01)					
Metavante – IPO Expenses							(3.1)	(0.01)					
Total Adjustments	(1.5)	(0.01)	(4.2)	(0.02)	(83.5)	(0.38)	(61.2)	(0.28)	(18.1)	(0.08)	(29.4)	(0.12)	
Net Income	**$544.1**	**$2.38**	**$480.3**	**$2.16**	**$337.5**	**$1.55**	**$315.1**	**$1.45**	**$354.5**	**$1.57**	**$301.3**	**$1.31**	**12.7%**

Consolidated Financial Information

Management's Discussion and Analysis of Financial Position and Results of Operations

Consolidated Financial Statements

Independent Auditors' Report and Report of Independent Public Accountants

Overview

The year ended December 31, 2003 was a significant year for the Corporation in terms of expansion and success across all of its segments and reporting units despite industry challenges and an uncooperative economy. Strong mortgage loan production for the second year in a row, the return to double-digit growth in segment earnings by Metavante, solid loan and deposit growth, expense management and maintaining the Corporation's historically sound credit quality all contributed to consolidated earnings growth.

Net income in 2003 amounted to $544.1 million or $2.38 per share on a diluted basis. The return on average assets and return on average equity were 1.64% and 16.79%, respectively. By comparison, 2002 net income was $480.3 million, diluted earnings per share was $2.16, the return on average assets was 1.64% and the return on average equity was 17.36%. For the year ended December 31, 2001, net income was $337.5 million or $1.55 per diluted share and the returns on average assets and average equity were 1.28% and 13.89%, respectively.

With regard to the outlook in 2004 for the Banking Segment, management expects that commercial loan growth (as a percentage) will be in the high single digits and personal loan growth (as a percentage) will be in the mid-to-high single digits. Overall, noninterest bearing deposit growth is expected to be lower in 2004 compared to 2003. Based on the general improvement in various segments of the loan portfolio, nonperforming loans and leases as a percentage of total loans and leases outstanding are expected to be in the 70-85 basis point range and net charge-offs as a percentage of average loans and leases are expected to be in the 15-20 basis point range. Mortgage loan production is not expected to continue at the strong volumes experienced in 2002 and the first three quarters of 2003. In the Data Services Segment, management expects Metavante's 2004 revenue growth (as a percentage) to be in the mid-to-high single digits, and segment income growth is expected to be slightly stronger than revenue growth. The Corporation's actual results for 2004 could differ materially from those expected by management. See "Forward-Looking Statements" in the Corporation's Annual Report on Form 10-K for a discussion of the various risk factors that could cause actual results to be different than expected results.

The results of operations and financial position for the periods presented include the effects of the acquisitions by Metavante as well as the banking-related acquisitions from the dates of merger. All transactions were accounted for using the purchase method of accounting. See Note 4 in Notes to Consolidated Financial Statements for a discussion of the Corporation's acquisition activities in 2003, 2002 and 2001.

Significant Transactions

Some of the more significant transactions in 2003, 2002 and 2001 consisted of the following:

During 2003, gains recognized by the Corporation's Capital Markets Group amounted to $20.0 million. Approximately $16.2 million of the gain was from the sale of an investment in the third quarter of 2003.

Also during 2003, several income tax audits covering multiple tax jurisdictions were resolved which positively affected the banking segment by approximately $28.6 million and Metavante by $10.7 million and resulted in a lower provision for income taxes in the Consolidated Statements of Income for the year ended December 31, 2003.

The Corporation used the unanticipated Capital Markets Group gains and the impact from resolving income tax audits to take advantage of the low interest rate environment in 2003. The Corporation prepaid and retired certain higher cost long-term debt and terminated some related receive floating / pay fixed interest rate swaps designated as cash flow hedges. The total debt retired amounted to $744.6 million and the charge to earnings amounted to $56.7 million.

As a result of a shift in product strategy, Metavante wrote-off certain purchased and internally developed software that will no longer be used. The losses amounted to $22.8 million in 2003.

For the years ended December 31, 2003 and 2002, Metavante incurred integration costs associated with the July 29, 2002 acquisition of Paytrust, Inc., ("Paytrust") an online bill management company. Such costs were the result of operating duplicate platforms, which include duplicate facilities, personnel and processing costs, and continued through the first quarter of 2003. Total integration costs incurred amounted to $9.6 million ($5.7 million on an after-tax basis). Costs incurred in 2002 amounted to $7.1 million ($4.2 million after-tax) and costs incurred in the first quarter of 2003 amounted to $2.5 million ($1.5 million after-tax).

During 2001, Metavante wrote-off three equity investments with a carrying value of approximately $16.1 million. One investment employed technology that was replaced through Metavante's acquisition of Derivion Corporation ("Derivion") and Cyberbills Inc. ("Cyberbills"), both providers of electronic bill presentment and payment technology and services. The other investments were in the loan origination and Internet lending businesses which Metavante chose to exit. In each case in 2001, Metavante discontinued its participation in the funding of these businesses. That factor together with the sustained and continuing operating losses and negative working capital positions resulted in the determination that these investments were permanently impaired. At December 31, 2003 and 2002, Metavante did not have any other equity investments.

During 2001, Metavante initiated a reduction in force and realignment that consisted of the closing of four regional offices and a general reduction in force across all classes of employees in the Milwaukee metropolitan area. Approximately 400 positions were eliminated. Total costs were approximately $11.0 million and consisted primarily of severance of $9.6 million, lease termination and other occupancy exit costs of $0.7 million and professional fees including outplacement services of $0.4 million. All of the costs have been paid.

In conjunction with Metavante's acquisitions of Derivion and Cyberbills, $2.8 million of prepaid maintenance fees and capitalized software costs associated with other technologies that were replaced by the new and enhanced bill presentment and payment technology obtained in the acquisitions were written-off in the second quarter of 2001. Transition costs associated with the integration totaled approximately $7.0 million and were recognized in the third and fourth quarters of 2001. In total, approximately $9.8 million in charges were taken.

Also during 2001, $34.5 million in charges were taken in conjunction with Metavante's acquisition of Brokat Technologies' ("Brokat") North American Internet banking operations. The decision to consolidate certain locations and technology platforms resulted in severance of $3.8 million and facility closure charges of approximately $10.2 million. Write-offs of existing technology and software which is being replaced by Brokat's software amounted to $20.5 million.

Throughout the first half of 2001, the value of used cars declined at unprecedented rates. As a result, a $25.0 million charge was taken to write-down residual values associated with the Corporation's indirect auto lease portfolio in the second quarter of 2001. The net gains and losses after the write-downs from the disposal of off-lease vehicles in 2003 and 2002 were minimal. The Corporation continues to monitor the carrying values very closely and believes it has taken the necessary steps to reduce the likelihood of material future write-downs.

During the first half of 2001, the Corporation completed its charter consolidation initiative which consisted of consolidating twenty eight bank charters into one bank and one thrift. The costs associated with this initiative included the cost of programming changes required to support operations and processes to achieve the scale required in the reduced charter environment, consulting and other professional fees, costs to eliminate duplicate loan and deposit customers' accounts, affiliate shareholder matters and regulatory costs, and costs associated with employee relocation, retention and severance. These costs, which amounted to $12.0 million ($8.5 million after-tax), were recorded as incurred and there were no significant accrual of costs. During the second quarter of 2001, the consolidations were completed and there have been no material charges incurred since that time.

On January 1, 2002, the Corporation adopted the new accounting standard for accounting for goodwill and other intangible assets. As a result of that standard, goodwill amortization ceased on January 1, 2002 and goodwill and other intangible assets that have been determined to have indefinite lives are now subject to periodic tests for impairment. At December 31, 2003 and 2002, the Corporation does not have any other intangibles that are deemed to have indefinite lives. Goodwill amortization amounted to $17.5 million in 2001. See Note 2 in Notes to Consolidated Financial Statements for the pro forma effect and Note 11 for additional information on the Corporation's goodwill and other intangibles.

During 2001, the Corporation adopted the new accounting standard on accounting for derivatives and hedging activities as described and discussed in Note 2 in Notes to Consolidated Financial Statements. Note 21 in Notes to Consolidated Financial Statements, provides additional information on the Corporation's use of derivative financial instruments.

The transactions discussed above generally have their greatest impact on the Corporation's operating expenses and impact the individual line items in the Consolidated Statements of Income to varying degrees of magnitude. A table is presented in the Other Expense section of this discussion that depicts how these transactions, in the aggregate, affect the individual line items of expense in the Consolidated Statements of Income for 2002 and 2001. It is intended that the table, together with the information discussed above, provide users of the Corporation's financial information with an understanding of how these transactions impacted the Corporation's operating results.

Net Interest Income

Net interest income, which is the difference between interest earned on earning assets and interest owed on interest bearing liabilities, represents almost half of the Corporation's source of revenues.

Net interest income in 2003 amounted to $1,057.3 million compared with net interest income of $1,006.3 million in 2002, an increase of $51.0 million or 5.1%. Solid balance sheet growth fueled in part by the impact of the 2002 acquisitions, organic growth in loans and lower cost deposits, increased spreads on certain loan products and, to a lesser extent due to the timing of the transactions, the early retirement of some higher cost long-term borrowings were positive contributors to the increase in net interest income in 2003. Net interest income in 2003 was negatively impacted by accelerated prepayments across all earning asset classes that were predominantly experienced in the first three quarters of 2003, asset repricing in excess of deposit repricing, the impact from lengthening liabilities in order to reduce future volatility in net interest income due to interest rate movements and the cash expenditures for common share buybacks and acquisitions in the prior year.

Average earning assets in 2003 amounted to $29.9 billion compared to $26.3 billion in 2002, an increase of $3.6 billion or 13.6%. Average loans and leases accounted for the majority of the growth in average earning assets.

Average interest bearing liabilities increased $2.7 billion or 12.3% in 2003 compared to 2002. The growth in average interest bearing deposits accounted for all of the growth in average interest bearing liabilities.

Average noninterest bearing deposits increased $0.7 billion or 19.4% in 2003 compared to the prior year.

Average earning assets and average interest bearing liabilities in 2003 and 2002 reflect the impact of the Corporation's banking acquisitions which were all accounted for as purchases and therefore are included in the Corporation's financial position and results of operations since the date the acquisitions were completed. While the banking acquisitions are fully reflected in 2003, the acquisitions of Richfield State Agency, Inc. ("Richfield State Agency") and Century Bancshares, Inc. ("Century Bancshares") have been included for ten months in 2002 and the acquisition of Mississippi Valley Bancshares, Inc. ("Mississippi Valley") has been included for three months in 2002.

The growth and composition of the Corporation's average loan and lease portfolio for the current year and prior two years are reflected in the following table ($ in millions):

	2003	2002	2001	Percent Growth 2003 vs 2002	Percent Growth 2002 vs 2001
Commercial:					
Commercial	$ 6,905.3	$ 6,143.8	$ 5,478.3	12.4%	12.1%
Commercial real estate:					
Commercial mortgages	6,901.0	5,703.2	4,740.7	21.0	20.3
Construction	999.5	754.8	521.9	32.4	44.6
Total commercial real estate	7,900.5	6,458.0	5,262.6	22.3	22.7
Commercial lease financing	390.0	395.2	390.3	(1.3)	1.3
Total commercial	15,195.8	12,997.0	11,131.2	16.9	16.8
Personal:					
Residential real estate:					
Residential mortgages	2,723.1	2,501.8	2,384.9	8.8	4.9
Construction	205.1	143.8	127.6	42.6	12.7
Total residential real estate	2,928.2	2,645.6	2,512.5	10.7	5.3
Consumer loans:					
Student	95.8	103.4	116.0	(7.3)	(11.0)
Credit card	198.0	170.2	177.5	16.3	(4.1)
Home equity loans and lines	4,109.4	3,529.6	2,739.4	16.4	28.8
Other	1,580.5	1,114.9	888.6	41.8	25.5
Total consumer loans	5,983.7	4,918.1	3,921.5	21.7	25.4
Personal lease financing	284.9	467.7	635.9	(39.1)	(26.4)
Total personal	9,196.8	8,031.4	7,069.9	14.5	13.6
Total consolidated average loans and leases	$24,392.6	$21,028.4	$18,201.1	16.0%	15.5%

Compared to 2002, average loans and leases increased $3.4 billion or 16.0% in 2003. Approximately $1.3 billion of average loan growth was due to the banking acquisitions previously discussed. Excluding the acquisitions, total average commercial loan growth amounted to $1.0 billion, which was driven by commercial real estate loan and commercial real estate construction loan growth of $0.8 billion. Excluding the effects of acquisitions, average personal loans also grew approximately $1.0 billion. Home equity loans and lines contributed approximately $0.5 billion of the personal loan growth. Indirect auto loans and leases and residential real estate loans each contributed approximately $0.2 billion to the annual average growth in personal loans, excluding the acquisitions.

The rate of growth in commercial loans, excluding acquisitions, has largely been the result of attracting new customers in all of the Corporation's markets. Existing customers are generally not increasing their credit needs but appear to be successfully managing their businesses through the slower economic conditions and using cash flow to pay down loan balances. The strong cash flow of the underlying customer base that resulted in the pay down of loan balances has contributed to the improvement in nonperforming loans. Management expects that commercial loan growth in 2004 will average in the high single digits. The basis for this expectation includes continued success in attracting new customers in all of the Corporation's markets, less usage of commercial lines of credit until such time as excess cash flow is insufficient to accommodate increases in inventory and receivables levels and modest economic growth that will strengthen over the next few quarters in the primary markets that the Corporation serves. Management expects that personal loan growth in 2004 will average in the mid-to-high single digits. Home equity loans and lines, which includes M&I's wholesale activity, continue to be the primary consumer loan product. Management anticipates these products will continue to drive growth in the consumer side of its banking activities.

Generally, the Corporation sells residential real estate loan production in the secondary market service released, although selected loans with wider interest spreads and adjustable rate characteristics are periodically retained in the portfolio. Residential real estate loans originated and sold to the secondary market amounted to $3.5 billion in 2003 compared to $3.1 billion in 2002. In the first three quarters of 2003, residential real estate loans originated and sold to the secondary market averaged $1.1 billion per quarter and declined approximately 78% to $0.2 billion in the fourth quarter of 2003. At December 31, 2003, mortgage loans held for sale were insignificant compared to $0.3 billion at December 31, 2002. Management does not expect the strong volume of activity experienced in 2002 and the first three quarters of 2003 to continue in 2004. Auto loans securitized and sold in 2003 amounted to $0.8 billion. Gains from the sale of mortgage loans amounted to $54.1 million in 2003 compared to $39.7 million in 2002. Gains from the sale and securitization of auto loans amounted to $2.7 million in 2003 and $7.2 million in 2002. See Note 9, in Notes to Consolidated Financial Statements for further discussion of the Corporation's securitization activities.

The Corporation anticipates that it will continue to divest of narrower interest spread assets through sale or securitization in future periods.

The growth and composition of the Corporation's consolidated average deposits for the current year and prior two years are reflected below ($ in millions):

				Percent Growth	
	2003	2002	2001	2003 vs 2002	2002 vs 2001
Bank issued deposits:					
Noninterest bearing:					
Commercial	$ 2,895.5	$ 2,423.9	$ 1,909.3	19.5%	26.9%
Personal	815.9	711.4	606.8	14.7	17.2
Other	478.3	373.8	379.0	27.9	(1.3)
Total noninterest bearing	4,189.7	3,509.1	2,895.1	19.4	21.2
Interest bearing:					
Activity accounts:					
Savings and NOW	3,148.7	2,352.3	1,775.6	33.9	32.5
Money market	6,115.3	5,892.9	5,468.9	3.8	7.8
Foreign activity	821.0	751.6	588.6	9.2	27.7
Total activity accounts	10,085.0	8,996.8	7,833.1	12.1	14.9
Time deposits:					
Other CDs and time	2,764.7	2,884.7	3,213.9	(4.2)	(10.2)
CDs $100,000 and over	635.1	655.4	761.4	(3.1)	(13.9)
Total time deposits	3,399.8	3,540.1	3,975.3	(4.0)	(10.9)
Total interest bearing	13,484.8	12,536.9	11,808.4	7.6	6.2
Total bank issued deposits	17,674.5	16,046.0	14,703.5	10.1	9.1
Wholesale deposits:					
Money market	74.6	76.6	262.9	(2.6)	(70.8)
Brokered CDs	2,986.0	1,465.5	1,478.4	103.8	(0.9)
Foreign time	1,250.8	1,054.9	745.8	18.6	41.4
Total wholesale deposits	4,311.4	2,597.0	2,487.1	66.0	4.4
Total consolidated average deposits	$21,985.9	$18,643.0	$17,190.6	17.9%	8.4%

Average bank issued deposits increased $1.6 billion or 10.1% in 2003 compared with 2002. Approximately $1.4 billion of the average growth was attributable to acquisitions. Excluding the impact of acquisitions, average noninterest bearing deposits increased $0.5 billion and interest bearing activity accounts increased $0.2 billion. Savings and NOW accounts, especially NOW accounts, exhibited the greatest growth in bank issued interest bearing activity deposits in 2003 compared to 2002. This growth was offset in part by a decline in money market deposits compared to the prior year. Excluding acquisitions, average bank issued time deposits declined $0.5 billion. M&I's markets have continued to experience some unprofitable pricing on single service time deposit relationships to the extent of pricing time deposits above comparable wholesale levels. The Corporation has elected not to pursue such relationships.

The growth in bank issued deposits includes both commercial and retail banking and the effect of the lower interest environment. The growth in noninterest and interest-bearing activity accounts and the shift in deposit mix of average bank issued deposits provided a benefit to net interest income and the net interest margin in 2003. Noninterest deposit balances tend to exhibit some seasonality with a trend of balances declining somewhat in the early part of the year followed by growth in balances throughout the remainder of the year. A portion of the noninterest balances is sensitive to the interest rate environment and larger balances tend to be maintained when overall interest rates are low. Management expects these trends to continue and expects lower overall noninterest bearing deposit growth in 2004. In commercial banking, the focus remains on developing deeper relationships through the sale of treasury management products and services along with revised incentive plans focused on growing deposits. The retail banking strategy continues to focus on aggressively selling the right products to meet the needs of customers and enhance the Corporation's profitability. Specific retail deposit initiatives include bank-at-work, single service calling and retention calling programs, increased advertising and expanding branch locations in markets identified to have high growth potential.

Average wholesale deposits increased $1.7 billion which reflects the Corporation's greater use of wholesale funding alternatives, especially institutional CDs. These deposits are funds in the form of deposits generated through distribution channels other than the Corporation's own banking branches. These deposits allow the Corporation's bank subsidiaries to gather funds across a wider geographic base and at pricing levels considered attractive. The underlying depositor may be retail or institutional. Access to and use of these funding sources also provide the Corporation added flexibility not to pursue unprofitable single service time deposit relationships as previously discussed.

During 2003, the Corporation issued $80.0 million of Series E medium-term notes with a weighted average interest rate of 4.92% and $99.2 million of MiNotes (which are medium-term notes issued in smaller denominations to attract retail investors) with a weighted average interest rate of 4.82%. New Federal Home Loan Bank ("FHLB") advances in 2003 amounted to $1.1 billion. Approximately $0.5 billion of the new FHLB advances were fixed rate advances and the remainder were floating rate advances. In December 2003, $1.0 billion of existing senior bank notes (puttable reset securities) were remarketed.

The Corporation's 6.375% subordinated notes in the amount of $100 million matured in the third quarter of 2003. Series D medium-term notes aggregating $13.0 million with a weighted average interest rate of 6.99% matured at various times in 2003.

During 2003, the Corporation acquired through open-market purchases $51.6 million of 5.75% Series E notes that were scheduled to mature in 2006. The Corporation also retired the floating rate debentures that were the sole asset of MVBI Capital Trust, which in turn redeemed its floating rate trust preferred securities. In conjunction with this transaction, the receive floating / pay fixed interest rate swap designated as a cash flow hedge on the forecasted interest payments on the retired subordinated debt was terminated. Also in 2003, the Corporation's banking segment acquired through open-market purchases $13.2 million of 4.125% senior bank notes that were scheduled to mature in 2007 and $22.3 million of 6.375% subordinated bank notes that were scheduled to mature in 2011. In addition, FHLB fixed rate advances aggregating $33.2 million with a weighted average interest rate of 6.08% and $610.0 million of FHLB floating rate advances were retired. Receive floating / pay fixed interest rate swaps designated as cash flow hedges on the forecasted interest payments on the retired FHLB floating rate advances were terminated. The aggregate charge associated with these transactions in 2003 amounted to $56.7 million and is reported in other expense in the Consolidated Statements of Income.

The net interest margin on a fully taxable equivalent basis ("FTE") as a percent of average earning assets was 3.65% in 2003 compared to 3.96% in 2002, a decrease of 31 basis points.

The yield on average earning assets was 5.24% in 2003 compared to 6.10% in 2002, a decrease of 86 basis points. The growth in average earning assets, primarily loans, contributed approximately $245.9 million to interest income while the decline in the yield adversely impacted interest income (FTE) by approximately $283.7 million.

The cost of interest bearing liabilities was 1.91% in 2003 compared to 2.55% in 2002, a decrease of 64 basis points. The decrease in the rates paid on interest bearing liabilities contributed approximately $150.6 million of the decrease in interest expense while the increase in volume partially offset the benefit by approximately $62.2 million in 2003 compared to the prior year.

While the low absolute level of interest rates and the increased level of prepayments have shortened the expected life of many of the Corporation's assets, the Corporation has actively managed the re-pricing characteristics of its liabilities so as to minimize the long-term impact on net interest income when interest rates begin to rise. The net interest margin will continue to be influenced by product spreads as well as loan and deposit growth and the general interest rate environment.

Net interest income in 2002 amounted to $1,006.3 million compared with net interest income of $842.8 million in 2001, an increase of $163.5 million or 19.4%.

Average earning assets in 2002 amounted to $26.3 billion compared to $23.9 billion in 2001, an increase of $2.4 billion or 10.0%. Average loans and leases accounted for all of the growth in earning assets.

Average interest bearing liabilities increased $1.8 billion or 9.0% in 2002 compared to 2001. Average interest bearing deposits increased $0.8 billion and average borrowings increased $1.0 billion. Average noninterest bearing deposits increased $0.6 billion or 21.2% compared to the prior year.

Average earning assets and average interest bearing liabilities in 2002 and 2001 reflect the impact of the Corporation's banking acquisitions which were all accounted for as purchases and therefore are included in the Corporation's financial position and results of operations since the acquisitions were completed. The acquisitions completed in the third quarter of 2001 (the acquisition of National City Bancorporation and twelve branch offices in Arizona) are reflected in the Corporation's average financial position and results of operations for the full year in 2002. The Richfield State Agency and Century Bancshares acquisitions have been included for ten months in 2002 and the Mississippi Valley acquisition has been included for three months in 2002.

Compared to 2001, average loans and leases increased $2.8 billion or 15.5% in 2002. Approximately $1.7 billion of average loan growth was due to the banking acquisitions previously discussed. At the time of the mergers, approximately $2.3 billion of loans were acquired in the 2002 acquisitions and approximately $1.0 billion of loans were acquired in the 2001 acquisitions. Excluding the acquisitions, total average commercial loan growth amounted to $0.6 billion, which was driven by commercial real estate loan and commercial real estate construction loan growth of $0.7 billion. Excluding the effects of acquisitions, average personal loans grew approximately $0.5 billion, which was driven by increases in home equity loans and lines.

Generally, the Corporation sells residential real estate loan production in the secondary market, although in 2002 selected loans with wider interest spreads and adjustable rate characteristics were retained in the portfolio and serve as a potential source of liquidity in the future. Residential real estate loans originated and sold to the secondary market amounted to $3.1 billion in 2002 compared to $2.4 billion in 2001. At December 31, 2002, the Corporation had approximately $0.3 billion of mortgage loans held for sale. Auto loans securitized and sold in 2002 amounted to $0.6 billion. Gains from the sale of mortgage loans amounted to $39.7 million in 2002 compared to $31.0 million in 2001. Gains from the sale and securitization of auto loans amounted to $7.2 million in 2002 and $7.9 million in 2001.

Average bank issued deposits increased $1.3 billion or 9.1% in 2002 compared with 2001. Approximately $1.7 billion of the growth was attributable to acquisitions. Excluding the impact of acquisitions, average noninterest bearing deposits increased $0.3 billion and interest bearing activity accounts increased $0.4 billion. Savings and NOW accounts, especially NOW accounts, exhibited the greatest growth in bank issued interest bearing activity deposits in 2002 compared to 2001. Average bank issued NOW accounts increased $0.3 billion. Excluding acquisitions, average bank issued time deposits declined $1.0 billion. M&I's markets experienced some unprofitable pricing on single service time deposit relationships to the extent of pricing time deposits above comparable wholesale levels. The Corporation elected not to pursue such relationships.

The growth in noninterest and interest-bearing activity accounts and the shift in deposit mix of average bank issued deposits provided a benefit to the net interest margin in 2002. Both commercial and retail banking contributed to the success experienced in growing bank issued deposits.

Average wholesale deposits increased $0.1 billion in 2002 compared to 2001 or 4.4%. Throughout 2002, the Corporation made greater use of wholesale funding alternatives, especially institutional CDs.

During 2002, the Corporation's banking segment issued $550 million of debt under its bank note program consisting of $300 million of senior bank notes and $250 million of subordinated debt. Medium term bank notes in the amount of $200 million matured in 2002. In December 2002, $1.0 billion of existing senior bank notes (puttable reset securities) were remarketed. At December 31, 2002, bank notes amounted to $2.2 billion. In addition, the banking segment increased its borrowings from the Federal Home Loan Bank in 2002 by obtaining $300 million of floating rate advances. During 2002, the Corporation issued $39.0 million of MiNotes which are medium-term notes issued in smaller denominations to attract retail investors. Approximately $48.5 million of the Corporation's other series medium-term notes matured in 2002.

The net interest margin (FTE) as a percent of average earning assets was 3.96% in 2002 compared to 3.67% in 2001, an increase of 29 basis points. The yield on earning assets decreased 121 basis points while the cost of interest bearing liabilities decreased 174 basis points in 2002 compared to 2001. Growth in lower-cost bank issued deposits and the re-pricing of retail deposits in the declining rate environment experienced in 2002, loan growth and improved loan spreads all contributed to the margin improvement. Offsetting this improvement was the impact of the net cash paid in acquisitions of approximately $153.4 million, cash paid for common stock acquired under the Corporation's stock repurchase program of $165.1 million, loan premium amortization arising from the accelerated prepayments of loans acquired in acquisitions and the lengthening of liabilities in conjunction with the Corporation's management of interest rate risk.

The yield on average earning assets was 6.10% in 2002 compared to 7.31% in 2001, a decrease of 121 basis points. The growth in average earning assets, primarily loans, contributed approximately $175.3 million to interest income while the decline in the yield adversely impacted interest income (FTE) by approximately $316.1 million.

The cost of interest bearing liabilities was 2.55% in 2002 compared to 4.29% in 2001, a decrease of 174 basis points. The decrease in the rates paid on interest bearing liabilities contributed approximately $374.1 million of the decrease in interest expense while the increase in volume offset the benefit by approximately $68.8 million in 2002 compared to the prior year.

Average Balance Sheets and Analysis of Net Interest Income

The Corporation's consolidated average balance sheets, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are presented in the following table ($ in thousands):

	2003			2002			2001		
	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)
Loans and leases (1)(2)	$24,392,591	$1,306,565	5.36%	$21,028,444	$1,299,416	6.18%	$18,201,142	$1,361,048	7.48%
Investment securities:									
Taxable	4,038,579	165,075	4.13	3,325,568	198,037	6.11	3,926,737	270,336	7.04
Tax-exempt (1)	1,173,466	87,194	7.58	1,224,737	90,539	7.49	1,269,175	91,206	7.28
Interest bearing deposits in other banks	27,022	528	1.95	44,420	1,075	2.42	35,535	1,614	4.54
Funds sold and security resale agreements	28,692	395	1.38	31,219	623	2.00	52,401	2,529	4.83
Trading securities (1)	23,017	266	1.16	15,247	337	2.21	21,284	896	4.21
Other short-term investments	208,540	1,636	0.79	641,490	9,470	1.48	415,921	12,669	3.05
Total interest earning assets	29,891,907	1,561,659	5.24%	26,311,125	1,599,497	6.10%	23,922,195	1,740,298	7.31%
Cash and demand deposits due from banks	752,215			708,256			651,367		
Premises and equipment, net	440,492			418,042			391,633		
Other assets	2,531,245			2,067,891			1,658,203		
Allowance for loan and lease losses	(347,838)			(302,664)			(253,089)		
Total assets	$33,268,021			$29,202,650			$26,370,309		
Interest bearing deposits:									
Bank issued deposits:									
Bank issued interest bearing activity deposits	$10,084,996	$ 75,221	0.75%	$ 8,996,778	$ 109,483	1.22%	$ 7,833,126	$ 227,991	2.91%
Bank issued time deposits	3,399,734	85,472	2.51	3,540,124	115,072	3.25	3,975,253	214,721	5.40
Total bank issued deposits	13,484,730	160,693	1.19	12,536,902	224,555	1.79	11,808,379	442,712	3.75
Wholesale deposits	4,311,424	67,523	1.57	2,596,952	58,830	2.27	2,487,129	124,187	4.99
Total interest bearing deposits	17,796,154	228,216	1.28	15,133,854	283,385	1.87	14,295,508	566,899	3.97
Short-term borrowings	3,138,752	81,070	2.58	4,188,339	150,310	3.59	3,944,160	188,587	4.78
Long-term borrowings	3,798,851	163,348	4.30	2,693,447	127,343	4.73	1,962,801	110,842	5.65
Total interest bearing liabilities	24,733,757	472,634	1.91%	22,015,640	561,038	2.55%	20,202,469	866,328	4.29%
Noninterest bearing deposits	4,189,724			3,509,133			2,895,083		
Other liabilities	1,103,886			911,187			843,198		
Shareholders' equity	3,240,654			2,766,690			2,429,559		
Total liabilities and shareholders' equity	$33,268,021			$29,202,650			$26,370,309		
Net interest income		$1,089,025			$1,038,459			$ 873,970	
Net yield on interest earning assets			3.65%			3.96%			3.67%

Notes:

(1) Fully taxable equivalent basis, assuming a Federal income tax rate of 35% for all years presented, and excluding disallowed interest expense.

(2) Loans and leases on nonaccrual status have been included in the computation of average balances.

(3) Based on average balances excluding fair value adjustments for available for sale securities.

Analysis of Changes in Interest Income and Interest Expense

The effect on interest income and interest expense due to volume and rate changes in 2003 and 2002 are outlined in the following table. Changes not due solely to either volume or rate are allocated to rate ($ in thousands):

	2003 versus 2002			2002 versus 2001		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Average Volume (2)	Average Rate	Increase (Decrease)	Average Volume (2)	Average Rate	Increase (Decrease)
Interest on earning assets:						
Loans and leases (1)	$211,202	$(204,053)	$ 7,149	$214,326	$(275,958)	$ (61,632)
Investment securities:						
Taxable	45,786	(78,748)	(32,962)	(41,845)	(30,454)	(72,299)
Tax-exempt (1)	(4,386)	1,041	(3,345)	(3,215)	2,548	(667)
Interest bearing deposits in other banks	(421)	(126)	(547)	403	(942)	(539)
Funds sold and security resale agreements	(51)	(177)	(228)	(1,023)	(883)	(1,906)
Trading securities (1)	172	(243)	(71)	(254)	(305)	(559)
Other short-term investments	(6,408)	(1,426)	(7,834)	6,880	(10,079)	(3,199)
Total interest income change	$245,894	$(283,732)	$(37,838)	$175,272	$(316,073)	$(140,801)
Expense on interest bearing liabilities:						
Interest bearing deposits:						
Bank issued deposits:						
Bank issued interest bearing activity deposits	$ 13,276	$ (47,538)	$(34,262)	$ 33,862	$(152,370)	$(118,508)
Bank issued time deposits	(4,563)	(25,037)	(29,600)	(23,497)	(76,152)	(99,649)
Total bank issued deposits	8,713	(72,575)	(63,862)	10,365	(228,522)	(218,157)
Wholesale deposits	38,919	(30,226)	8,693	5,480	(70,837)	(65,357)
Total interest bearing deposits	47,632	(102,801)	(55,169)	15,845	(299,359)	(283,514)
Short-term borrowings	(37,680)	(31,560)	(69,240)	11,672	(49,949)	(38,277)
Long-term borrowings	52,286	(16,281)	36,005	41,281	(24,780)	16,501
Total interest expense change	$ 62,238	$(150,642)	$(88,404)	$ 68,798	$(374,088)	$(305,290)

Notes:

(1) Fully taxable equivalent basis, assuming a Federal income tax rate of 35% for all years presented, and excluding disallowed interest expense.

(2) Based on average balances excluding fair value adjustments for available for sale securities.

Summary of Loan and Lease Loss Experience and Credit Quality

The following tables present comparative credit quality information as of and for the year ended December 31, 2003, as well as selected comparative years:

Consolidated Credit Quality Information
December 31, ($000's)

	2003	2002	2001	2000	1999
Nonperforming Assets by Type					
Loans and Leases:					
Nonaccrual	$166,387	$188,232	$166,434	$121,425	$106,387
Renegotiated	278	326	378	614	708
Past Due 90 Days or More	6,111	5,934	6,982	7,371	9,975
Total Nonperforming Loans and Leases	172,776	194,492	173,794	129,410	117,070
Other Real Estate Owned	13,235	8,692	6,796	3,797	6,230
Total Nonperforming Assets	$186,011	$203,184	$180,590	$133,207	$123,300
Allowance for Loan and Lease Losses	$349,561	$338,409	$268,198	$235,115	$225,862
Consolidated Statistics					
Net Charge-offs to Average Loans and Leases	0.21%	0.21%	0.22%	0.12%	0.17%
Total Nonperforming Loans and Leases To Total Loans and Leases	0.69	0.81	0.90	0.74	0.72
Total Nonperforming Assets To Total Loans And Leases and Other Real Estate Owned	0.74	0.85	0.94	0.76	0.75
Allowance for Loan and Lease Losses To Total Loans and Leases	1.39	1.42	1.39	1.34	1.38
Allowance for Loan and Lease Losses To Nonperforming Loans and Leases	202	174	154	182	193

Major Categories of Nonaccrual Loans and Leases ($000's)

	December 31, 2003			December 31, 2002		
	Nonaccrual	% of Loan Type	% of Nonaccrual	Nonaccrual	% of Loan Type	% of Nonaccrual
Commercial and Lease Financing	$ 69,404	0.9%	41.7%	$ 84,252	1.1%	44.8%
Real Estate						
Construction and Land Development	800	0.1	0.5	145	0.0	0.1
Commercial Real Estate	42,857	0.6	25.8	46,179	0.7	24.5
Residential Real Estate	52,098	0.7	31.3	56,166	0.8	29.8
Total Real Estate	95,755	0.6	57.6	102,490	0.7	54.4
Personal	1,228	0.1	0.7	1,490	0.1	0.8
Total	$166,387	0.7%	100.0%	$188,232	0.8%	100.0%

Reconciliation of Consolidated Allowance for Loan and Lease Losses ($000's)

	2003	2002	2001	2000	1999
Allowance for Loan and Lease Losses at Beginning of Year	$338,409	$268,198	$235,115	$225,862	$226,052
Provision for Loan and Lease Losses	62,993	74,416	54,115	30,352	25,419
Allowance of Banks and Loans Acquired	—	39,813	19,151	1,270	—
Allowance Transfer for Loan Securitizations	—	—	—	(1,022)	—
Loans and Leases Charged-off:					
Commercial	17,689	23,003	22,773	10,623	17,275
Real Estate—Construction	57	94	186	4	157
Real Estate—Mortgage	15,192	10,681	11,795	9,848	5,719
Personal	12,100	12,265	10,965	8,216	7,121
Leases	24,625	9,246	2,890	1,327	2,285
Total Charge-offs	69,663	55,289	48,609	30,018	32,557
Recoveries on Loans and Leases:					
Commercial	8,736	3,819	4,135	4,696	2,696
Real Estate—Construction	88	96	43	57	6
Real Estate—Mortgage	4,278	2,462	1,419	1,458	1,413
Personal	3,058	3,053	2,567	2,199	2,244
Leases	1,662	1,841	262	261	589
Total Recoveries	17,822	11,271	8,426	8,671	6,948
Net Loans and Leases Charged-off	51,841	44,018	40,183	21,347	25,609
Allowance for Loan and Lease Losses at End of Year	$349,561	$338,409	$268,198	$235,115	$225,862

Nonperforming assets consist of nonperforming loans and leases and other real estate owned ("OREO"). The amount of nonperforming assets is affected by acquisitions accounted for under the purchase method of accounting. The assets and liabilities, including the nonperforming assets, of the acquired entity are included in the Corporation's consolidated balance sheets from the date the business combination is completed, which impacts period-to-period comparisons.

OREO is principally comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans and amounted to $13.2 million, $8.7 million and $6.8 million at December 31, 2003, 2002 and 2001, respectively.

Nonperforming loans and leases consist of nonaccrual, renegotiated or restructured loans, and loans and leases that are delinquent 90 days or more and still accruing interest. The balance of nonperforming loans and leases are affected by acquisitions and may be subject to fluctuation based on the timing of cash collections, renegotiations and renewals.

Generally, loans that are 90 days or more past due as to interest or principal are placed on nonaccrual. Exceptions to these rules are generally only for loans fully collateralized by readily marketable securities or other relatively risk free collateral. In addition, a loan may be placed on nonaccrual when management makes a determination that the facts and circumstances warrant such classification irrespective of the current payment status.

Maintaining nonperforming assets at an acceptable level is important to the ongoing success of a financial services institution. The Corporation's comprehensive credit review and approval process is critical to ensuring that the amount of nonperforming assets on a long-term basis is minimized within the overall framework of acceptable levels of credit risk. In addition to the negative impact on net interest income and credit losses, nonperforming assets also increase operating costs due to the expense associated with collection efforts.

At December 31, 2003, nonperforming loans and leases amounted to $172.8 million or 0.69% of consolidated loans and leases compared to $194.5 million or 0.81% at December 31, 2002 and $173.8 million or 0.90% at December 31, 2001. Nonaccrual loans decreased $21.8 million or 11.6% at year-end 2003 compared to year-end 2002.

Approximately $14.1 million of the decline in nonperforming loans at December 31, 2003 compared to December 31, 2002 was attributable to the change in nonperforming loans associated with the 2002 and 2001 banking acquisitions. Nonaccrual loans increased $17.1 million at March 31, 2003 compared to December 31, 2002 but then declined at each quarter-end throughout the year. Since March 31, 2003, nonaccrual loans have declined $39.0 million. The net decrease was primarily due to reductions and positive resolutions in several portfolio segments and across most loan types, except for the commercial leasing portfolio which was adversely affected by one larger lease placed on nonaccrual in the fourth quarter of 2003.

Delinquency can be an indicator of potential problem loans. At December 31, 2003, loans past due 60-89 days and still accruing interest amounted to $41.9 million or 0.17% of total loans and leases outstanding compared to $89.7 million or 0.38% of total loans and leases outstanding at December 31, 2002.

In addition to its nonperforming loans and leases, the Corporation has loans and leases for which payments are presently current; however, management believes such loans could possibly be classified as nonperforming in the near future. These loans are subject to constant management attention and their classification is reviewed on an ongoing basis. At December 31, 2003, such loans amounted to $72.8 million compared to $58.2 million at December 31, 2002.

Net charge-offs amounted to $51.8 million or 0.21% of average loans and leases in 2003 compared with $44.0 million or 0.21% of average loans and leases in 2002 and $40.2 million or 0.22% of average loans and leases in 2001. Included in net charge-offs for 2003 was a $19.0 million charge-off related to the carrying value of lease obligations for airplanes leased to Midwest Airlines, Inc. that occurred in the first quarter.

At the present time, there is no specific industry that is of immediate concern and in general the Corporation's borrowing customers appear to be successfully managing their businesses through the slower economic conditions. While there appear to be some signs of improvement in the economy and the Corporation's customer base is beginning to see some signs of increased business activity, the customers remain cautious of there being any substantive increase in revenues until later in 2004. As a result, the recession's lagging impact will probably continue to affect the operating performance of M&I's customers in the near term. The Corporation also believes that the long-term impact of the recent recession may still provide some unanticipated results within the loan and lease portfolio. However, given the general improvement in various segments of the loan portfolio, management anticipates that nonperforming loans and leases as a percent of total loans and leases will be in the 70-85 basis point range in the near term. During the past three-year period, net charge-offs have remained in a narrow range of approximately 20 basis points which is somewhat higher than historical levels. The Corporation anticipates net charge-offs in 2004 will be in the 15-20 basis point range.

Charge-offs for 2004 will continue to be affected by the factors previously discussed. The Corporation estimates net charge-offs in 2004 will range between $17 million and $22 million for commercial loans, $15 million and $19 million for real estate loans, $7 million and $9 million for personal loans and $2 million and $3 million for lease financing receivables. Negative economic events, an adverse development in industry segments within the portfolio or deterioration of a large loan or loans could have significant adverse impacts on the actual loss levels. At the present time, there are no other known specific issues, industries of concern or material loans believed to be in imminent danger of deteriorating or defaulting which would give rise to a large near-term charge-off.

Other Income

Total other income amounted to $1,215.8 million in 2003 compared to $1,082.7 million in 2002, an increase of $133.1 million or 12.3%. All sources of other income increased in 2003 compared to 2002. The growth reflects a full year's results from the 2002 acquisitions, growth in data processing services and trust services revenues, increases in loan prepayment fees and mortgage banking income due to the low interest rate environment and investment securities gains realized primarily by the Corporation's Capital Markets Group.

In previous filings, the Corporation had disclosed revenue from data processing services in two components, e-Finance Solutions and Financial Technology Solutions. Management has determined that the previous reporting structure no longer represents how that segment's performance is assessed or how its products are marketed. Since that reporting format was developed, Metavante's sales strategy has migrated to selling its products and services across the customer base as a suite of products and services with less emphasis on individual products. As a result, management assesses performance based on the overall profitability of the segment.

Total data processing services revenue amounted to $657.8 million in 2003 compared to $601.5 million in 2002, an increase of $56.3 million or 9.4%. Approximately $12.2 million of the increase was due to acquisitions. The remaining increase was attributable to revenue growth from several significant customer conversions to the core financial account processing systems during the second half of 2003. Electronic funds revenue growth was also derived from these conversions along with volume growth from the existing customers and other new customers. Additional revenue growth resulted from increased consumer payment volume from new large financial institution customers and increased adoption of electronic bill presentment and payment in the existing customer base. Total buyout revenue, which varies from period to period, amounted to $6.9 million in 2003 compared to $11.9 million in 2002.

Item processing revenue increased $3.7 million or 9.6% in 2003 compared to 2002. The revenue increase was due to increased volumes of payment services from existing customers and new customers.

Fees from trust services were $126.8 million in 2003 compared to $120.6 million in 2002, an increase of $6.2 million or 5.1%. Revenue growth in 2003 compared to 2002 was driven by commercial trust, which increased 7.5%, and to a lesser extent increased fees from outsourcing services and securities lending. Assets under management were $15.7 billion at December 31, 2003 compared to $12.9 billion at December 31, 2002, an increase of $2.8 billion or 22.0%. Money transferred in from the acquisition and other commercial customers as well as market appreciation contributed to the increase in assets under management. Sales activity and account retention was positive in 2003. Recent positive equity performance has resulted in some shift of funds into equities which represents approximately 35% of assets under management. After five consecutive quarters of revenue growth, management believes this business is well positioned as the equity markets stabilize.

Total mortgage banking revenue was $70.3 million in 2003 compared with $55.2 million in 2002, an increase of $15.1 million. Gains from sales of mortgages to the secondary market and mortgage related fees accounted for the increase. During 2003, the Corporation sold $3.5 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $2.1 million. During 2002, the Corporation sold $3.1 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $3.2 million. As previously discussed, management does not expect the strong volume of activity in mortgage production experienced in 2002 and the first three quarters of 2003 to continue in 2004.

Net investment securities gains amounted to $21.6 million in 2003 compared to net investment securities losses of $6.3 million in 2002. During 2003, gains recognized by the Corporation's Capital Markets Group amounted to $20.0 million. Approximately $16.2 million of the gain was from the sale of an investment in the third quarter of 2003. Net losses associated with investments held by the Corporation's Capital Markets Group amounted to $4.7 million in 2002. During 2003, the Corporation's banking segment sold $48.0 million of available for sale investment securities and recognized a gain of approximately $4.2 million. Impairment losses associated with retained interests held in the form of interest-only strips associated with its auto securitization activities amounted to $4.1 million and $1.5 million in 2003 and 2002, respectively. See Note 9 in Notes to Consolidated Financial Statements for further discussion of the Corporation's securitization activities.

Other noninterest income amounted to $163.5 million in 2003 compared to $142.0 million in 2002, an increase of $21.5 million or 15.2%. Approximately $2.5 million of the increase was attributable to the 2002 banking acquisitions. Loan fees, which include prepayment charges, and other commissions and fees, excluding the 2002 banking acquisitions, increased $20.3 million. Auto securitization income decreased $2.6 million in 2003 compared to 2002. The decline was primarily due to lower gains from the sale of auto loans which was offset by increased servicing income. Auto loans securitized in 2003 amounted to $0.8 billion compared to $0.6 billion in 2002. During 2003, the Corporation sold six branches and recognized $5.0 million in gains. Gains from the sale of other real estate increased $2.8 million in 2003 compared to 2002. The increase was primarily due to the sale of one large property in the first quarter of 2003. Trading income in 2003, excluding the 2002 banking acquisitions, decreased $5.3 million compared to the prior year and was primarily due to lower income from fair value adjustments on free standing derivative instruments associated with auto loans sold to the multi-seller revolving conduit. Beginning in the second half of 2002 and throughout 2003, the Corporation had employed freestanding interest rate futures to economically hedge the market value volatility from the auto-related derivative instrument due to changes in interest rates.

Total other income amounted to $1,082.7 million in 2002 compared to $1,001.3 million in 2001, an increase of $81.4 million or 8.1%.

Total data processing services revenue amounted to $601.5 million in 2002 compared to $559.8 million in 2001, an increase of $41.7 million or 7.4%. Approximately $30.0 million of the increase was due to acquisitions. The remaining revenue growth was due to general new business across the entire segment. The traditional outsourcing business continued to experience the effects of bank consolidations in 2002 although to a lesser degree than the effects experienced in 2001. The total buyout revenue, which varies from period to period, amounted to $11.9 million in 2002 compared to $13.0 million in 2001.

Item processing revenue decreased $8.6 million during 2002. During the latter part of 2001, certain item processing relationships and four Midwest item processing centers were sold.

Fees from trust services of $120.6 million in 2002 were relatively unchanged compared to $120.8 million in 2001. Trust revenues have continued to remain flat throughout the year despite the positive impact of acquisitions and sales efforts. Trust revenue was negatively impacted by the volatile equity markets and continued movement of funds from high fee equity funds to lower fee fixed income and money market funds. Assets under management were approximately $12.9 billion at both December 31, 2002 and 2001 in spite of the poor performance of both the S&P 500 and NASDAQ in 2002.

Service charges on deposits increased $14.8 million or 17.2% and amounted to $100.8 million in 2002 compared to $86.0 million in 2001. Service charges on commercial demand accounts were the primary driver of the increase and reflect the Corporation's focus on deposit growth, the impact of acquisitions and the lower interest rate environment.

Total mortgage banking revenue was $55.2 million in 2002 compared with $46.2 million in 2001, an increase of $9.0 million. Gains from sales of mortgages to the secondary market and mortgage related fees accounted for the increase. During 2002, the Corporation sold $3.1 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $3.2 million. During 2001, the Corporation sold $2.4 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $2.8 million.

Net investment securities losses amounted to $6.3 million in 2002 compared to $6.8 million in 2001. Net losses associated with investments held by the Corporation's Capital Markets Group amounted to $4.7 million in 2002. During 2002, the Corporation's banking segment recorded an other than temporary impairment loss of $1.5 million associated with retained interests held in the form of an interest-only strip related to its auto securitization activities. Net gains associated with investments held by the Corporation's Capital Markets Group amounted to $10.4 million in 2001. During 2001, Metavante wrote-off three equity investments with a carrying value of approximately $16.1 million. One investment employed technology that was replaced through Metavante's acquisition of Derivion and Cyberbills. The other investments were in the mortgage origination and Internet lending businesses which Metavante chose to exit. In each case, Metavante discontinued its participation in the funding of these businesses. Sustained and continuing operating losses and negative working capital positions resulted in the determination that these three investments were permanently impaired. Net securities losses in 2001 by the Banking segment amounted to $1.1 million.

Other noninterest income amounted to $142.0 million in 2002 compared to $120.5 million in 2001, an increase of $21.5 million or 17.8%. Increased fee income associated with acquisitions accounted for approximately $8.9 million of the increase and revenue associated with the monthly securitization of auto loans accounted for another $6.3 million of the increase. Excluding the impact of acquisitions, card related fee income (credit, debit and ATM) increased $4.6 million and letters of credit fees increased $1.6 million.

Other Expense

Total other expense amounted to $1,451.7 million in 2003, an increase of $155.7 million or 12.0% from $1,296.0 million in 2002.

For the years ended December 31, 2003 and 2002, Metavante incurred integration costs associated with the July 29, 2002 acquisition of Paytrust. Such costs were the result of operating duplicate platforms, which include duplicate facilities, personnel and processing costs, and continued through the first quarter of 2003. Total integration costs included in other expense amounted to $7.1 million in 2002 and $2.5 million in 2003.

The acquisitions by both the banking segment and Metavante had an impact on the year-to-year comparability of operating expenses in 2003 compared to 2002. Approximately $26.6 million or 17.1% of the 2003 versus 2002 operating expense growth was attributable to the acquisitions. As all acquisitions were accounted for using the purchase method of accounting, the operating expenses of the acquired entities are included in the consolidated operating expenses from the dates the acquisitions were completed. Operating expenses associated with acquisitions completed in 2002 are reflected for the full year in 2003 as opposed to a partial year in 2002. Acquisitions completed in 2003 directly affect the current year but have no impact on the prior year.

Expense control is sometimes measured in the financial services industry by the efficiency ratio statistic. The efficiency ratio is calculated by taking total other expense divided by the sum of total other income (excluding securities gains and losses) and net interest income on a fully taxable equivalent basis. The Corporation's efficiency ratios for the years ended December 31, 2003, 2002, and 2001 were:

Efficiency Ratios	2003	2002	2001
Consolidated Corporation	63.0%	61.0%	68.1%
Consolidated Corporation Excluding Metavante	52.4	50.1	56.2

Salaries and employee benefits expense amounted to $797.5 million in 2003 compared to $745.5 million in 2002. The impact of the Paytrust transition costs to salaries and employee benefits expense amounted to $2.7 million in 2003 and $4.1 million in 2002. Salaries and benefits related to the banking and Metavante acquisitions contributed approximately $10.8 million to the expense growth. In 2003, the Corporation restructured certain split dollar life insurance benefits due to a change in tax laws. The total net charge from this restructuring was $6.3 million of which $8.4 million was recorded in salaries and benefits. Variable incentive compensation and commissions increased approximately $27.2 million or 40.1% in 2003 compared to 2002.

Net occupancy and equipment expense amounted to $179.0 million in 2003 compared to $191.5 million in 2002. The impact of the Paytrust transition costs to net occupancy and equipment expense amounted to $0.8 million in 2003 and $2.2 million in 2002. During 2003, Metavante reversed $6.1 million of accrued lease termination costs as a result of a decision to keep a facility operational that previously had been identified for closure.

Processing charges amounted to $48.3 million in 2003 compared to $39.3 million in 2002, an increase of $9.0 million or 22.8%. Processing charges related to the banking and Metavante acquisitions contributed approximately $1.1 million to the expense growth. Third-party charges associated with the item processing business and wholesale loan activity accounted for $6.2 million of the year over year increase.

Supplies and printing expense, professional services expense and shipping and handling expense amounted to $118.3 million in 2003 compared to $104.3 million in 2002, an increase of $14.0 million or 13.5%. The acquisitions contributed approximately $0.8 million to the growth in these expenses. The remainder of the increase is primarily due to the additional costs associated with the increased volume of mortgage loan production in 2003 and Metavante's increase in these expenses.

Amortization of intangibles amounted to $23.8 million in 2003 compared to $25.1 million in 2002. Accelerated amortization and valuation reserves associated with mortgage servicing rights declined $2.4 million. At December 31, 2003, the carrying value of mortgage servicing rights amounted to $5.1 million. Goodwill is subject to periodic tests for impairment. The Corporation has elected to perform its annual test for impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2003 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit. At December 31, 2003, none of the Corporation's other intangible assets were determined to have indefinite lives.

Other noninterest expenses amounted to $240.1 million in 2003 compared to $146.1 million in the prior year, an increase of $94.0 million. Acquisitions contributed approximately $5.9 million to the growth in other expense. As previously discussed, during 2003 the Corporation prepaid and retired certain higher cost long-term debt and terminated some related receive floating / pay fixed interest rate swaps designated as cash flow hedges. The total debt retired amounted to $744.6 million and the charge to earnings amounted to $56.7 million. Increases in the costs of business related insurance coverage, increased costs associated with Metavante's card solutions and equipment sales and increased costs associated with mortgage loan production added approximately $15.9 million to the expense growth in 2003 compared to 2002. During 2003, an insurance related credit associated with restructuring certain split dollar life insurance policies due to a change in tax laws amounted to $2.1 million. In 2002, the Corporation's commercial leasing subsidiary recorded a residual impairment loss of $6.8 million that is included in other expense. Litigation, environmental clean-up and other losses recorded in 2002 offset the comparable year over year expense growth.

Other expense is affected by the capitalization of costs, net of amortization, associated with software development and data processing conversions. A lower amount of capitalized software development costs and capitalized conversion costs net of their respective amortization resulted in an increase in other noninterest expense and accounted for approximately $9.3 million of the total increase in other operating expense in 2003 compared to 2002. As a result of a change in product strategies, Metavante determined that certain purchased and internally developed software will no longer be used and such software was written off in 2003. Total capitalized software costs written off as a result of these decisions, amounted to $22.8 million and is included in other noninterest expense in 2003.

Total other expense amounted to $1,296.0 million in 2002 compared to $1,288.9 million in 2001, an increase of $7.1 million. As previously discussed, the Corporation incurred certain charges and expenses resulting from transactions and events that management considered to have a direct affect on the year-to-year comparability of operating results for the years ended December 31, 2002 and 2001. These transactions as previously presented and discussed generally have their greatest impact on the Corporation's operating expenses and impact the individual line items in the Consolidated Statements of Income to varying degrees of magnitude.

The following table depicts how these transactions, in the aggregate, affect the individual line items of expense in the Consolidated Statements of Income for the periods presented. It is intended that this table, together with the information that was previously presented and discussed, provide users of the Corporation's financial information with an understanding of how these transactions and events affected the Corporation's reported operating expenses.

Operating Expenses Year Ended December 31, ($ millions)

	2002			2001			2002 vs 2001 Operating Expenses Excluding Paytrust and Transactions Previously Discussed	
	Operating Expenses As Reported	Paytrust Integration Costs	Operating Expenses Excluding Paytrust Integration Costs	Operating Expenses As Reported	Certain Trans-actions Previously Discussed	Operating Expenses Excluding Trans-actions Previously Discussed	Amount	Pct
Other Expense:								
Salaries and employee benefits	$ 745.5	$ 4.1	$ 741.4	$ 695.4	$ 16.9	$ 678.5	$ 62.9	9.3%
Net occupancy	74.7	1.7	73.0	71.3	7.5	63.8	9.2	14.4
Equipment	116.8	0.5	116.3	118.2	1.5	116.7	(0.4)	(0.3)
Software expenses	44.2	0.1	44.1	39.8	—	39.8	4.3	10.8
Processing charges	39.3	—	39.3	40.1	2.1	38.0	1.3	3.4
Supplies and printing	20.1	—	20.1	21.3	0.7	20.6	(0.5)	(2.4)
Professional services	38.5	0.3	38.2	34.2	3.4	30.8	7.4	24.0
Shipping and handling	45.7	—	45.7	44.8	0.2	44.6	1.1	2.5
Amortization of intangibles	25.1	—	25.1	36.9	18.8	18.1	7.0	38.7
Other	146.1	0.4	145.7	186.9	59.4	127.5	18.2	14.3
Total Other Expense	$1,296.0	$ 7.1	$1,288.9	$1,288.9	$110.5	$1,178.4	$110.5	9.4%

The acquisitions by both the banking segment and Metavante have also had a significant impact on the year-to-year comparability of operating expenses in 2002 compared to 2001. Approximately $81.4 million or 73.7% of the 2002 versus 2001 operating expense growth, excluding the items previously discussed, was attributable to the acquisitions. As all acquisitions were accounted for using the purchase method of accounting, the operating expenses of the acquired entities are included in the consolidated operating expenses from the dates the acquisitions were completed. Operating expenses associated with acquisitions completed in 2001 are reflected for the full year in 2002 as opposed to a partial year in 2001. Acquisitions completed in 2002 directly affect the current year but have no impact on the prior year. Excluding the items previously discussed and the impact of acquisitions, other expense increased approximately 2.5%.

Salaries and employee benefits expense amounted to $745.5 million compared to $695.4 million in 2001. The impact of the items previously discussed to salaries and employee benefits expense amounted to $4.1 million in 2002 and $16.9 million in 2001. Excluding those items, salaries and benefits expense increased $62.9 million or 9.3% in 2002 compared to 2001. Salaries and benefits related to the banking and Metavante acquisitions contributed approximately $51.7 million to the expense growth.

Net occupancy and equipment expense amounted to $191.5 million in 2002 compared to $189.5 million in 2001. The impact of the items previously discussed to net occupancy and equipment expense amounted to $2.2 million in 2002 and $9.0 million in 2001. The remaining increase to net occupancy and equipment expense amounted to $8.8 million, of which approximately $12.0 million was attributable to acquisitions.

Software expenses increased $4.4 million or 11.1% and amounted to $44.2 million in 2002 compared to $39.8 million in 2001. Metavante's acquisitions and an increase in invested technology were the primary drivers of software expense growth.

Processing charges, supplies and printing expense, professional services expense and shipping and handling expense amounted to $143.6 million in 2002 compared to $140.3 million in 2001, an increase of $3.3 million. The impact of the items previously discussed to these expenses amounted to $0.3 million in 2002 and $6.4 million in 2001. Excluding those items, these expenses increased $9.3 million or 6.9% in 2002 compared to 2001. The acquisitions contributed approximately $3.8 million to the growth in these expenses. Core expense growth for these items was approximately $5.6 million or 4.1% in 2002 compared to the prior year and reflects in part the additional costs associated with the increased volume of mortgage loan production in 2002.

Amortization of intangibles amounted to $25.1 million in 2002 compared to $36.9 million in 2001. Effective January 1, 2002, the Corporation adopted the new accounting standard for accounting for goodwill and other intangibles. As a result, goodwill amortization was discontinued in 2002 and is now subject to periodic tests for impairment. During the second quarter of 2002, the Corporation completed the first step of the transitional goodwill impairment test on its five identified reporting units based on amounts as of January 1, 2002. With the assistance of a nationally recognized independent appraisal firm, the Corporation concluded that there were no impairment losses for goodwill due to the initial application of the new accounting standard. The Corporation has elected to perform its annual test for impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2002 and concluded that there was no impairment with respect to goodwill at any reporting unit. At December 31, 2002, none of the Corporation's other intangible assets were determined to have indefinite lives.

Goodwill amortization amounted to $19.8 million in 2001. Excluding the effect of goodwill amortization in 2001, amortization of intangibles increased $8.0 million. Amortization of loan servicing rights, especially mortgage servicing rights which are sensitive to the increased prepayment and refinancing activity experienced during 2002, accounted for $0.8 million of the increase. The remainder, primarily core deposit premium amortization, was attributable to acquisitions.

Other expenses amounted to $146.1 million in 2002 compared to $186.9 million in the prior year, a decrease of $40.8 million. The impact of the items previously discussed to other expense amounted to $0.4 million in 2002 and $59.4 million in 2001. Excluding those items, other expense increased $18.2 million or 14.3% in 2002 compared to 2001. Acquisitions contributed approximately $9.3 million to the growth in other expense during 2002.

In connection with the ongoing periodic assessment of the carrying value assigned to residual values with emphasis placed on industries experiencing financial difficulties, the Corporation determined that certain residual values associated with its commercial lease portfolio were impaired. In 2002, the Corporation's commercial leasing subsidiary recorded a residual impairment loss of $6.8 million that is included in other expense.

Other expense is affected by the capitalization of costs, net of amortization, associated with software development and data processing conversions. A lower amount of capitalized software development costs and capitalized conversion costs net of their respective amortization resulted in an increase in other operating expense and accounted for approximately $2.9 million of the total increase in other operating expense during 2002, excluding the items previously discussed.

Income Tax Provision

The provision for income taxes was $214.3 million in 2003, $238.3 million in 2002, and $163.1 million in 2001. The effective tax rate in 2003 was 28.3% compared to 33.2% in 2002 and 32.6% in 2001.

In the normal course of business, the Corporation and its affiliates are routinely subject to examinations from Federal and state tax authorities. During 2003, several income tax audits covering multiple tax jurisdictions were resolved which positively affected the banking segment by approximately $28.6 million and Metavante by $10.7 million and resulted in a lower provision for income taxes in the Consolidated Statements of Income for the year ended December 31, 2003. Excluding the impact of the income tax audits, the pro forma effective income tax rate for year ended December 31, 2003 would have been 33.4%.

Liquidity and Capital Resources

Shareholders' equity was $3.33 billion or 9.7% of total consolidated assets at December 31, 2003, compared to $3.04 billion or 9.2% of total consolidated assets at December 31, 2002. The increase at December 31, 2003 was primarily due to earnings net of dividends paid, an increase in accumulated other comprehensive income offset by common stock repurchases. The change in accumulated other comprehensive income increased shareholders' equity $47.1 million since December 31, 2002. The net unrealized gain associated with available for sale investment securities declined $15.8 million since December 31, 2002 while the unrealized loss associated with the change in fair value of the Corporation's derivative financial instruments designated as cash flow hedges declined $62.9 million since December 31, 2002, resulting in the net increase in shareholders' equity. The change in fair value of the Corporation's derivative financial instruments designated as cash flow hedges since December 31, 2002 reflects in part the termination of certain interest rate swaps associated with the debt retirement in the third quarter of 2003 and the redemption of the subordinated debentures in the second quarter of 2003.

The Corporation has a Stock Repurchase Program under which up to 12 million shares can be repurchased annually. During 2003, 6.0 million common shares were acquired at an aggregate cost of $210.9 million or $35.33 per common share. During 2002 and 2001, the Corporation repurchased 5.1 million and 9.4 million shares (post-split) at an aggregate cost of $159.3 million and $273.3 million, respectively.

The Corporation and its affiliates continue to have a strong capital base and the Corporation's regulatory capital ratios continue to be significantly above the defined minimum regulatory ratios. See Note 15 in Notes to Consolidated Financial Statements for the Corporation's comparative capital ratios and the capital ratios of its significant subsidiaries.

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

M&I manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure the Corporation's own cash requirements are met. M&I maintains liquidity by obtaining funds from several sources.

The Corporation's most readily available source of liquidity is its investment portfolio. Investment securities available for sale, which totaled $4.8 billion at December 31, 2003, represent a highly accessible source of liquidity. The Corporation's portfolio of held-to-maturity investment securities, which totaled $0.8 billion at December 31, 2003, provides liquidity from maturities and interest payments. The Corporation's mortgage loans held for sale provide additional liquidity. These loans represent recently funded home mortgage loans that are prepared for delivery to investors, which generally occurs within thirty to ninety days after the loan has been funded.

Depositors within M&I's defined markets are another source of liquidity. Core deposits (demand, savings, money market and consumer time deposits) averaged $16.2 billion in 2003. The Corporation's banking affiliates may also access the federal funds markets or utilize collateralized borrowings such as treasury demand notes or Federal Home Loan Bank ("FHLB") advances.

The banking affiliates may use wholesale deposits, which include foreign (Eurodollar) deposits. Wholesale deposits, which averaged $4.3 billion in 2003, are funds in the form of deposits generated through distribution channels other than the Corporation's own banking branches. These deposits allow the Corporation's banking affiliates to gather funds across a national geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Access to wholesale deposits also provides the Corporation with the flexibility to not pursue single service time deposit relationships in markets that have experienced some unprofitable pricing levels.

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These facilities provide access to funding sources substantially separate from the general credit risk of the Corporation and its subsidiaries.

The Corporation's lead bank ("Bank") has implemented a bank note program which permits it to issue up to $7.0 billion of short-term and medium-term notes which are offered and sold only to institutional investors. This program is intended to enhance liquidity by enabling the Bank to sell its debt instruments in private markets in the future without the delays which would otherwise be incurred. As shown and discussed in Note 14 in the Notes to the Consolidated Financial Statements, longer-term bank notes outstanding at December 31, 2003, amounted to $2.2 billion of which $0.6 billion is subordinated and qualifies as supplementary capital for regulatory capital purposes.

The national capital markets represent a further source of liquidity for M&I. M&I has filed a shelf registration statement which is intended to permit M&I to raise funds through sales of corporate debt securities with a relatively short lead time. Under the shelf registration statement, the Corporation may issue up to $0.5 billion of medium-term Series E notes with maturities ranging from 9 months to 30 years and at fixed or floating rates. At December 31, 2003, Series E notes issued amounted to $0.3 billion. The Corporation may issue up to $0.5 billion of medium-term MiNotes with maturities ranging from 9 months to 30 years and at fixed or floating rates. The MiNotes are issued in smaller denominations to attract retail investors. At December 31, 2003, MiNotes issued amounted to $0.1 billion. The shelf registration statement also permits the issuance of up to $0.5 billion of other debt securities. Additionally, the Corporation has a commercial paper program. At December 31, 2003, commercial paper outstanding amounted to $0.3 billion.

Contractual Obligations

The following table summarizes the Corporation's more significant contractual obligations at December 31, 2003.

Contractual Obligations	Note Ref	Payments Due by Period ($ in millions) Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Certificate of Deposit and Other Time Deposit Obligations	(a)	$ 8,253.1	$ 5,406.6	$2,135.5	$ 711.0	$ —
Short-term Debt Obligations	(b)	3,622.0	3,622.0	—	—	—
Long-term Debt Obligations	(c)	4,039.4	1,308.2	974.3	638.8	1,118.1
Capital Lease Obligations		6.3	2.8	3.5	—	—
Minimum Operating Lease Obligations		106.9	32.7	47.3	26.9	—
Obligations to Purchase Foreign Currencies	(d)	862.2	837.7	24.5	—	—
Purchase Obligations—Facilities (Additions, Repairs and Maintenance)		14.6	12.3	2.2	0.1	—
Purchase Obligations—Technology		67.8	44.9	21.9	1.0	—
Purchase Obligations—Other		6.4	4.3	2.1	—	—
Other Obligations:						
Unfunded Investment Obligations	(e)	3.6	2.4	0.7	0.5	—
Acquisition Obligations	(f)	2.0	2.0	—	—	—
Wholesale Loan Purchase Obligations	(g)	1,200.0	400.0	800.0	—	—
Defined Contribution Pension Obligations	(h)	52.0	52.0	—	—	—
Health and Welfare Benefits	(i)	—	—	—	—	—
Postretirement Benefit Obligations	(i)	—	—	—	—	—
Total		$18,236.3	$11,727.9	$4,012.0	$1,378.3	$1,118.1

Notes:

(a) Certain retail certificates of deposit and other time deposits give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal. Brokered certificates of deposits may be redeemed early upon the death or adjudication of incompetency of the holder.

(b) See Note 13 in Notes to Consolidated Financial Statements for a description of the Corporation's various short-term borrowings. Many short-term borrowings such as funds purchased and security repurchase agreements and commercial paper are expected to be reissued and, therefore, do not necessarily represent an immediate need for cash.

(c) See Note 14 in Notes to Consolidated Financial Statements for a description of the Corporation's various long-term borrowings.

(d) See Note 20 in Notes to Consolidated Financial Statements for a description of the Corporation's foreign exchange activities. The Corporation generally matches commitments to deliver foreign currencies with obligations to purchase foreign currencies which minimizes the immediate need for cash.

(e) The Corporation also has purchase obligations for certain investments in investment funds. Under those obligations the Corporation could be required to invest an additional $15.2 million if the investment funds identify and commit to invest in additional qualifying investments. The investment funds have limited lives and defined periods for investing in new qualifying investments or providing additional funds to existing investments. As a result, the timing and amount of the funding requirements for these obligations are uncertain and could expire with no additional funding requirements.

(f) Does not include contingent consideration. See Note 4 in Notes to Consolidated Financial Statements.

(g) Represents the minimum purchase obligation amount. The maximum is $3.0 billion or approximately $1.0 billion per year. The actual purchase price will be determined at the time of purchase.

(h) See Note 18 in Notes to Consolidated Financial Statements for a description of the Corporation's defined contribution program. The amount shown represents the unfunded contribution for the year ended December 31, 2003.

(i) The health and welfare benefit plans are periodically funded throughout each plan year with participant contributions and the Corporation's portion of benefits expected to be paid. The liabilities for claims incurred but not reported at December 31, 2003 were not significant.

The Corporation has generally financed its growth through the retention of earnings and the issuance of debt. It is expected that future growth can be financed through internal earnings retention, additional debt offerings, or the issuance of additional common or preferred stock or other capital instruments.

OFF-BALANCE SHEET ARRANGEMENTS

The term off-balance sheet arrangement describes the means through which companies typically structure off-balance sheet transactions or otherwise incur risks of loss that are not fully transparent to investors or other users of financial information. For example, in many cases, in order to facilitate transfer of assets or otherwise finance the activities of an unconsolidated entity, a company may be required to provide financial support designed to reduce the risks to the entity or other third parties. That financial support may take many different forms such as financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose the company to continuing risks or contingent liabilities regardless of whether or not they are recorded on the balance sheet.

Certain guarantees may be a source of potential risk to future liquidity, capital resources and results of operations. Guarantees may be in the form of contracts that contingently require the guarantor to make payments to the guaranteed party based on: (1) changes in an underlying instrument or variable such as a financial standby letter of credit; (2) failure to perform under an obligating agreement such as a performance standby letter of credit; and (3) indemnification agreements that require the indemnifying party to make payments to the indemnified party based on changes in an underlying instrument or variable that is related to an asset, a liability or an equity security of the indemnified party, such as an adverse judgment in a lawsuit. The Corporation, for a fee, regularly enters into standby letters of credit transactions and provides certain indemnifications against loss in conjunction with software sales, merchant credit card processing and securities lending activities which are described in detail in Notes 19 and 24 in Notes to Consolidated Financial Statements.

Companies may structure and facilitate off-balance sheet arrangements by retaining an interest in assets transferred to an unconsolidated entity. Such interests may be in the form of a subordinated retained interest in a pool of receivables transferred to an unconsolidated entity, cash collateral accounts, recourse obligations or other forms of credit, liquidity, or market risk support. These subordinated interests protect the senior interests in the unconsolidated entity in the event a portion of the underlying transferred assets becomes uncollectible or there are insufficient funds to repay senior interest obligations. The Corporation uses such arrangements primarily in conjunction with its indirect automobile lending activities which are described in detail in Note 9 in Notes to Consolidated Financial Statements and in the discussion of critical accounting policies which follows this discussion.

At December 31, 2003, the Corporation was not involved in any derivative financial instruments that were indexed to its common stock or classified in shareholders' equity under generally accepted accounting principles.

Also at December 31, 2003, the Corporation did not hold any material variable interests in entities that provide it liquidity, market risk or credit risk support, or engage in leasing, hedging or research and development services with the Corporation. As described in Notes 2 and 14 in Notes to Consolidated Financial Statements, the Corporation holds all of the common interest in M&I Capital Trust A which issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures and a full guarantee issued by the Corporation. As a result of adopting FIN 46R, the Corporation deconsolidated M&I Capital Trust A at December 31, 2003.

Based on the off-balance sheet arrangements with which it is presently involved, the Corporation does not believe that such off-balance sheet arrangements either have, or are reasonably likely to have, a material impact to its current or future financial condition, results of operations, liquidity or capital.

CRITICAL ACCOUNTING POLICIES

The Corporation has established various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Corporation's consolidated financial statements. The significant accounting policies of the Corporation are described in the footnotes to the consolidated financial statements contained herein and updated as necessary in its Quarterly Reports on Form 10-Q. Certain accounting policies involve significant judgments and assumptions by management that may have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of the operations of the Corporation. Management considers the following to be those accounting policies that require significant judgments and assumptions:

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management's estimate of probable losses inherent in the Corporation's loan and lease portfolio. Management evaluates the allowance each quarter to determine that it is adequate to absorb these inherent losses. This evaluation is supported by a methodology that identifies estimated losses based on assessments of individual problem loans and historical loss patterns of homogeneous loan pools. In addition, environmental factors, including economic conditions and regulatory guidance, unique to each measurement date are also considered. This reserving methodology has the following components:

Specific Reserve. The Corporation's internal risk rating system is used to identify loans and leases rated "Classified" as defined by regulatory agencies. In general, these loans have been internally identified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Subject to a minimum size, a quarterly review of these loans is performed to identify the specific reserve necessary to be allocated to each of these loans. This analysis considers expected future cash flows, the value of collateral and also other factors that may impact the borrower's ability to make payments when due. Included in this group are those nonaccrual or renegotiated loans that meet the criteria as being "impaired" under the definition in SFAS 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable.

Collective Loan Impairment. This component of the allowance for loan and lease losses is comprised of two elements. First, the Corporation makes a significant number of loans and leases, which due to their underlying similar characteristics, are assessed for loss as homogeneous pools. Included in the homogeneous pools are loans and leases from the retail sector and commercial loans under a certain size, which have been excluded from the specific reserve allocation previously discussed. The Corporation segments the pools by type of loan or lease and, using historical loss information, estimates a loss reserve for each pool.

The second element reflects management's recognition of the uncertainty and imprecision underlying the process of estimating losses. Based on management's judgment, reserves are allocated to industry segments or product types due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends in the retail lending sector, risk profile, and portfolio composition. Reserves are allocated using estimates of loss exposure that management has identified based on these economic trends or conditions. The internal risk rating system is then used to identify those loans within these industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis.

The following factors were taken into consideration in determining the adequacy of the allowance for loans and lease losses at December 31, 2003:

In general, the Corporation's borrowing customers appear to be successfully managing their businesses through the slower economic conditions. While there appear to be some signs of improvement in the economy and the Corporation's customer base is beginning to see some signs of increased business activity, the customers remain cautious of there being any substantive increase in revenues until later in 2004. As a result, the recession's lagging impact will probably continue to affect the operating performance of M&I's customers in the near term. Management continues to be concerned that the long term impact of the recent recession may still provide some unanticipated results within the loan and lease portfolio.

At December 31, 2003, special reserves continue to be carried for exposures to manufacturing, healthcare, production agriculture (including dairy and cropping operations), truck transportation, and the airline and travel industries. The majority of the commercial charge-offs incurred during the past two years were in these industry segments. While most loans in these categories are still performing, the Corporation continues to believe these sectors have been more adversely affected by the economic slowdown. Reduced revenues causing a declining utilization of the industry's capacity levels have impacted manufacturing. As a result, collateral values and the amounts realized through the sale or liquidation of manufacturing plant and equipment have declined accordingly.

During the fourth quarter of 2003, the Corporation's commitments to Shared National Credits were approximately $2.2 billion with usage averaging around 41%. Many of these borrowers are in industries impacted by the recent months' economic climate. In addition, many of the Corporation's largest charge-offs have come from the Shared National Credit portfolio. Approximately $3.1 million of the net charge-offs in 2003 relate to Shared National Credits. Although these factors result in an increased risk profile, as of December 31, 2003, shared national credit nonperforming loans were approximately 0.08% and 0.20% of this segment's total commitments and outstandings, respectively. The Corporation's exposure to Shared National Credits is monitored closely given the economic uncertainty as well as this segment's loss experience.

The Corporation's primary lending areas are Wisconsin, Arizona, Minnesota and Missouri. The acquisitions in Minnesota and Missouri continue to represent relatively new geographic regions for the Corporation. Each of these regions has cultural and environmental factors that are unique to them. The uncertainty regarding the inherent losses in their respective loan portfolios continue to present increased risks which have been mitigated by the implementation of the Corporation's credit underwriting and monitoring processes.

At December 31, 2003, nonperforming loans and leases amounted to $172.8 million or 0.69% of consolidated loans and leases compared to $194.5 million or 0.81% of consolidated loans and leases at December 31, 2002 and $173.8 million or 0.90% of consolidated loans and leases at December 31, 2001. Nonperforming loans and leases decreased $21.7 million or 11.2% at year-end 2003 compared to the end of 2002. The net decrease was primarily due to reductions and positive resolutions in several portfolio segments and across most loan types except for the commercial leasing portfolio which was adversely affected by one larger lease placed on nonaccrual in the fourth quarter of 2003. Average nonperforming loans and leases in 2003 declined $22.1 million in the third quarter compared to the second quarter and declined $14.4 million in the fourth quarter compared to the third quarter after remaining at consistent levels between the first and second quarters of 2003. The recent declines represent a general improvement in various segments of the loan portfolio. As stated in previous quarters, some of the Corporation's largest nonperforming loans are in industries that have undergone well-publicized declines during the recent recession. Among those industries affected are construction and related, technology, airline, trucking, agriculture, manufacturing and healthcare.

Net charge-offs amounted to $51.8 million or 0.21% of average loans and leases in 2003 compared with $44.0 million or 0.21% of average loans and leases in 2002 and $40.2 million or 0.22% of average loans and leases in 2001. Included in net charge-offs for 2003 was a $19.0 million charge-off related to the carrying value of lease obligations for airplanes leased to Midwest Airlines, Inc. that occurred in the first quarter.

At the present time, there is no specific industry that is of immediate concern; however, the Corporation believes that the recession's lagging impact and the long term impact of the recent recession could continue to negatively affect the markets and communities that it serves in the near term. Nonperforming loans have remained in the 80-90 basis point range over the prior two years. There continues to be some risk of nonperforming loans increasing. However, given the recent general improvement in various segments of the portfolio, management anticipates that nonperforming loans and leases as a percent of total loans and leases will be in the 70-85 basis point range in the near term.

During the past three-year period, net charge-offs have remained in a narrow range of approximately 20 basis points which is somewhat higher than historical levels. The Corporation anticipates net charge-offs will be in the 15-20 basis point range in the near term.

Charge-offs for 2004 will continue to be affected by the factors previously discussed. The Corporation estimates net charge-offs in 2004 will range between $17 million and $22 million for commercial loans, $15 million and $19 million for real estate loans, $7 million and $9 million for personal loans and $2 million and $3 million for lease financing receivables. Negative economic events, adverse developments in industry segments within the portfolio or deterioration of a large loan or loans could have significant adverse impacts on the actual loss levels. At the present time, there are no other known specific issues, industries of concern or material loans believed to be in imminent danger of deteriorating or defaulting which would give rise to a large near-term charge-off.

Based on the above loss estimates, management determines its best estimate of the required allowance for loans and leases. Management's evaluation of the factors described above resulted in an allowance for loan and lease losses of $349.6 million or 1.39% of loans and leases outstanding at December 31, 2003. The allowance for loan and lease losses was $338.4 million or 1.42% of loans and leases outstanding at December 31, 2002. The resulting provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries. Management recognizes there are significant estimates in the process and the ultimate losses could be significantly different from those currently estimated.

The Corporation has not substantively changed any aspect to its overall approach in the determination of the allowance for loan and lease losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Capitalized Software and Conversion Costs

Direct costs associated with the production of computer software that will be licensed externally or used in a service bureau environment are capitalized. Capitalization of such costs is subject to strict accounting policy criteria, although the appropriate time to initiate capitalization requires management judgment. Once the specific capitalized project is put into production, the software cost is amortized over its estimated useful life, generally four years. Each quarter, the Corporation performs net realizable value tests to ensure the assets are recoverable. Such tests require management judgment as to the future sales and profitability of a particular product which involves, in some cases, multi-year projections. Technology changes and changes in customer requirements can have a significant impact on the recoverability of these assets and can be difficult to predict. Should significant adverse changes occur, estimates of useful life may have to be revised or write-offs would be required to recognize impairment. For the years ended December 31, 2003 and 2002, the amount of software costs capitalized amounted to $54.1 million and $56.0 million, respectively. Amortization expense of software costs amounted to $43.8 million and $35.6 million for the years ended December 31, 2003 and 2002, respectively.

As a result of a change in product strategies, Metavante determined that certain purchased and internally developed software will no longer be used and such software was written off in 2003. Total capitalized software costs written off as a result of these decisions amounted to $22.8 million and is included in other noninterest expense in 2003.

Direct costs associated with customer system conversions to the data processing operations are capitalized and amortized on a straight-line basis over the terms, generally five to seven years, of the related servicing contracts.

Capitalization only occurs when management is satisfied that such costs are recoverable through future operations or penalties (buyout fees) in case of early termination. For the years ended December 31, 2003 and 2002, the amount of conversion costs capitalized amounted to $11.7 million and $10.6 million, respectively. Amortization expense of conversion costs amounted to $17.0 million and $17.9 million for the years ended December 31, 2003 and 2002, respectively.

Net unamortized costs, which are included in Accrued Interest and Other Assets in the Consolidated Balance Sheets, at December 31, were ($ in millions):

	2003	2002
Software	$133.6	$138.5
Conversions	30.7	35.9
Total	$164.3	$174.4

The Corporation has not substantively changed any aspect to its overall approach in the determination of the amount of costs that are capitalized for software development or conversion activities. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the periodic amortization of such costs.

Financial Asset Sales and Securitizations

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity ("QSPE") as defined in Statement of Financial Accounting Standards ("SFAS") No. 140, ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities***. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

In December 2003, the Corporation adopted Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46R"), ***Consolidation of Variable Interest Entities (revised December 2003)***. This interpretation addresses consolidation by business enterprises of variable interest entities. Under current practice, entities generally have been included in consolidated financial statements because they are controlled through voting interests. This interpretation explains how to identify variable interest entities and how an entity assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46R requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. Transferors to QSPEs and "grandfathered" QSPEs subject to the reporting requirements of SFAS 140 are outside the scope of FIN 46R and do not consolidate those entities. FIN 46R also requires certain disclosures by the primary beneficiary of a variable interest entity or an entity that holds a significant variable interest in a variable interest entity.

With respect to the Corporation's securitization activities, the adoption of FIN 46R did not have an impact on its consolidated financial statements because its transfers are generally to QSPEs.

The Corporation sells financial assets in a two-step process that results in a surrender of control over the assets as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. The Corporation retains interests in the securitized assets in the form of interest-only strips and a cash reserve account. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management's best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved. Actual results can differ from expected results.

The Corporation reviews the carrying values of the retained interests monthly to determine if there is a decline in value that is other than temporary and periodically reviews the propriety of the assumptions used based on current historical experience as well as the sensitivities of the carrying value of the retained interests to adverse changes in the key assumptions. The Corporation believes that its estimates result in a reasonable carrying value of the retained interests.

During 2003 and 2002, the Corporation recognized impairment losses of $4.1 million and $1.5 million, respectively, which is included in net investment securities gains (losses) in the Consolidated Statements of Income. The impairment was a result of the differences between actual prepayments and credit losses experienced compared to the expected prepayments and credit losses used in measuring the initial retained interests. The impairments on the retained interests, held in the form of interest-only strips, were deemed to be other than temporary.

The Corporation regularly sells automobile loans to an unconsolidated multi-seller special purpose entity commercial paper conduit in securitization transactions in which servicing responsibilities and subordinated interests are retained. The outstanding balances of automobile loans sold in these securitization transactions were $1,050.4 million and $713.8 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the carrying amount of retained interests amounted to $42.0 million and $43.1 million, respectively.

The Corporation also sells, from time to time, debt securities classified as available for sale that are highly rated to an unconsolidated bankruptcy remote QSPE whose activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days which is used to finance the purchase of the investment securities. The Bank provides liquidity back-up in the form of Liquidity Purchase Agreements. In addition, the Bank acts as counterparty to interest rate swaps that enable the QSPE to hedge its interest rate risk. Such swaps are designated as free-standing derivative financial instruments in the Corporation's Consolidated Balance Sheet.

Under the terms of the Administration Agreement, the Bank, as administrator of the QSPE, is required to sell interests in the securities funded by the QSPE to the Bank, as the liquidity purchaser under the liquidity agreements, if at any time (after giving effect to any issuance of new commercial paper notes and the receipt of payments under any swap agreement) the QSPE has insufficient funds to repay any maturing commercial paper note and the Bank, as liquidity agent, has received a notice of such deficiency. The Bank, as the liquidity provider, will be obligated to purchase interests in such securities under the terms of the liquidity agreement to repay the maturing commercial paper notes unless (i) after giving effect to such purchase, the aggregate of securities purchased under the relevant liquidity agreement would exceed the aggregate maximum liquidity purchase amount under such liquidity agreement or (ii) certain bankruptcy events with respect to the QSPE have occurred; provided that the Bank is not required to purchase any defaulted security. For this purpose, a defaulted security is any security that is rated below "Caa2" by Moody's and below "CCC" by Standard & Poor's. To date, the Bank has never acquired interests in any securities under the terms of the liquidity agreements.

A subsidiary of the Bank has entered into interest rate swaps with the QSPE designed to counteract the interest rate risk associated with third party beneficial interest (commercial paper) and the transferred assets. The beneficial interests in the form of commercial paper have been issued by the QSPE to parties other than the Bank and its subsidiary or any other affiliates. The notional amounts do not exceed the amount of beneficial interests. The swap agreements do not provide the QSPE or its administrative agent any decision-making authority other than those specified in the standard ISDA Master Agreement.

At December 31, 2003, highly rated investment securities in the amount of $204.9 million were outstanding in the QSPE to support the outstanding commercial paper.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors, including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts currently due or owed, such as the timing of reversals of temporary differences and current accounting standards. The Federal and state taxing authorities who make assessments based on their determination of tax laws periodically review the Corporation's interpretation of Federal and state income tax laws. Tax liabilities could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities based on the completion of taxing authority examinations.

During 2003, several income tax audits covering multiple tax jurisdictions were resolved which positively affected the banking segment by $28.6 million and Metavante by $10.7 million and resulted in a lower provision for income taxes in the Consolidated Statements of Income for the year ended December 31, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. The Corporation faces market risk through trading and other than trading activities. While market risk that arises from trading activities in the form of foreign exchange and interest rate risk is immaterial to the Corporation, market risk from other than trading activities in the form of interest rate risk is measured and managed through a number of methods.

Interest Rate Risk

The Corporation uses financial modeling techniques to identify potential changes in income under a variety of possible interest rate scenarios. Financial institutions, by their nature, bear interest rate and liquidity risk as a necessary part of the business of managing financial assets and liabilities. The Corporation has designed strategies to limit these risks within prudent parameters and identify appropriate risk/reward tradeoffs in the financial structure of the balance sheet.

The financial models identify the specific cash flows, repricing timing and embedded option characteristics of the assets and liabilities held by the Corporation. Policies are in place to assure that neither earnings nor fair value at risk exceed appropriate limits. The use of a limited array of derivative financial instruments has allowed the Corporation to achieve the desired balance sheet repricing structure while simultaneously meeting the desired objectives of both its borrowing and depositing customers.

The models used include measures of the expected repricing characteristics of administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets and other liabilities). These measures recognize the relative insensitivity of these accounts to changes in market interest rates, as demonstrated through current and historical experiences. However, during the second quarter of 2003, the Corporation increased the proportion of these accounts modeled as rate sensitive, in order to recognize the instability of some of the recent balance growth in these accounts. This modeling treatment will be maintained until the incremental balances can be observed across a more complete interest rate cycle. In addition to contractual payment information for most other assets and liabilities, the models also include estimates of expected prepayment characteristics for those items that are likely to materially change their payment structures in different rate environments, including residential mortgage products, certain commercial and commercial real estate loans and certain mortgage-related securities. Estimates for these sensitivities are based on industry assessments and are substantially driven by the differential between the contractual coupon of the item and current market rates for similar products.

This information is incorporated into a model that allows the projection of future income levels in several different interest rate environments. Earnings at risk are calculated by modeling income in an environment where rates remain constant, and comparing this result to income in a different rate environment, and then dividing this difference by the Corporation's budgeted operating income before taxes for the calendar year. Since future interest rate moves are difficult to predict, the following table presents two potential scenarios—a gradual increase of 100bp across the entire yield curve over the course of the year (+25bp per quarter), and a gradual decrease of 100bp across the entire yield curve over the course of the year (-25bp per quarter) for the balance sheet as of December 31, 2003:

Hypothetical Change In Interest Rates	Impact to 2004 Pretax Income
100 basis point gradual rise in rates	(0.6%)
100 basis point gradual decline in rates	(1.8%)

These results are based solely on the modeled parallel changes in market rates, and do not reflect the earnings sensitivity that may arise from other factors such as changes in the shape of the yield curve and changes in spread between key market rates. These results also do not include any management action to mitigate potential income variances within the simulation process. Such action could potentially include, but would not be limited to, adjustments to the repricing characteristics of any on- or off-balance sheet item with regard to short-term rate projections and current market value assessments.

Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Another component of interest rate risk is measuring the fair value at risk for a given change in market interest rates. The Corporation also uses computer modeling techniques to determine the present value of all asset and liability cash flows (both on- and off-balance sheet), adjusted for prepayment expectations, using a market discount rate. The net change in the present value of the asset and liability cash flows in different market rate environments is the amount of fair value at risk from those rate movements. As of December 31, 2003 the fair value of equity at risk for a gradual 100bp shift in rates was less than 2.0% of the market value of the Corporation.

Equity Risk

In addition to interest rate risk, the Corporation incurs market risk in the form of equity risk. M&I's Capital Markets Group invests in private, medium-sized companies to help establish new businesses or recapitalize existing ones. Exposure to the change in equity values for the companies that are held in their portfolio exists. However, fair values are difficult to determine until an actual sale or liquidation transaction actually occurs.

At December 31, 2003 M&I Trust Services administered $66.9 billion in assets and directly managed $15.7 billion in assets. Exposure exists to changes in equity values due to the fact that fee income is partially based on equity balances. While this exposure is present, quantification remains difficult due to the number of other variables affecting fee income. Interest rate changes can also have an effect on fee income for the above stated reasons.

FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report that are not statements of historical fact are forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and M&I's actual results may differ materially from the results discussed in such forward-looking statements. These statements speak of M&I's plans, goals, beliefs or expectations, refer to estimates or use similar terms. The information under the heading "Forward-Looking Statements" in M&I's Annual Report on Form 10-K for the year ended December 31, 2003, which information is incorporated herein by reference, provides cautionary statements identifying important factors that could cause M&I's actual results to differ materially from those contained in the forward-looking statements. All forward-looking statements contained in this Annual Report are based upon information available at the time the statement is made and M&I assumes no obligation to update any forward-looking statement.

Consolidated Balance Sheets
December 31 ($000's except share data)

	2003	2002
Assets		
Cash and Cash Equivalents:		
Cash and Due from Banks	$ 810,088	$ 1,012,090
Federal Funds Sold and Security Resale Agreements	44,076	30,117
Money Market Funds	57,462	104,325
Total Cash and Cash Equivalents	911,626	1,146,532
Investment Securities:		
Trading Securities, at Market Value	16,197	21,252
Interest Bearing Deposits at Other Banks	45,551	93,851
Available for Sale, at Market Value	4,786,446	4,266,372
Held to Maturity, Market Value $873,949 ($993,937 in 2002)	820,886	942,819
Total Investment Securities	5,669,080	5,324,294
Mortgage Loans Held for Sale	34,623	311,077
Loans and Leases:		
Loans and Leases, Net of Unearned Income of $88,039 ($124,793 in 2002)	25,150,317	23,597,769
Less: Allowance for Loan and Lease Losses	349,561	338,409
Net Loans and Leases	24,800,756	23,259,360
Premises and Equipment	438,485	442,395
Goodwill and Other Intangibles	1,104,552	1,088,804
Accrued Interest and Other Assets	1,413,521	1,302,180
Total Assets	$34,372,643	$32,874,642
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest Bearing	$ 4,715,283	$ 4,461,880
Interest Bearing	17,554,822	15,931,826
Total Deposits	22,270,105	20,393,706
Short-term Borrowings	4,933,001	6,093,367
Accrued Expenses and Other Liabilities	1,106,221	1,067,120
Long-term Borrowings	2,734,623	2,283,781
Total Liabilities	31,043,950	29,837,974
Shareholders' Equity:		
Series A Convertible Preferred Stock, $1.00 par value, 2,000,000 Shares Authorized	—	—
Common Stock, $1.00 par value, 320,000,000 Shares Authorized; 240,832,522 Shares Issued	240,833	240,833
Additional Paid-in Capital	564,269	569,162
Retained Earnings	3,061,246	2,675,148
Accumulated Other Comprehensive Income, Net of Related Taxes	2,694	(44,427)
Less: Treasury Stock, at Cost, 17,606,489 Shares (14,599,565 in 2002)	513,562	381,878
Deferred Compensation	26,787	22,170
Total Shareholders' Equity	3,328,693	3,036,668
Total Liabilities and Shareholders' Equity	$34,372,643	$32,874,642

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income
Years ended December 31 ($000's except share data)

	2003	2002	2001
Interest Income			
Loans and Leases	$1,304,060	$1,297,166	$1,358,802
Investment Securities:			
Taxable	165,075	198,037	270,336
Exempt from Federal Income Taxes	57,968	60,637	62,273
Trading Securities	258	328	884
Short-term Investments	2,559	11,168	16,812
Total Interest Income	1,529,920	1,567,336	1,709,107
Interest Expense			
Deposits	228,216	283,385	566,899
Short-term Borrowings	81,070	150,310	188,587
Long-term Borrowings	163,348	127,343	110,842
Total Interest Expense	472,634	561,038	866,328
Net Interest Income	1,057,286	1,006,298	842,779
Provision for Loan and Lease Losses	62,993	74,416	54,115
Net Interest Income After Provision for Loan and Lease Losses	994,293	931,882	788,664
Other Income			
Data Processing Services	657,827	601,500	559,816
Item Processing	42,814	39,078	47,638
Trust Services	126,759	120,586	120,827
Service Charges on Deposits	102,528	100,796	85,980
Gains on Sale of Mortgage Loans	54,143	39,711	31,020
Other Mortgage Banking Revenue	16,109	15,502	15,168
Net Investment Securities Gains (Losses)	21,572	(6,271)	(6,759)
Life Insurance Revenue	30,507	29,783	27,053
Other	163,542	142,003	120,507
Total Other Income	1,215,801	1,082,688	1,001,250
Other Expense			
Salaries and Employee Benefits	797,518	745,518	695,405
Net Occupancy	67,626	74,706	71,322
Equipment	111,354	116,806	118,199
Software Expenses	44,747	44,210	39,790
Processing Charges	48,295	39,316	40,058
Supplies and Printing	22,118	20,131	21,298
Professional Services	44,429	38,441	34,189
Shipping and Handling	51,765	45,669	44,792
Amortization of Intangibles	23,785	25,134	36,904
Other	240,070	146,047	186,912
Total Other Expense	1,451,707	1,295,978	1,288,869
Income Before Income Taxes and Cumulative Effect of Changes in Accounting Principles	758,387	718,592	501,045
Provision for Income Taxes	214,282	238,265	163,124
Income Before Cumulative Effect of Changes in Accounting Principles	544,105	480,327	337,921
Cumulative Effect of Changes in Accounting Principles, Net of Income Taxes	—	—	(436)
Net Income	$ 544,105	$ 480,327	$ 337,485
Net Income Per Common Share			
Basic:			
Income Before Cumulative Effect of Changes in Accounting Principles	$ 2.41	$ 2.24	$ 1.60
Cumulative Effect of Changes in Accounting Principles	—	—	—
Net Income	$ 2.41	$ 2.24	$ 1.60
Diluted:			
Income Before Cumulative Effect of Changes in Accounting Principles	$ 2.38	$ 2.16	$ 1.55
Cumulative Effect of Changes in Accounting Principles	—	—	—
Net Income	$ 2.38	$ 2.16	$ 1.55

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Years ended December 31 ($000's)

	2003	2002	2001
Cash Flows From Operating Activities:			
Net Income	$ 544,105	$ 480,327	$ 337,485
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	200,085	91,050	61,894
Provision for Loan and Lease Losses	62,993	74,416	54,115
Gains on Sales of Assets	(45,507)	(75,147)	(23,292)
Proceeds from Sales of Trading Securities and Loans Held for Sale	11,637,141	7,079,263	5,412,432
Purchases of Trading Securities and Loans Held for Sale	(11,240,640)	(6,822,322)	(5,549,128)
Other	(124,609)	110,225	(57,823)
Total Adjustments	489,463	457,485	(101,802)
Net Cash Provided by Operating Activities	1,033,568	937,812	235,683
Cash Flows From Investing Activities:			
Proceeds from Sales of Securities Available for Sale	41,838	317,201	196,664
Proceeds from Maturities of Securities Available for Sale	2,840,754	2,181,391	1,818,294
Proceeds from Maturities of Securities Held to Maturity	122,856	144,296	79,040
Purchases of Securities Available for Sale	(3,449,841)	(2,936,885)	(282,481)
Purchases of Securities Held to Maturity	(1,000)	(631)	(55)
Net Increase in Loans	(1,857,480)	(2,760,170)	(695,130)
Purchases of Assets to be Leased	(560,439)	(182,874)	(576,150)
Principal Payments on Lease Receivables	766,708	456,124	761,164
Purchases of Premises and Equipment, Net	(62,125)	(52,611)	(44,620)
Acquisitions, Net of Cash and Cash Equivalents Acquired	(29,395)	(153,443)	(64,752)
Other	18,002	8,878	16,664
Net Cash (Used in) Provided by Investing Activities	(2,170,122)	(2,978,724)	1,208,638
Cash Flows From Financing Activities:			
Net Increase (Decrease) in Deposits	1,886,561	1,370,143	(3,798,822)
Proceeds from Issuance of Commercial Paper	7,790,467	7,050,671	3,472,573
Principal Payments on Commercial Paper	(7,737,360)	(7,069,509)	(3,499,459)
Net (Decrease) Increase in Other Short-term Borrowings	(842,636)	(765,214)	2,280,201
Proceeds from Issuance of Long-term Borrowings	1,278,629	1,888,623	1,487,373
Payment of Long-term Borrowings	(1,164,025)	(564,151)	(319,839)
Dividends Paid	(158,007)	(136,955)	(122,777)
Purchases of Common Stock	(201,044)	(165,116)	(267,438)
Proceeds from the Issuance of Common Stock	49,063	15,187	23,630
Other	—	—	(691)
Net Cash Provided by (Used in) Financing Activities	901,648	1,623,679	(745,249)
Net (Decrease) Increase in Cash and Cash Equivalents	(234,906)	(417,233)	699,072
Cash and Cash Equivalents, Beginning of Year	1,146,532	1,563,765	864,693
Cash and Cash Equivalents, End of Year	$ 911,626	$ 1,146,532	$ 1,563,765
Supplemental Cash Flow Information:			
Cash Paid During the Year for:			
Interest	$ 500,698	$ 564,475	$ 972,354
Income Taxes	297,143	216,026	148,864

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2000		$336	$112,757	$452,212	$2,117,759	$(458,472)	$(20,530)	$38,127
Comprehensive Income:								
Net Income	$337,485	—	—	—	337,485	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period Net of Taxes of $18,646	34,004	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $4,781	(8,878)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	25,126	—	—	—	—	—	—	25,126
Net Gains (Losses) on Derivatives								
Hedging Variability of Cash Flows:								
Transition Adjustment Net of Taxes of $5,483	(10,182)							
Arising During the Period Net of Taxes of $10,940	(20,317)	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $4,225	7,846	—	—	—	—	—	—	—
Net Gains (Losses)	(22,653)	—	—	—	—	—	—	(22,653)
Other Comprehensive Income	2,473	—	—	—	—	—	—	—
Comprehensive Income	$339,958	—	—	—	—	—	—	—
Issuance of 4,544,209 Common Shares in the 2001 Business Combination		—	4,545	263,110	—	—	—	—
Issuance of 1,335,284 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(27,683)	—	62,975	(2,206)	—
Acquisition of 4,777,262 Common Shares		—	—	(52)	—	(277,997)	160	—
Dividends Declared on Preferred Stock—$12.97 Per Share		—	—	—	(4,363)	—	—	—
Dividends Declared on Common Stock—$1.135 Per Share		—	—	—	(118,414)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	735	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	13,334	—	—	—	—
Other		—	—	(2,632)	(691)	—	—	—
Balance, December 31, 2001		$336	$117,302	$698,289	$2,331,776	$(673,494)	$(21,841)	$40,600

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2001		$ 336	$117,302	$ 698,289	$2,331,776	$(673,494)	$(21,841)	$ 40,600
Comprehensive Income:								
Net Income	$ 480,327	—	—	—	480,327	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period Net of Taxes of $2,850	(5,265)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $233	(434)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	(5,699)	—	—	—	—	—	—	(5,699)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:								
Arising During the Period Net of Taxes of $64,325	(119,462)	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $21,611	40,134	—	—	—	—	—	—	—
Net Gains (Losses)	(79,328)	—	—	—	—	—	—	(79,328)
Other Comprehensive Income	(85,027)	—	—	—	—	—	—	—
Comprehensive Income	$ 395,300	—	—	—	—	—	—	—
Issuance of 11,365,723 Common and Treasury Common Shares in the 2002 Business Combinations		—	3,115	197,114	—	215,852	—	—
2 for 1 Stock Split Effective in the Form of a 100% Stock Dividend		—	120,416	(120,416)	—	—	—	—
Issuance of 7,688,456 Treasury Common Shares on Conversion of 336,370 Preferred Shares		(336)	—	(200,717)	—	201,053	—	—
Issuance of 1,334,056 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(10,523)	—	34,463	(1,331)	—
Acquisition of 5,167,660 Common Shares		—	—	(151)	—	(159,752)	479	—
Dividends Declared on Preferred Stock—$14.29 Per Share		—	—	—	(4,806)	—	—	—
Dividends Declared on Common Stock—$0.625 Per Share		—	—	—	(132,149)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	523	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	5,976	—	—	—	—
Other		—	—	(410)	—	—	—	—
Balance, December 31, 2002		$ —	$240,833	$ 569,162	$2,675,148	$(381,878)	$(22,170)	$(44,427)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2002		$—	$240,883	$569,162	$2,675,148	$(381,878)	$(22,170)	$(44,427)
Comprehensive Income:								
Net Income	$544,105	—	—	—	544,105	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period Net of Taxes of $6,489	(12,016)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $2,008	(3,729)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	(15,745)	—	—	—	—	—	—	(15,745)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:								
Arising During the Period Net of Taxes of $3,635	(6,748)	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $37,485	69,614	—	—	—	—	—	—	—
Net Gains (Losses)	62,866	—	—	—	—	—	—	62,866
Other Comprehensive Income	47,121	—	—	—	—	—	—	—
Comprehensive Income	$591,226	—	—	—	—	—	—	—
Issuance of 2,989,875 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(16,396)	—	79,908	(5,589)	—
Acquisition of 5,996,799 Common Shares		—	—	(112)	—	(211,592)	612	—
Dividends Declared on Common Stock—$0.700 Per Share		—	—	—	(158,007)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	360	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	11,905	—	—	—	—
Other		—	—	(290)	—	—	—	—
Balance, December 31, 2003		$—	$240,883	$564,269	$3,061,246	$(513,562)	$(26,787)	$ 2,694

The accompanying notes are an integral part of the Consolidated Financial Statements.

Marshall & Ilsley Corporation ("M&I" or the "Corporation") is a bank holding company that provides diversified financial services to a wide variety of corporate, institutional, government and individual customers. M&I's largest affiliates and principal operations are in Wisconsin; however, it has activities in other markets, particularly in certain neighboring midwestern states, and in Arizona, Nevada and Florida. The Corporation's principal activities consist of banking and data processing services. Banking services, lending and accepting deposits from retail and commercial customers are provided through its lead bank, M&I Marshall & Ilsley Bank, which is headquartered in Wisconsin, one federally chartered thrift headquartered in Nevada, one state chartered bank headquartered in St. Louis, Missouri, and an asset-based lending subsidiary headquartered in Minneapolis, Minnesota. In addition to branches located throughout Wisconsin, banking services are provided in branches located throughout Arizona, the Minneapolis, Minnesota and St. Louis, Missouri metropolitan areas, Belleville, Illinois, Las Vegas, Nevada and Naples and Bonita Springs, Florida, as well as on the Internet. Financial and data processing services and software sales are provided through the Corporation's subsidiary Metavante Corporation ("Metavante") and its nonbank subsidiaries primarily to financial institutions throughout the United States. Other financial services provided by M&I include: personal property lease financing to consumer and commercial customers; investment management and advisory services; commercial and residential mortgage banking; venture capital and financial advisory services; trust services to residents of Wisconsin, Arizona, Minnesota, Missouri, Florida, North Carolina, Nevada and Illinois; and brokerage and insurance services.

1. Summary of Significant Accounting Policies

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Consolidation principles—The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries that are wholly or majority owned and/or over which it exercises substantive control and significant variable interest entities for which the Corporation has determined that, based on the variable interests it holds, it is the primary beneficiary in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46R"), ***Consolidation of Variable Interest Entities an interpretation of Accounting Research Board ("ARB") No. 51 (revised December 2003).*** The primary beneficiary of a variable interest entity is the party that absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual or other pecuniary interests in an entity. Investments in unconsolidated affiliates, in which the Corporation has 20 percent or more ownership interest and has the ability to exercise significant influence, but not substantive control, over the affiliates' operating and financial policies, are accounted for using the equity method of accounting, unless the investment has been determined to be temporary. All significant intercompany balances and transactions are eliminated in consolidation.

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization facilities. These facilities are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity ("QSPE") as defined in Statement of Financial Accounting Standards No. 140, ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.*** For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

Certain amounts in the 2002 and 2001 Consolidated Financial Statements have been reclassified to conform to the 2003 presentation.

Stock split—All per share data and certain other share information has been restated for the two-for-one split of the Corporation's common stock in the form of a 100 percent stock dividend effective June 17, 2002.

Cash and cash equivalents—For purposes of the Consolidated Financial Statements, the Corporation defines cash and cash equivalents as short-term investments which have an original maturity of three months or less and are readily convertible into cash.

Securities—Securities, when purchased, are designated as Trading, Investment Securities Held to Maturity, or Investment Securities Available for Sale and remain in that category until they are sold or mature. The specific identification method is used in determining the cost of securities sold.

Trading Securities are carried at fair value, with adjustments to the carrying value reflected in the Consolidated Statements of Income. Investment Securities Held to Maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Corporation designates investment securities as held to maturity only when it has the positive intent and ability to hold them to maturity. All other securities are classified as Investment Securities Available for Sale and are carried at fair value with fair value adjustments net of the related income tax effects reported as a separate component of Shareholders' equity in the Consolidated Balance Sheets.

Mortgage loans held for sale—Loans held for sale are carried at the lower of cost or market, determined on an aggregate basis, based on outstanding firm commitments received for such loans or on current market prices unless such loans have been designated as the hedged item in a hedging relationship.

Loans and leases—Interest on loans, other than direct financing leases, is recognized as income based on the loan principal outstanding during the period. Unearned income on financing leases is recognized over the lease term on a basis that results in an approximate level rate of return on the lease investment. Loans are generally placed on nonaccrual status when they are past due 90 days as to either interest or principal. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are brought current and collectibility of future payments is not in doubt.

The Corporation defers and amortizes fees and certain incremental direct costs, primarily salary and employee benefit expenses, over the contractual term of the loan or lease as an adjustment to the yield. The unamortized net fees and costs are reported as part of the loan or lease balance outstanding.

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease.

Loan servicing—Fees related to the servicing of mortgage loans are recorded as income when payments are received from mortgagors. Fees related to the servicing of other loans are recorded as income when earned. The Corporation recognizes as separate assets rights to service loans when the loans are originated and sold with servicing retained, unless the contractual servicing fee is deemed to be adequate compensation. Since most residential loans have been sold with servicing released, loan servicing rights were not significant at December 31, 2003 or 2002.

Allowance for loan and lease losses—The allowance for loan and lease losses is maintained at a level believed adequate by management to absorb estimated probable losses in the loan and lease portfolio including loans that have been determined to be impaired. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. Management's determination of the adequacy of the allowance is based on a

December 31, 2003, 2002, and 2001 ($000's except share data)

continual review of the loan and lease portfolio, loan and lease loss experience, economic conditions, growth and composition of the portfolio, and other relevant factors. As a result of management's continual review, the allowance is adjusted through provisions for loan and lease losses charged against income.

Financial asset sales—The Corporation sells financial assets, in a two-step process that results in a surrender of control over the assets as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. The Corporation retains interests in the securitized assets in the form of interest-only strips and a cash reserve account. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management's best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved.

Premises and equipment—Land is recorded at cost. Premises and equipment are recorded at cost and depreciated principally on the straight-line method with annual rates varying from 10 to 50 years for buildings and 3 to 10 years for equipment. Long-lived assets, which are considered impaired, are carried at fair value and long-lived assets to be disposed of are carried at the lower of the carrying amount or fair value less cost to sell. Maintenance and repairs are charged to expense and betterments are capitalized.

Other real estate owned—Other real estate owned consists primarily of assets that have been acquired in satisfaction of debts. Other real estate owned is recorded at fair value, less estimated selling costs, at the date of transfer. Valuation adjustments required at the date of transfer for assets acquired in satisfaction of debts are charged to the allowance for loan and lease losses. Subsequent to transfer, other real estate owned is carried at the lower of cost or fair value, less estimated selling costs, based upon periodic evaluations. Rental income from properties and gains on sales are included in other income, and property expenses, which include carrying costs, required valuation adjustments and losses on sales, are recorded in other expense. At December 31, 2003 and 2002, total other real estate amounted to $13,235 and $8,692, respectively.

Data processing services—Data processing and related revenues are recognized as services are performed based on amounts billable under the contracts. Processing services performed that have not been billed to customers are accrued. Revenue includes shipping and handling costs associated with such income producing activities.

Revenues attributable to the licensing of software are generally recognized upon delivery and performance of certain contractual obligations, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the term of the maintenance period. Service revenues from training and consulting are recognized when the services are performed. Conversion revenues associated with the conversion of customers' processing systems to Metavante's processing systems are deferred and amortized over the period of the related processing contract, generally five years. Deferred revenues, which are included in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets, amounted to $48,620 and $48,601 at December 31, 2003 and 2002, respectively.

Capitalized software and conversions—Direct costs associated with the production of computer software which will be licensed externally or used in a service bureau environment are capitalized and amortized on the straight-line method over the estimated economic life of the product, generally four years. Such capitalized costs are periodically evaluated for impairment and adjusted to net realizable value when impairment is indicated. Direct costs associated with customer system conversions to the data services operations are capitalized and amortized on the straight-line method over the terms of the related servicing contract. Routine maintenance of software products, design costs and development costs incurred prior to establishment of a product's technological feasibility for software to be sold, are expensed as incurred.

December 31, 2003, 2002, and 2001 ($000's except share data)

Net unamortized costs, which are included in Accrued Interest and Other Assets in the Consolidated Balance Sheets, at December 31 were:

	2003	2002
Software	$133,602	$138,517
Conversions	30,678	35,901
Total	$164,280	$174,418

Amortization expense was $60,840, $53,507 and $43,643, for 2003, 2002 and 2001, respectively. As a result of a shift in product strategy, Metavante determined that certain internally developed software will no longer be used and wrote-off $21,236 of such software in 2003. There were no significant write-downs or impairment charges in 2002. In 2001, as a result of Metavante's 2001 acquisitions, $13,831 of existing software was replaced by the software obtained in the acquisitions and was written-off. See Note 4, Business Combinations for a description of Metavante's acquisitions in 2001.

Goodwill and other intangibles—Goodwill arising from business combinations consummated prior to June 30, 2001 was amortized on the straight-line basis over periods ranging from 10 to 25 years and ceased to be amortized on January 1, 2002 upon the adoption of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), ***Goodwill and Other Intangible Assets.*** Goodwill arising from business combinations consummated after June 30, 2001 was not amortized. See Note 2.

The Corporation annually tests goodwill for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. For purposes of the test, the Corporation's reporting units are the operating segments as defined in Statement of Financial Accounting Standards No. 131, ***Disclosures about Segments of an Enterprise and Related Information***. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. See Note 11.

Identifiable intangibles with a finite useful life are amortized over their useful lives and primarily consist of core deposit intangibles and other identifiable intangibles arising from purchase acquisitions such as contract rights, tradenames or customer lists.

Identifiable intangibles that have been determined to have an indefinite useful life are not amortized but are subject to periodic tests for impairment. At December 31, 2003, the Corporation did not have any identifiable intangibles that have been determined to have an indefinite useful life.

Derivative financial instruments—Derivative financial instruments, including certain derivative instruments embedded in other contracts, are carried in the Consolidated Balance Sheets as either an asset or liability measured at its fair value. The fair value of the Corporation's derivative financial instruments is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows.

Changes in the fair value of derivative financial instruments are recognized currently in earnings unless specific hedge accounting criteria are met. For derivative financial instruments designated as hedging the exposure to changes in the fair value of a recognized asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For derivative financial instruments designated as hedging the exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative financial instrument's gain or loss is initially reported as a component of accumulated other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

December 31, 2003, 2002, and 2001 ($000's except share data)

At inception of a hedge, the Corporation formally documents the hedging relationship as well as the Corporation's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness in hedging the exposure will be assessed.

The adjustment of the carrying amount of an interest bearing hedged asset or liability in a fair value hedge is amortized into earnings when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur, the net gain or loss in accumulated other comprehensive income is immediately reclassified into earnings. If the cash flow hedge is sold, terminated, expires or the designation of the cash flow hedge is removed, the net gain or loss in accumulated other comprehensive income is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Cash flows from derivative financial instruments are reported in the Consolidated Statements of Cash Flows as operating activities.

Foreign exchange contracts—Foreign exchange contracts include such commitments as foreign currency spot, forward, future and option contracts. Foreign exchange contracts and the premiums on options written or sold are carried at market value with changes in market value included in other income.

Treasury stock—Treasury stock acquired is recorded at cost and is carried as a reduction of shareholders' equity in the Consolidated Balance Sheets. Treasury stock issued is valued based on average cost. The difference between the consideration received upon issuance and the average cost is charged or credited to additional paid-in capital.

New accounting pronouncements—In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), ***Amendment of Statement 133 on Derivative Instruments and Hedging Activities.*** This Statement amends and clarifies financial accounting and reporting for derivatives instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 ("SFAS 133"), ***Accounting for Derivative Instruments and Hedging Activities.*** The amendments to SFAS 133 fall principally into three categories: amendments related to SFAS 133 Implementation Issues that were previously cleared by the FASB during the Derivatives Implementation Group process, amendments clarifying the definition of a derivative and amendments relating to the definition of expected cash flows in FASB Concepts Statement No. 7, ***Using Cash Flow Information and Present Value in Accounting Measurement.*** SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The provisions of SFAS 149 that related to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. In addition, those provisions of SFAS 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, are applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS 149 did not materially impact the Corporation's accounting for derivatives and hedging activities.

In May 2003, the FASB issued FASB Statement No. 150 ("SFAS 150"), ***Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.*** This Statement prescribes how an issuer classifies and measures certain financial instruments. Financial instruments within the scope of SFAS 150 are required to be classified as liabilities (or assets in some circumstances). Many of those instruments were previously classified as equity. Examples of financial instruments that are within the scope of SFAS 150 include: mandatorily redeemable equity shares, forward purchase contracts or written put options on the issuer's equity shares that are to be physically settled or net cash settled and payables that can be settled with a variable number of the issuer's equity shares. SFAS 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.

December 31, 2003, 2002, and 2001 ($000's except share data)

Financial instruments that are not within the scope of SFAS 150 include: convertible debt, puttable stock or other outstanding shares that are conditionally redeemable. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective for the Corporation July 1, 2003. The adoption of SFAS 150 did not have a material impact on the Corporation.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3 ("SOP 03-3"), ***Accounting for Certain Loans or Debt Securities Acquired in a Transfer.*** SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans or debt securities acquired individually, in a pool or group or in a purchase business combination. SOP 03-3 does not apply to loans originated by an entity. SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest and other cash flows over the investor's initial investment in the loan. The excess of contractual cash flows over the estimated expected cash flows to be collected (nonaccretable difference) cannot be recognized as an adjustment of the yield, loss accrual or valuation allowance at the date of transfer. Subsequent increases in cash flows expected to be collected generally will be recognized prospectively through an adjustment to the yield over the remaining life. Subsequent decreases in cash flows expected to be collected will be recognized as impairment.

SOP 03-3 prohibits investors from displaying accretable yield or nonaccretable difference in the balance sheet and also prohibits carrying over or creation of a valuation allowance in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, pool or group of loans and loans acquired in a business combination.

SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Corporation anticipates that in order to adopt SOP 03-3 certain modifications to its loan systems may be required in order to accommodate the accounting and disclosures prescribed by SOP 03-3. In addition, the Corporation anticipates that earnings volatility could increase based on the periodic changes in accretable yield and non-accretable difference that can arise from revised cash flow projections.

2. Changes in Method of Accounting

On January 1, 2001, the Corporation adopted SFAS 133, ***Accounting for Derivative Instruments and Hedging Activities***. SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The effects of adopting SFAS 133 are as follows:

	Consolidated Income Statement	Other Comprehensive Income (Equity)
Fair value hedges	$(628)	$ —
Cash flow hedges	(43)	(15,665)
	(671)	(15,665)
Income tax benefit	235	5,483
Cumulative effect of change in accounting principles	$(436)	$(10,182)

See Note 21 for additional information regarding the Corporation's use of derivative financial instruments.

December 31, 2003, 2002, and 2001 ($000's except share data)

On January 1, 2002, the Corporation adopted SFAS 142, ***Goodwill and Other Intangible Assets***. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, ***Intangible Assets***. SFAS 142 prescribes the accounting and reporting for intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) upon their acquisition. SFAS 142 also prescribes how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

Goodwill and intangible assets that have indefinite useful lives will not be amortized under the new standard but rather will be tested annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives, but without the constraint of the prescribed ceilings required under APB Opinion 17.

Pro forma income before cumulative effect of changes in accounting principles and related earnings per share after giving effect to the nonamortization provision of SFAS 142 are as follows:

	Year Ended December 31,		
	2003	2002	2001
Income before cumulative effect of changes in accounting principles	$544,105	$480,327	$337,921
Adjustments:			
Goodwill amortization, net of taxes	—	—	15,355
Pro forma income before cumulative effect of changes in accounting principles	$544,105	$480,327	$353,276
Pro forma earnings per share:			
Income before cumulative effect of changes in accounting principles:			
Basic	$ 2.41	$ 2.24	$ 1.67
Diluted	2.38	2.16	1.62

On December 31, 2003, the Corporation adopted FIN 46 and FIN 46R, ***Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (revised December 2003)***. While the Corporation determined it had variable interests in variable interest entities, the Corporation concluded that it was not the primary beneficiary as those terms are defined in FIN 46 and FIN 46R and therefore, no new entities were required to be included in the consolidated financial statements of the Corporation as of December 31, 2003. However, the Corporation concluded that it should de-consolidate the special purpose entity, M&I Capital Trust A (the "Trust"), that was formed in 1996 to issue cumulative preferred capital securities and holds, as its sole asset, junior subordinated deferrable interest debentures (subordinated debt) issued by the Corporation. As a matter of policy, the Corporation has always elected to classify the guaranteed preferred beneficial interests in the Trust as long-term borrowings and the semi-annual distributions as interest expense for financial reporting purposes in prior periods when the accounts of the Trust were included in the Corporation's consolidated financial statements. At December 31, 2003, the junior subordinated deferrable interest debentures (subordinated debt) issued by the Corporation are included in long-term borrowings (See Note 14) and are shown net of the portion attributable to the common interest in the Trust which is held by the Corporation. Therefore, there was no significant impact on the consolidated financial statements from de-consolidating the Trust.

For further discussion relating to the variable interests the Corporation holds in variable interest entities see Note 9.

3. Earnings Per Share

The following presents a reconciliation of the numerators and denominators of the basic and diluted per share computations. All share and related per share amounts reflect the two-for-one stock split in the form of a stock dividend which was effective June 17, 2002 (dollars and shares in thousands, except per share data):

	Year Ended December 31, 2003		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Net income	$544,105		
Convertible preferred dividends	—		
Basic earnings per share:			
Income available to common shareholders	544,105	226,139	$2.41
Effect of dilutive securities:			
Convertible preferred stock	—	—	
Stock option, restricted stock and performance plans	—	2,146	
Diluted earnings per share:			
Income available to common shareholders plus assumed conversions	$544,105	228,285	$2.38

	Year Ended December 31, 2002		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Net income	$480,327		
Convertible preferred dividends	(4,806)		
Basic earnings per share:			
Income available to common shareholders	475,521	212,618	$2.24
Effect of dilutive securities:			
Convertible preferred stock	4,806	7,415	
Stock option, restricted stock and performance plans	—	2,015	
Diluted earnings per share:			
Income available to common shareholders plus assumed conversions	$480,327	222,048	$2.16

	Year Ended December 31, 2001		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Net income	$337,485		
Convertible preferred dividends	(4,363)		
Basic earnings per share:			
Income available to common shareholders	333,122	208,412	$1.60
Effect of dilutive securities:			
Convertible preferred stock	4,363	7,688	
Stock option, restricted stock and performance plans	—	2,164	
Diluted earnings per share:			
Income available to common shareholders plus assumed conversions	$337,485	218,264	$1.55

December 31, 2003, 2002, and 2001 ($000's except share data)

Options to purchase shares of common stock not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares for the years ended December 31, are as follows:

Years Ended December 31,	Price Range	Shares
2003	$31.045—$38.250	7,021
2002	29.700— 33.938	6,411
2001	27.656— 35.031	8,269

4. Business Combinations

The following acquisitions, which were not considered material business combinations individually or in the aggregate, were completed during 2003:

In November 2003, Metavante acquired the assets of Printing For Systems, Inc., a Connecticut corporation engaged in the business of printing and delivery of identification cards and other documents for the healthcare insurance industry, including non-financial data processing and direct mail services in connection with such services. Metavante believes this acquisition leverages its financial technology servicing expertise into the healthcare insurance industry and demonstrates its commitment to supporting the growth in the market for electronic funds transfer and card solutions. The total cost of this acquisition was $25.0 million which was paid in cash. For three years beginning in 2004, additional contingent payments may be made each year if certain annual revenue and profitability targets are achieved subject to certain other conditions. The maximum total contingent consideration over the three-year contingency period is $25.0 million. Approximately $3.8 million of the aggregate purchase price paid has been placed in escrow to absorb contingencies adverse to Metavante. The contingency period is eighteen months. Contingent payments, if made or returned from escrow, will be reflected as an adjustment to goodwill.

There was no in-process research and development acquired in this acquisition. The estimated identifiable intangible to be amortized (customer list) with an estimated life of 8.0 years amounted to $6.0 million. Initial goodwill, subject to the completion of appraisals and valuations of the assets acquired and liabilities assumed, amounted to $17.3 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

In May 2003, the Corporation's Trust subsidiary entered into an agreement to purchase for cash certain segments of the employee benefit plan business of a national banking association located in Missouri. This acquisition enhances the Trust subsidiary's presence in Missouri and complements the Missouri acquisition by the Banking segment in October 2002. The acquired segments will be transferred to the Corporation's Trust subsidiary in accordance with an established conversion schedule that is expected to be completed in the first quarter of 2004. The total cost of this acquisition, subject to certain adjustments, was $4.0 million and is payable in installments. The first installment equal to one half of the total cost was paid December 31, 2003. The total purchase price is further subject to additional payments up to $7.0 million contingent upon certain revenue targets achieved one year from the completion date of the acquisition. Contingent payments, if made, will be reflected as adjustments to goodwill.

The estimated identifiable intangible to be amortized (customer list) with an estimated life of 7.5 years amounted to $4.7 million. No initial goodwill was recorded in this transaction, subject to the completion of appraisals and valuations of the assets acquired and liabilities assumed. The intangible resulting from this transaction is deductible for tax purposes.

The following acquisitions, which were not considered material business combinations individually or in the aggregate, were completed during 2002:

On October 1, 2002, the Corporation acquired 100 percent of the outstanding common shares of Mississippi Valley Bancshares, Inc. ("Mississippi Valley"). Mississippi Valley, a bank holding company headquartered in

December 31, 2003, 2002, and 2001 ($000's except share data)

St. Louis, Missouri consisted of three bank subsidiaries with eight offices located in St. Louis, Missouri; Belleville, Illinois; and Phoenix, Arizona and had total consolidated assets of $2.1 billion and total consolidated shareholders' equity of $178.9 million at September 30, 2002. The Corporation believes that the merger presents a unique opportunity to expand its operations into the St. Louis, Missouri area and to expand its current operations in the Phoenix, Arizona area. The aggregate purchase price was $486.0 million including $255.2 million of cash and 8.25 million shares of common stock valued at $230.8 million based on the average price over the contractual pricing period. Identifiable intangibles to be amortized (core deposit and tradename) with a weighted average life of 8.5 years amounted to $72.7 million. Goodwill amounted to $285.0 million and was assigned to the Corporation's banking segment. The goodwill and intangibles are not deductible for tax purposes. In January 2003, the Arizona bank subsidiary was merged into M&I Marshall & Ilsley Bank, the Corporation's lead bank and in November 2003, the Belleville bank subsidiary was merged into the St. Louis bank subsidiary.

On March 1, 2002 the Corporation acquired 100 percent of the outstanding common stock of Richfield State Agency, Inc. ("Richfield") and Century Bancshares, Inc. ("Century"), both Minnesota bank holding companies. Richfield and Century provide retail and commercial loan and deposit services. In addition, Richfield provided fiduciary and agency trust services. Richfield and Century serve customers within the Minneapolis, Minnesota metropolitan area. The Corporation believes that these mergers present a unique opportunity to expand its current operations in the Minneapolis, Minnesota metropolitan area. Richfield and Century had combined total consolidated assets of approximately $1.1 billion and combined total consolidated shareholders' equity of $84.8 million at the time the mergers were consummated. The aggregate purchase price was $216.5 million including $29.9 million of cash and 6.2 million shares (post-split) of common stock valued at $186.6 million based on the average price over their respective contractual pricing periods. Identifiable intangibles to be amortized (core deposit and trust customer) with a weighted average life of 6.1 years amounted to $24.1 million. Goodwill amounted to $132.6 million. Goodwill assigned to the Corporation's banking segment amounted to $129.2 million and the remainder was assigned to the Corporation's Trust reporting unit. The goodwill and intangibles resulting from each transaction are not deductible for tax purposes. In June 2002, the former bank subsidiaries of Richfield and Century were merged into M&I Marshall & Ilsley Bank, the Corporation's lead bank.

In 2002, Metavante acquired the assets of the following three entities for a total cost of $20.6 million which was paid in cash subject to additional payments up to $10.0 million contingent upon certain revenue targets achieved two years from the date that acquisition was closed. Approximately $2.3 million of the aggregate purchase price paid has been placed in escrow to absorb contingencies adverse to Metavante. The contingency periods range from one to two years. Contingent payments, if made or returned from escrow, will be reflected as adjustments to goodwill.

In July 2002, Metavante acquired substantially all the assets of Paytrust, Inc. a privately held online bill management company based in Lawrenceville, New Jersey. Through this acquisition, Metavante consolidated its consumer service provider operations onto one technology platform with the technology acquired in 2001 from Cyberbills, Inc. Integration costs, primarily related to operating duplicated platforms during transition, amounted to $5.7 million after-tax and were incurred over the nine-month period ending in the first quarter of 2003. Such after-tax costs amounted to $4.2 million in 2002 and $1.5 million in 2003.

In August 2002, Metavante acquired the assets of Spectrum EBP, LLC. Through this acquisition Metavante acquired an open interoperable switch for exchanging online bills and payments. This link will enable the delivery of bills from many billers to more consumers.

In May 2002, Metavante acquired the assets of BenePlan, Inc., a provider of third party plan administration services for retirement benefit plans. Metavante believes this acquisition provides an opportunity to expand its current operations by leveraging off the 2001 acquisition of 401kservices.com, inc.

There was no in-process research and development acquired in any of Metavante's acquisitions in 2002. Identifiable intangibles to be amortized (customer lists and contracts) with a weighted average life of 9.8 years amounted to $6.7 million. Goodwill amounted to $14.4 million. The goodwill and intangibles resulting from each transaction are deductible for tax purposes.

December 31, 2003, 2002, and 2001 ($000's except share data)

The following acquisitions, which were not considered material business combinations individually or in the aggregate, were completed during 2001:

On August 1, 2001, the Corporation acquired 100 percent of the common stock of National City Bancorporation ("National City"), a Minneapolis, Minnesota-based bank holding company. National City had total consolidated assets of approximately $1.1 billion and total consolidated shareholders' equity of $152.3 million at the time of the merger. The Corporation believes that this merger presented a unique opportunity to expand its current operations and establish an increased presence in the Minneapolis, Minnesota metropolitan area. Total consideration consisted of 9.1 million shares (post-split) of the Corporation's common stock and cash for fractional shares which was exchanged for the outstanding common stock of National City in a tax-free reorganization using the purchase method of accounting. The aggregate purchase price was $267.7 million using a price that approximated the average price of the Corporation's common shares over the 2-day period before and after the merger was completed. The core deposit intangible recorded in this transaction had a weighted average life of 6.3 years and amounted to $14.5 million. Goodwill amounted to $116.7 million. Approximately $115.4 million of the goodwill was assigned to the Banking segment and the remainder was assigned to the Corporation's Trust reporting unit. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes. In November 2001, the former bank subsidiary of National City was merged into M&I Marshall & Ilsley Bank, the Corporation's lead bank.

Also during the third quarter of 2001, the Corporation acquired for cash twelve branches located in Arizona which had total assets of $538 million, loans of approximately $345 million and deposits of approximately $455 million at the time of acquisition. These transactions were accounted for under the purchase method of accounting. The core deposit intangible recorded in this transaction amounted to $7.4 million. Total goodwill amounted to $53.1 million. The goodwill and intangibles resulting from this transaction were assigned to the Banking segment and are deductible for tax purposes.

In 2001, Metavante made the following four acquisitions for a total cost of $63.8 million which was paid in cash subject to additional payments up to $10.0 million contingent upon certain revenue targets achieved. Approximately $5.2 million of the aggregate purchase price paid has been placed in escrow to absorb contingencies adverse to Metavante. Contingent payments, if made or returned from escrow, will be reflected as adjustments to goodwill.

On December 20, 2001, Metavante acquired all of the outstanding common stock of 401kservices.com, inc., a third-party administrator of 401(k), pension and profit-sharing plans for companies located throughout the United States. The Company is headquartered in Appleton, Wisconsin with offices in Arizona and California and is the second-largest independent plan administration firm in the United States. Metavante believes this acquisition provides a unique opportunity to expand its wealth management offerings to small businesses.

On September 20, 2001, Metavante acquired substantially all of the assets and assumed certain liabilities of the North American Internet banking unit of Brokat Technologies ("Brokat"). The Brokat transaction added leading technology for consumer, business and corporate e-Banking applications.

The costs, recorded in the third quarter of 2001, associated with the consolidation of certain technology platforms and data centers amounted to $34.5 million and consisted of severance of $3.8 million, facility closure charges of $10.2 million and write-offs of exiting technology and software, which were replaced by the Brokat technology and software, of $20.5 million.

On June 20, 2001, Metavante acquired certain assets and assumed certain liabilities of Cyberbills, Inc. ("Cyberbills"), an electronic bill and presentment application service provider, offering comprehensive bill management services that allow consumers and businesses to view, pay, manage and automate all of their bills-paper or electronic-online.

On June 1, 2001, Metavante acquired all of the outstanding common and preferred stock of Derivion Corporation ("Derivion"). Through three core electronic billing applications, Derivion enables billers of all sizes to automate and streamline bill delivery, payment and customer-care processes.

December 31, 2003, 2002, and 2001 ($000's except share data)

In conjunction with the Cyberbills and Derivion transactions, Metavante incurred approximately $7.2 million in charges to write-off other technologies and investments replaced by these acquisitions in the second quarter of 2001. In addition, approximately $3.5 million of transition related charges were incurred in each of the third and fourth quarters of 2001, respectively.

There was no in-process research and development acquired in any of Metavante's acquisitions in 2001. Total identifiable intangibles to be amortized (customer lists) with a weighted average life of 7.8 years amounted to $5.8 million. Total goodwill amounted to $78.1 million. The goodwill and intangibles resulting from each transaction are deductible for tax purposes.

The results of operations of the acquired entities have been included in the consolidated results since the dates the transactions were closed.

5. Cash and Due from Banks

At December 31, 2003 and 2002, $46,762 and $33,552, respectively of cash and due from banks was restricted, primarily due to requirements of the Federal Reserve System to maintain certain reserve balances.

6. Securities

The book and market values of selected securities at December 31 were:

	2003		2002	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Investment Securities Available for Sale:				
U.S. Treasury and government agencies	$3,856,069	$3,886,278	$3,201,364	$3,266,144
States and political subdivisions	274,968	299,321	246,646	265,470
Mortgage backed securities	147,868	149,990	163,796	162,268
Other	443,186	450,857	565,969	572,490
Total	$4,722,091	$4,786,446	$4,177,775	$4,266,372
Investment Securities Held to Maturity:				
U.S. Treasury and government agencies	$ —	$ —	$ 30	$ 30
States and political subdivisions	818,065	871,128	939,158	990,276
Other	2,821	2,821	3,631	3,631
Total	$ 820,886	$ 873,949	$ 942,819	$ 993,937

December 31, 2003, 2002, and 2001 ($000's except share data)

The unrealized gains and losses of selected securities at December 31 were:

	2003		2002	
	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses
Investment Securities Available for Sale:				
U.S. Treasury and government agencies	$42,337	$12,128	$64,883	$ 103
States and political subdivisions	24,882	529	18,838	14
Mortgage backed securities	2,122	—	300	1,828
Other	7,764	93	6,568	47
Total	$77,105	$12,750	$90,589	$1,992
Investment Securities Held to Maturity:				
U.S. Treasury and government agencies	$ —	$ —	$ —	$ —
States and political subdivisions	53,111	48	51,151	33
Other	—	—	—	—
Total	$53,111	$ 48	$51,151	$ 33

The book value and market value of selected securities by contractual maturity at December 31, 2003 were:

	Investment Securities Available for Sale		Investment Securities Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Within one year	$ 435,789	$ 437,302	$ 81,804	$ 83,322
From one through five years	3,069,134	3,096,725	244,697	261,344
From five through ten years	825,511	840,309	195,144	210,505
After ten years	391,657	412,110	299,241	318,778
Total	$4,722,091	$4,786,446	$820,886	$873,949

The gross investment securities gains and losses amounted to $36,784 and $15,212 in 2003, $7,746 and $14,017 in 2002, and $30,117 and $36,876 in 2001, respectively. See the Consolidated Statements of Cash Flows for the proceeds from the sale of investment securities.

The amount of income tax (expense) or benefit related to net securities transactions amounted to $(7,543), $2,195, and $3,201 in 2003, 2002, and 2001, respectively.

At December 31, 2003, securities with a value of approximately $1,027,343 were pledged to secure public deposits, short-term borrowings, and for other purposes required by law.

December 31, 2003, 2002, and 2001 ($000's except share data)

7. Loans and Leases

Loans and Leases at December 31 were:

	2003	2002
Commercial, financial and agricultural	$ 7,104,844	$ 6,867,091
Cash flow hedging instruments at fair value	5,830	4,423
Commercial, financial and agricultural	7,110,674	6,871,514
Real estate:		
Construction	1,330,526	1,058,144
Residential mortgage	7,270,531	6,758,650
Commercial mortgage	7,149,149	6,586,332
Personal	1,747,738	1,852,202
Lease financing	576,322	782,004
Total loans and leases	$25,184,940	$23,908,846

Residential mortgage loans held for sale amounted to $34,623 and $311,077 at December 31, 2003 and 2002, respectively, and are included in residential mortgages in the table previously presented.

The Corporation's lending activities are concentrated primarily in the Midwest. Approximately 9% of its portfolio consists of loans granted to customers located in Arizona, 11% of the loans are to customers in Minnesota and 5% to customers located in Missouri. The Corporation's loan portfolio consists of business loans extending across many industry types, as well as loans to individuals. As of December 31, 2003, total loans to any group of customers engaged in similar activities and having similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

The Corporation evaluates the credit risk of each customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by individual loan customer but may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guaranties, and general security agreements. Access to collateral is dependent upon the type of collateral obtained. On an on-going basis, the Corporation monitors its collateral and the collateral value related to the loan balance outstanding.

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease.

During 2000, the Corporation began to realize residual losses in its consumer indirect automobile lease portfolio reflecting a decline in used vehicle values partially attributable to an increase in supply of used vehicles. An in-depth review was performed to determine whether a permanent impairment charge was required.

The Corporation hired a nationally recognized valuation firm that specialized in determining future vehicle values. This study, which projected future vehicle values, updated for subsequent production, was the foundation for the determination that an impairment charge was required. Assumptions such as return rates and insurance proceeds were used in the final determination of the $9.5 million estimated amount of impairment.

Throughout the first half of 2001, the value of used vehicles continued to decline at unprecedented rates. The quarterly impairment review using the new estimated future vehicle values, return rates, and insurance proceeds was performed. Based upon this analysis, it was determined that an additional $25.0 million residual impairment charge was required in the second quarter of 2001.

December 31, 2003, 2002, and 2001 ($000's except share data)

Based on its quarterly reviews and valuations, no additional residual impairment losses were incurred in the twelve months ended December 31, 2003 and 2002. Total automobile lease residual value losses recognized in 2001 amounted to $35,132. For the years ended December 31, 2003 and 2002, gains and losses, after the write-downs, resulting from the disposal of automobiles were not material.

In connection with the ongoing periodic assessment of the carrying value assigned to residual values with emphasis placed on industries experiencing financial difficulties, the Corporation determined that certain residual values associated with its commercial lease portfolio were impaired. During 2002, the Corporation's commercial leasing subsidiary recorded a residual impairment loss of $6,848.

An analysis of loans outstanding to directors and officers, including their related interests, of the Corporation and its significant subsidiaries for 2003 is presented in the following table. All of these loans were made in the ordinary course of business with normal credit terms, including interest rates and collateral. The beginning balance has been adjusted to reflect the activity of newly-appointed directors and executive officers.

Loans to directors and executive officers:

Balance, beginning of year	$ 98,001
New loans	475,869
Repayments	(448,999)
Balance, end of year	$ 124,871

8. Allowance for Loan and Lease Losses

An analysis of the allowance for loan and lease losses follows:

	2003	2002	2001
Balance, beginning of year	$338,409	$268,198	$235,115
Allowance of loans and leases acquired	—	39,813	19,151
Provision charged to expense	62,993	74,416	54,115
Charge-offs	(69,663)	(55,289)	(48,609)
Recoveries	17,822	11,271	8,426
Balance, end of year	$349,561	$338,409	$268,198

The allowance for loan and lease losses acquired in branch and bank acquisitions is consistent with the estimate of probable losses as determined by the seller financial institution.

As of December 31, 2003 and 2002, nonaccrual loans and leases totaled $166,387 and $188,232, respectively.

December 31, 2003, 2002, and 2001 ($000's except share data)

At December 31, 2003 and 2002 the Corporation's recorded investment in impaired loans and leases and the related valuation allowance are as follows:

	2003		2002	
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Total impaired loans and leases (Nonaccrual and renegotiated)	$166,665		$188,558	
Loans and leases excluded from individual evaluation	(66,912)		(60,801)	
Impaired loans evaluated	$ 99,753		$127,757	
Valuation allowance required	$ 32,021	$12,197	$ 47,382	$18,663
No valuation allowance required	67,732	—	80,375	—
Impaired loans evaluated	$ 99,753	$12,197	$127,757	$18,663

The recorded investment in impaired loans for which no allowance is required is net of applications of cash interest payments and net of previous direct writedowns of $23,529 in 2003 and $31,916 in 2002 against the loan balances outstanding. The required valuation allowance is included in the allowance for loan and lease losses in the Consolidated Balance Sheets.

The average recorded investment in total impaired loans and leases for the years ended December 31, 2003 and 2002 amounted to $201,280 and $178,172, respectively.

Interest payments received on impaired loans and leases are recorded as interest income unless collection of the remaining recorded investment is doubtful at which time payments received are recorded as reductions of principal. Interest income recognized on total impaired loans and leases amounted to $7,841 in 2003, $9,726 in 2002, and $10,295 in 2001. The gross income that would have been recognized had such loans and leases been performing in accordance with their original terms would have been $12,378 in 2003, $14,366 in 2002, and $12,846 in 2001.

9. Variable Interest Entities and Financial Asset Sales

The Corporation sells indirect automobile loans to an unconsolidated multi-seller asset-backed commercial paper conduit or basic term vehicle, in securitization transactions in accordance with SFAS 140. Servicing responsibilities and subordinated interests are retained. The Corporation receives annual servicing fees based on the loan balances outstanding and rights to future cash flows arising after investors in the securitization trusts have received their contractual return and after certain administrative costs of operating the trusts. The investors and the securitization trusts have no recourse to the Corporation's other assets for failure of debtors to pay when due. The Corporation's retained interests are subordinate to investors' interests. Their value is subject to credit, prepayment and interest rate risks on the transferred financial assets.

During 2003, 2002 and 2001, the Corporation recognized gains of $2,719, $7,243 and $7,944, respectively, on the securitization of automobile loans. Trading income associated with related interest swaps amounted to $921, $9,855 and $3,090 in 2003, 2002, and 2001, respectively.

During 2003 and 2002, the Corporation recognized impairment losses of $4,082 and $1,540, respectively, which are included in net investment securities gains (losses) in the Consolidated Statements of Income. The impairment was a result of the differences between actual prepayments and credit losses experienced compared to the expected prepayments and credit losses used in initially measuring retained interests. The impairment on the retained interests, held in the form of interest-only strips, was deemed to be other than temporary.

The values of retained interests are based on cash flow models which incorporate key assumptions. Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year were as follows (rate per annum):

	2003	2002
Prepayment speed (CPR)	19–35%	18–42%
Weighted average life (in months)	15.9	16.3
Expected credit losses (based on original balance)	0.03–0.66%	0.15–0.50%
Residual cash flow discount rate	12.0	12.0
Variable returns to transferees	Forward one month LIBOR yield curve	

For 2003, the prepayment speed and expected credit loss estimates are based on historical prepayment rates and credit losses on similar assets. The prepayment speed ramps from an initial 19% to 35% in month thirty-four. The expected loss is based in part on whether the loan is on a new or used vehicle. For loans on new vehicles, losses are expected beginning in month six and ramp up to 0.20% in month thirty-nine. For used vehicles, losses are expected beginning in month six and ramp up to 0.66% in month forty-five. The expected credit losses are based on the original loan balances.

Retained interests and other assets consisted of the following at December 31:

	2003	2002
Interest – only strips	$31,392	$35,539
Cash collateral account	10,382	7,395
Servicing advances	246	140
Total retained interests	$42,020	$43,074
Interest rate swap	$ —	$ 552

At December 31, 2003 key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows ($ in millions):

		Adverse Change in Assumptions	
		10%	20%
Weighted average life (in months)	15.9		
Prepayment speed	19–35%		
Impact on fair value of adverse change		$1.5	$3.0
Expected credit losses (based on original balance)	0.03–0.66%		
Impact on fair value of adverse change		0.6	1.1
Residual cash flows discount rate (annual)	12.0%		
Impact on fair value of adverse change		0.4	0.7

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent adverse variation in assumptions generally can not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Realistically, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Actual and projected net credit losses represented 0.50% of total automobile loans that have been securitized at December 31, 2003, based on balances at the time of the initial securitization.

December 31, 2003, 2002, and 2001 ($000's except share data)

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended December 31:

	2003	2002
Proceeds from new securitizations	$784,465	$552,131
Servicing fees received	4,682	2,925
Net charge-offs	(2,074)	(1,185)
Cash collateral account transfers, net	(2,987)	(694)
Other cash flows received on retained interests, net	32,919	19,410

At December 31, 2003 securitized automobile loans and other automobile loans managed together with them along with delinquency and credit loss information consisted of the following:

	Securitized	Portfolio	Total Managed
Loan balances	$1,050,397	$93,399	$1,143,796
Principal amounts of loans 60 days or more past due	816	349	1,165
Net credit losses	2,069	175	2,244

The Corporation also sells, from time to time, debt securities classified as available for sale that are highly rated to an unconsolidated bankruptcy remote qualifying special purpose entity ("QSPE") whose activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days which is used to finance the purchase of the investment securities. The Bank provides liquidity back-up in the form of Liquidity Purchase Agreements. In addition, the Bank acts as counterparty to interest rate swaps that enable the QSPE to hedge its interest rate risk. Such swaps are designated as trading in the Corporation's Consolidated Balance Sheets.

Under the terms of the Administration Agreement, the Bank, as administrator of the QSPE, is required to sell interests in the securities funded by the QSPE to the Bank as the liquidity purchaser under the liquidity agreements, if at any time (after giving effect to any issuance of new commercial paper notes and the receipt of payments under any swap agreement) the QSPE has insufficient funds to repay any maturing commercial paper note and the Bank, as liquidity agent, has received a notice of such deficiency. The Bank, as the liquidity provider, will be obligated to purchase interests in such securities under the terms of the liquidity agreement to repay the maturing commercial paper notes unless (i) after giving effect to such purchase, the aggregate of securities, purchased under the relevant liquidity agreement would exceed the aggregate maximum liquidity purchase amount under such liquidity agreement or (ii) certain bankruptcy events with respect to the QSPE have occurred; provided that the Bank is not required to purchase any defaulted security. For this purpose, a defaulted security is any security that is rated below "Caa2" by Moody's and below "CCC" by Standard & Poors. To date, the Bank has never acquired interests in any securities under the terms of the liquidity agreements.

A subsidiary of the Bank has entered into interest rate swaps with the QSPE designed to counteract the interest rate risk associated with third party beneficial interest (commercial paper) and the transferred assets. The beneficial interests in the form of commercial paper have been issued by the QSPE to parties other than the Bank and its subsidiary or any other affiliates. The notional amounts do not exceed the amount of beneficial interests. The swap agreements do not provide the QSPE or its administrative agent any decision-making authority other than those specified in the standard ISDA Master Agreement.

Highly rated investment securities in the amount of $204.9 million and $182.0 million were outstanding at December 31, 2003 and 2002, respectively, in the QSPE to support the outstanding commercial paper.

The Corporation also holds other variable interests in variable interest entities.

December 31, 2003, 2002, and 2001 ($000's except share data)

The Corporation is committed to community reinvestment and is required under federal law to take affirmative steps to meet the credit needs of the local communities it serves. The Corporation regularly invests in or lends to entities that own residential facilities that provide housing for low-to-moderate income families (affordable housing projects) or own commercial properties that are involved in historical preservations (rehabilitation projects). These projects are generally located within the geographic markets served by the Corporation's banking segment. The Corporation's involvement in these entities is limited to providing funding in the form of subordinated debt or equity interests. At December 31, 2003, investments in the form of subordinated debt represented an insignificant involvement in four unrelated entities.

Generally, the economic benefit from the equity investments consists of the income tax benefits obtained from the Corporation's allocated operating losses from the partnership that are tax deductible, allocated income tax credits for projects that qualify under the Internal Revenue Code and in some cases, participation in the proceeds from the eventual disposition of the property. The Corporation uses the equity method of accounting to account for these investments. To the extent a project qualifies for income tax credits, the project must continue to qualify as an affordable housing project for fifteen years or a rehabilitation project for five years in order to avoid recapture of the income tax credit which generally defines the time the Corporation will be involved in a project.

The Corporation's maximum exposure to loss as a result of its involvement with these entities is generally limited to the carrying value of these investments plus any unfunded commitments on projects that that are not completed. At December 31, 2003, the aggregate carrying value of the subordinated debt and equity investments was $11,478 and the amount of unfunded commitments outstanding was $4,558.

10. Premises and Equipment

The composition of premises and equipment at December 31 was:

	2003	2002
Land	$ 68,517	$ 63,255
Buildings and leasehold improvements	458,637	450,026
Furniture and equipment	498,426	483,541
	1,025,580	996,822
Less accumulated depreciation	587,095	554,427
Total premises and equipment	$ 438,485	$442,395

Depreciation expense was $68,247 in 2003, $71,455 in 2002, and $68,440 in 2001.

The Corporation leases certain of its facilities and equipment. Rent expense under such operating leases was $68,882 in 2003, $71,594 in 2002, and $64,889 in 2001, respectively.

The future minimum lease payments under operating leases that have initial or remaining noncancellable lease terms in excess of one year for 2004 through 2008 are $32,749, $27,819, $19,493, $15,418, and $11,430, respectively.

11. Goodwill and Intangibles

On January 1, 2002, the Corporation adopted SFAS 142, ***Goodwill and Other Intangible Assets***. SFAS 142 adopts an aggregate view of goodwill and bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as Reporting Units). A Reporting Unit is an operating segment as defined in SFAS 131 or one level below an operating segment.

December 31, 2003, 2002, and 2001 ($000's except share data)

SFAS 142 provides specific guidance for testing goodwill and intangible assets that are not amortized for impairment. Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a Reporting Unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. Intangible assets that are not amortized are also tested annually.

During the second quarter of 2002, the Corporation completed the first step of the transitional goodwill impairment test on its five identified reporting units based on amounts as of January 1, 2002. With the assistance of a nationally recognized independent appraisal firm, the Corporation concluded that there were no impairment losses for goodwill due to the initial application of SFAS 142. As permitted by SFAS 142, the Corporation has elected to perform its annual test for impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2003 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit.

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2003 and 2002 are as follows:

	Banking	Metavante	Others	Total
Goodwill balance as of December 31, 2001	$395,313	$125,587	$2,600	$523,500
Goodwill acquired during the period	405,781	15,820	2,087	423,688
Purchase accounting adjustments	883	(4,735)	—	(3,852)
Goodwill balance as of December 31, 2002	801,977	136,672	4,687	943,336
Goodwill acquired during the period	—	17,254	—	17,254
Purchase accounting adjustments	7,795	1,403	—	9,198
Goodwill balance as of December 31, 2003	$809,772	$155,329	$4,687	$969,788

Purchase accounting adjustments are the adjustments to the initial goodwill recorded at the time an acquisition is completed. Such adjustments generally consist of adjustments to the assigned fair value of the assets acquired and liabilities assumed resulting from the completion of appraisals or other valuations, adjustments to initial estimates recorded for transaction costs or exit liabilities, if any, contingent consideration when paid or received from escrow arrangements at the end of a contractual contingency period and the reduction of goodwill relating to the sale of bank branches. For the year ended December 31, 2003, the net contingent consideration with respect to Metavante's acquisitions amounted to $2,379. For the year ended December 31, 2002 there were no significant contingent payments paid or received. For 2003, the reduction of goodwill relating to the sale of six branches was $556.

The Corporation's other intangible assets consisted of the following at December 31, 2003:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Amortization Period (Yrs)
Other intangible assets:				
Core deposit intangible	$159,474	$63,453	$ 96,021	6.4
Data processing contract rights/customer lists	37,247	10,254	26,993	10.2
Trust customers	5,475	288	5,187	7.8
Tradename	2,500	1,042	1,458	3.0
	$204,696	$75,037	$129,659	7.1
Mortgage loan servicing rights			$ 5,105	1.5

Amortization expense of other intangible assets amounted to $23,785, $25,134 and $17,154 in 2003, 2002 and 2001, respectively.

December 31, 2003, 2002, and 2001 ($000's except share data)

The estimated amortization expense of other intangible assets and mortgage loan servicing rights for the next five years are:

2004	$20,855
2005	17,402
2006	13,328
2007	11,591
2008	10,250

Mortgage loan servicing rights are subject to the prepayment risk inherent in the underlying loans that are being serviced. The weighted average amortization period as shown in the above table for mortgage loan servicing rights represents the estimated expected weighted average remaining life of the servicing rights at December 31, 2003. The actual remaining life could be significantly different due to actual prepayment experience in future periods.

At December 31, 2003 and 2002, none of the Corporation's other intangible assets were determined to have indefinite lives.

12. Deposits

The composition of deposits at December 31 was:

	2003	2002
Noninterest bearing demand	$ 4,715,283	$ 4,461,880
Savings and NOW	9,301,744	9,225,899
CDs $100,000 and over	4,480,111	2,793,793
Cash flow hedge—Institutional CDs	13,071	18,330
CDs $100,000 and over	4,493,182	2,812,123
Other time deposits	2,646,639	2,979,502
Foreign deposits	1,113,257	914,302
Total deposits	$22,270,105	$20,393,706

At December 31, 2003 and 2002, brokered deposits amounted to $3,965.8 million and $2,258.9 million, respectively.

At December 31, 2003, the scheduled maturities for CDs $100,000 and over, other time deposits, and foreign deposits were:

2004	$5,406,565
2005	1,752,405
2006	383,061
2007	286,034
2008 and thereafter	425,013
	$8,253,078

December 31, 2003, 2002, and 2001 ($000's except share data)

13. Short-term Borrowings

Short-term borrowings at December 31 were:

	2003	2002
Funds purchased and security repurchase agreements	$ 741,646	$ 895,196
Cash flow hedge—Fed funds	23,426	51,387
Funds purchased and security repurchase agreements	765,072	946,583
U.S. Treasury demand notes	214,222	3,141
U.S. Treasury demand notes—special direct	2,236,828	3,137,183
Commercial paper	404,186	351,079
Cash flow hedge—Commercial paper	—	34,624
Commercial paper	404,186	385,703
Current maturities of long-term borrowings	1,310,971	1,612,343
Other	1,722	8,414
Total short-term borrowings	$4,933,001	$6,093,367

U.S. Treasury demand notes—special direct represent secured borrowings of the lead banking subsidiary with a maximum term of 21 days.

During 2003, the interest rate swap designated as a cash flow hedge against forecasted issuances of commercial paper was terminated.

Unused lines of credit, primarily to support commercial paper borrowings, were $75.0 million at December 31, 2003 and 2002.

December 31, 2003, 2002, and 2001 ($000's except share data)

14. Long-term Borrowings

Long-term borrowings at December 31 were:

	2003	2002
Corporation:		
Medium-term notes Series D, E and MiNotes	$ 418,025	$ 303,459
7.65% junior subordinated deferrable interest debentures	224,871	—
7.65% cumulative company-obligated mandatorily redeemable capital trust pass-through securities	—	199,225
6.375% subordinated notes due 2003	—	99,953
Guaranteed preferred beneficial interests in subordinated debentures	—	14,352
Cash flow hedge	—	1,374
Total guaranteed preferred beneficial interests in subordinated debentures	—	15,726
Subsidiaries:		
Borrowings from Federal Home Loan Bank (FHLB):		
Floating rate advances	610,000	610,000
Cash flow hedge	4,676	54,343
Floating rate advances	614,676	664,343
Fixed rate advances	611,441	403,666
Senior bank notes	285,523	298,248
Senior bank notes—EXLs	249,910	249,792
Senior bank notes—Puttable Reset Securities	1,001,603	1,001,693
Subordinated bank notes	621,622	643,128
Nonrecourse notes	11,276	10,697
9.75% obligation under capital lease due through 2006	1,662	2,182
Other	4,985	4,012
	4,045,594	3,896,124
Less current maturities	1,310,971	1,612,343
Total long-term borrowings	$2,734,623	$2,283,781

The 6.375% subordinated notes with interest payable semiannually matured on July 1, 2003.

At December 31, 2003, a medium-term Series D note outstanding amounted to $1,000 with a fixed interest rate of 7.20%. The Series D note matures in 2004. No additional borrowings may occur under the Series D notes. In May 2000, the Corporation filed a registration statement with the Securities and Exchange Commission to issue up to $500 million of medium-term Series E notes. These issues may have maturities ranging from 9 months to 30 years and may be at fixed or floating rates. At December 31, 2003, series E notes outstanding amounted to $278,925 with fixed rates of 4.50% to 7.19%. Series E notes outstanding mature at various times and amounts through 2023. In May 2002, the Corporation filed a prospectus supplement with the Securities and Exchange Commission to issue up to $500 million of medium-term MiNotes. The MiNotes, issued in minimum denominations of one-thousand dollars or integral multiples of one-thousand dollars, may have maturities ranging from 9 months to 30 years and may be at fixed or floating rates. At December 31, 2003, MiNotes outstanding amounted to $138,100 with fixed rates of 2.55% to 6.00%. MiNotes outstanding mature at various times through 2012. During 2003, the Corporation acquired through open market purchases $51.6 million of 5.75% Series E Notes which were due in 2006 and recognized a loss of $5.0 million.

In December 1996, the Corporation formed M&I Capital Trust A (the "Trust"), which issued $200 million in liquidation or principal amount of cumulative preferred capital securities. Holders of the capital securities are entitled to receive cumulative cash distributions at an annual rate of 7.65% payable semiannually.

December 31, 2003, 2002, and 2001 ($000's except share data)

Concurrently with the issuance of the capital securities, the Trust invested the proceeds, together with the consideration paid by the Corporation for the common interest in the Trust, in junior subordinated deferrable interest debentures ("subordinated debt") issued by the Corporation. The subordinated debt, which represents the sole asset of the Trust, bears interest at an annual rate of 7.65% payable semiannually and matures on December 1, 2026.

The subordinated debt is junior in right of payment to all present and future senior indebtedness of the Corporation. The Corporation may redeem the subordinated debt in whole or in part at any time on or after December 1, 2006 at specified call premiums, and at par on or after December 1, 2016. In addition, in certain circumstances the subordinated debt may be redeemed at par upon the occurrence of certain events. The Corporation's right to redeem the subordinated debt is subject to regulatory approval.

The Corporation has the right, subject to certain conditions, to defer payments of interest on the subordinated debt for extension periods, each period not exceeding ten consecutive semiannual periods. As a consequence of the Corporation's extension of the interest payment period, distributions on the capital securities would be deferred. In the event the Corporation exercises its right to extend an interest payment period, the Corporation is prohibited from making dividend or any other equity distributions during such extension period.

At December 31, 2002, the accounts of the Trust were consolidated in the Corporation's consolidated financial statements. The 7.65% cumulative company—obligated mandatorily redeemable capital trust pass-through securities represented the long-term borrowing obligations of the Trust. As a result of adopting FIN 46R, the Corporation de-consolidated the accounts of the Trust. The long-term obligation of the Corporation, which represents the sole asset of the Trust, is presented as 7.65% junior subordinated deferrable interest debentures and are shown net of the subordinated debt that is attributable to the common interest in the Trust which is held by the Corporation. The amount shown at December 31, 2003 includes the remaining cumulative fair value adjustment arising from the fair value hedge that was terminated in the first quarter of 2003 and will be amortized over the remaining expected life of the subordinated debt.

The payment of distributions, liquidation of the Trust and payment upon the redemption of the capital securities of the Trust are guaranteed by the Corporation.

The Guaranteed Preferred Beneficial Interests in subordinated debentures represent preferred securities that are considered long-term borrowings for financial reporting purposes. In conjunction with the acquisition of Mississippi Valley, the Corporation acquired all of the common interests in MVBI Capital Trust ("MVBI Capital"), a statutory business trust formed by Mississippi Valley in 1997. MVBI Capital had issued $14.95 million in liquidation or principal amount of preferred capital securities. The sole asset of MVBI Capital was subordinated debentures of the Corporation (as successor to Mississippi Valley) in the principal amount of $15.412 million which bear interest at a rate that floats with the three-month Treasury plus 2.25%. On July 31, 2003 the Corporation retired the subordinated debentures and MVBI Capital Trust redeemed its Floating Rate Trust Preferred Securities. MVBI Capital Trust was then liquidated.

The capital securities of the Trust qualify as "Tier 1" capital for regulatory capital purposes.

Fixed rate FHLB advances have interest rates which range from 1.90% to 8.47% and mature at various times in 2004 through 2017. A $55.0 million advance can be called at the FHLB's option beginning January 19, 2004, and quarterly thereafter. During 2003, the Bank retired $33.2 million of fixed rate advances with interest rates ranging from 5.82% to 7.03% which were due at various times in 2007 and 2008, and recognized a loss of $5.2 million.

The floating rate advances mature at various times between 2006 and 2008. The interest rate is reset monthly based on the London Interbank Offered Rate ("LIBOR").

December 31, 2003, 2002, and 2001 ($000's except share data)

The Corporation is required to maintain unencumbered first mortgage loans and mortgage-related securities such that the outstanding balance of FHLB advances does not exceed 60% of the book value of this collateral. In addition, a portion of these advances are collaterized by all FHLB stock.

The senior bank notes have a fixed interest rate of 4.125% and pay interest semi-annually. During 2003, the Bank acquired through open market purchases $13.2 million of 4.125% senior bank notes which were due in 2007 and recognized a loss of $0.6 million.

The senior bank notes—Extendible Liquidity Securities ("EXLs") are indexed to one month LIBOR plus a stated spread and mature in 2003. However, EXL noteholders have the ability to extend the maturity date through 2006. The stated spread is initially 0.01%, 0.04% in year two, 0.07% in year three and 0.10% to maturity in 2006.

The senior bank notes—Puttable Reset Securities ("PRS") have a maturity date of December 15, 2016. However in certain circumstances, the notes will be put back to the issuing bank at par prior to final maturity. The notes are also subject to the exercise of a call option by a certain broker-dealer. Beginning December 15, 2003 and each December 15 thereafter until and including December 15, 2015, the broker-dealer has the right to purchase all of the outstanding notes from the noteholders at a price equal to 100% of the principal amount of the notes and then remarket the notes. However, if the broker-dealer does not purchase the notes on the aforementioned date(s), each holder of outstanding notes will be deemed to have put all of the holder's notes to the issuing bank at a price equal to 100% of the principal amount of the notes and the notes will be completely retired. The current interest rate is 5.252% and, to the extent the notes are purchased and remarketed, the interest rate will reset each date the notes are remarketed, subject to a floor of 5.17%. The call and put are considered clearly and closely related for purposes of recognition and measurement under SFAS 133. The fair value of the call option at December 31, 2003, was approximately $94 million as determined by the holder of the call option.

The subordinated bank notes have fixed rates that range from 5.25% to 7.88% and mature at various times in 2010, 2011 and 2012. Interest is paid semi-annually. During 2003, the Bank acquired through open market purchases $22.3 million of 6.375% subordinated bank notes which were due in 2011 and recognized a loss of $3.4 million. The subordinated bank notes qualify as "Tier 2" or supplementary capital for regulatory capital purposes.

The nonrecourse notes are reported net of prepaid interest and represent borrowings by the commercial leasing subsidiary from banks and other financial institutions. These notes have a weighted average interest rate of 6.84% at December 31, 2003 and are due in installments over varying periods through 2009. Lease financing receivables at least equal to the amount of the notes are pledged as collateral.

Scheduled maturities of long-term borrowings are $457,865, $519,889, $502,901, and $135,881 for 2005 through 2008, respectively.

15. Shareholders' Equity

The Corporation has 5,000,000 shares of preferred stock authorized, of which the Board of Directors has designated 2,000,000 shares as Series A Convertible Preferred Stock (the "Series A"), with a $100 value per share for conversion and liquidation purposes. Series A is nonvoting preferred stock. The same cash dividends will be paid on Series A as would have been paid on the common stock exchanged for Series A.

The holder had the option to convert Series A into common stock at the same ratio that the common stock was exchanged for Series A. During 2002, the holder of Series A converted 336,370 shares of Series A into 7,688,456 shares of common stock which were issued out of the Corporation's treasury common stock. This is a noncash transaction for purposes of the Consolidated Statements of Cash Flows. At December 31, 2003 and 2002 there were no shares of Series A outstanding.

December 31, 2003, 2002, and 2001 ($000's except share data)

The preferred stock is treated as a common stock equivalent in all applicable per share calculations.

The Corporation sponsors a deferred compensation plan for its non-employee directors and the non-employee directors and advisory board members of its affiliates. Participants may elect to have their deferred fees used to purchase M&I common stock with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2003 and 2002, 624,620 and 623,478 shares of M&I common stock, respectively, were held in a grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders' equity in the Consolidated Balance Sheets and amounted to $16,443 at December 31, 2003 and $16,301 at December 31, 2002.

During 2003, the Corporation amended its deferred compensation plan for its non-employee directors and selected key employees to permit participants to defer the gain from the exercise of nonqualified stock options. In addition, the gain upon vesting of restricted common stock to participating executive officers may be deferred. Shares of M&I common stock which represent the aggregate value of the gains deferred are maintained in a grantor trust with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2003, 33,600 shares of M&I common stock were held in the grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders' equity in the Consolidated Balance Sheets and amounted to $1,094 at December 31, 2003.

In conjunction with previous acquisitions, the Corporation assumed certain deferred compensation and nonqualified retirement plans for former directors and executive officers of acquired companies. At December 31, 2003 and 2002, 114,383 and 139,442 common shares of M&I stock, respectively, were maintained in a grantor trust with such shares to be distributed to plan participants in accordance with the provisions of the plans. The aggregate cost of such shares of $2,340 and $2,824 at December 31, 2003 and 2002, respectively, is included in Deferred Compensation as a reduction of Shareholders' equity in the Consolidated Balance Sheets.

The Corporation issues treasury common stock in conjunction with exercises of stock options and restricted stock, acquisitions, and conversions of convertible securities. Treasury shares are acquired from restricted stock forfeitures, shares tendered to cover tax withholding associated with stock option exercises and vesting of key restricted stock, mature shares tendered for stock option exercises in lieu of cash and open market purchases in accordance with the Corporation's approved share repurchase program. The Corporation is currently authorized to repurchase up to 12 million shares per year. Shares repurchased in accordance with the approved plan amounted to 6.0 million shares with an aggregate cost of $210.9 million in 2003 and 5.1 million shares with an aggregate cost of $159.3 million in 2002.

Federal banking regulatory agencies have established capital adequacy rules which take into account risk attributable to balance sheet assets and off-balance sheet activities. All banks and bank holding companies must meet a minimum total risk-based capital ratio of 8%. Of the 8% required, at least half must be comprised of core capital elements defined as "Tier 1" capital. The federal banking agencies also have adopted leverage capital guidelines which banking organizations must meet. Under these guidelines, the most highly rated banking organizations must meet a minimum leverage ratio of at least 3% "Tier 1" capital to total assets, while lower rated banking organizations must maintain a ratio of at least 4% to 5%. Failure to meet minimum capital requirements can result in certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Consolidated Financial Statements.

At December 31, 2003 and 2002, the most recent notification from the Federal Reserve Board categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Corporation's category.

To be well capitalized under the regulatory framework, the "Tier 1" capital ratio must meet or exceed 6%, the total capital ratio must meet or exceed 10% and the leverage ratio must meet or exceed 5%.

The Corporation's risk-based capital and leverage ratios are as follows ($ in millions):

	Risk-Based Capital Ratios			
	As of December 31, 2003		As of December 31, 2002	
	Amount	Ratio	Amount	Ratio
Tier 1 capital	$ 2,537.8	8.87%	$ 2,343.8	8.75%
Tier 1 capital adequacy minimum requirement	1,144.0	4.00	1,071.6	4.00
Excess	$ 1,393.8	4.87%	$ 1,272.2	4.75%
Total capital	$ 3,510.9	12.28%	$ 3,321.9	12.40%
Total capital adequacy minimum requirement	2,288.1	8.00	2,143.3	8.00
Excess	$ 1,222.8	4.28%	$ 1,178.6	4.40%
Risk-adjusted assets	$28,601.2		$26,790.9	

	Leverage Ratio			
	As of December 31, 2003		As of December 31, 2002	
	Amount	Ratio	Amount	Ratio
Tier 1 capital to adjusted total assets	$ 2,537.8	7.80%	$ 2,343.8	7.58%
Minimum leverage adequacy requirement	976.6–1,627.6	3.00–5.00	927.7–1,546.2	3.00–5.00
Excess	$1,561.2–910.2	4.80–2.80%	$1,416.1–797.6	4.58–2.58%
Adjusted average total assets	$ 32,552.9		$ 30,923.6	

All of the Corporation's banking subsidiaries' risk-based capital and leverage ratios meet or exceed the defined minimum requirements, and have been deemed well capitalized as of December 31, 2003 and 2002. The following table presents the risk-based capital ratios for the Corporation's lead banking subsidiary:

Subsidiary	Tier 1	Total	Leverage
M&I Marshall & Ilsley Bank			
December 31, 2003	7.60%	11.37%	6.51%
December 31, 2002	7.86	11.93	6.63

Banking subsidiaries are restricted by banking regulations from making dividend distributions above prescribed amounts and are limited in making loans and advances to the Corporation. At December 31, 2003, the retained earnings of subsidiaries available for distribution as dividends without regulatory approval, while maintaining well capitalized risk-based capital and leverage ratios, was approximately $172.7 million.

16. Income Taxes

Total income tax expense for the years ended December 31, 2003, 2002, and 2001was allocated as follows:

	2003	2002	2001
Income before income taxes and cumulative effect of changes in accounting principles	$214,282	$238,265	$163,124
Cumulative effect of changes in accounting principles	—	—	(235)
Shareholders' Equity:			
Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(11,905)	(5,976)	(13,334)
Unrealized gains (losses) on accumulated other comprehensive income	25,353	(45,797)	1,667
	$227,730	$186,492	$151,222

December 31, 2003, 2002, and 2001 ($000's except share data)

The current and deferred portions of the provision for income taxes were:

	2003	2002	2001
Current:			
Federal	$238,825	$237,924	$161,622
State	21,280	12,765	14,140
Total current	260,105	250,689	175,762
Deferred:			
Federal	(43,107)	(22,138)	(8,039)
State	(2,716)	9,714	(4,599)
Total deferred	(45,823)	(12,424)	(12,638)
Total provision for income taxes	$214,282	$238,265	$163,124

The following is a reconciliation between the amount of the provision for income taxes and the amount of tax computed by applying the statutory Federal income tax rate (35%):

	2003	2002	2001
Tax computed at statutory rates	$265,435	$251,507	$175,366
Increase (decrease) in taxes resulting from:			
Federal tax-exempt income	(20,485)	(20,651)	(19,855)
State income taxes, net of Federal tax benefit	14,193	14,706	6,202
Bank owned life insurance	(10,677)	(10,424)	(9,469)
Resolution of income tax audits	(39,312)	—	—
Other	5,128	3,127	10,880
Total provision for income taxes	$214,282	$238,265	$163,124

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2003	2002
Deferred tax assets:		
Deferred compensation	$ 45,631	$ 34,038
Allowance for loan and lease losses	141,030	137,962
Accrued postretirement benefits	32,401	31,235
Conversion revenue deferred	9,360	11,281
Accumulated other comprehensive income	—	23,871
State NOLs	45,833	52,959
Other	88,762	96,770
Total deferred tax assets before valuation allowance	363,017	388,116
Valuation allowance	(43,871)	(48,716)
Net deferred tax assets	319,146	339,400
Deferred tax liabilities:		
Lease revenue reporting	129,811	168,226
Deferred expense, net of unearned income	57,099	66,046
Premises and equipment, principally due to depreciation	5,532	10,263
Purchase accounting adjustments	34,390	48,139
Accumulated other comprehensive income	1,482	—
Other	61,420	42,569
Total deferred tax liabilities	289,734	335,243
Net deferred tax asset	$ 29,412	$ 4,157

December 31, 2003, 2002, and 2001 ($000's except share data)

The Corporation continues to carry a valuation allowance to reduce certain state deferred tax assets which include, in part, certain state net operating loss carryforwards which expire at various times through 2017. At December 31, 2003, the Corporation believes it is more likely than not that these items will not be realized. However, as time passes the Corporation will be able to better assess the amount of tax benefit it will realize from using these items.

17. Stock Option, Restricted Stock and Employee Stock Purchase Plans

The Corporation has Executive Stock Option and Restricted Stock Plans which provide for the grant of nonqualified and incentive stock options, stock appreciation rights and rights to purchase restricted shares to key employees and directors of the Corporation at prices ranging from zero to the market value of the shares at the date of grant.

The Corporation also has a qualified employee stock purchase plan which gives employees, who elect to participate in the plan, the right to acquire shares of the Corporation's Common Stock at the purchase price which is 85 percent of the lesser of the fair market value of the Corporation's Common Stock on the first or last day of the one-year offering period.

The nonqualified and incentive stock option plans generally provide for the grant of options to purchase shares of the Corporation's common stock for a period of ten years from the date of grant. Options granted generally become exercisable over a period of two or three years from the date of grant. However, options granted to directors of the Corporation vest immediately and options granted after 1996 provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant.

Activity relating to nonqualified and incentive stock options was:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price
Shares under option at December 31, 2000	16,233,040	$ 5.78-35.03	$21.47
Options granted	3,941,100	24.73-31.95	31.39
Options lapsed or surrendered	(436,302)	6.69-33.50	27.12
Options exercised	(2,233,574)	5.78-30.75	11.74
Shares under option at December 31, 2001	17,504,264	$ 6.20-35.03	$24.81
Options granted	4,803,042	12.87-31.78	27.04
Options lapsed or surrendered	(375,658)	15.94-35.03	28.68
Options exercised	(985,247)	6.20-30.75	15.58
Shares under option at December 31, 2002	20,946,401	$ 7.69-33.94	$25.69
Options granted	3,794,250	25.93-38.25	34.48
Options lapsed or surrendered	(478,454)	9.63-34.79	29.42
Options exercised	(2,479,381)	7.69-34.79	19.75
Shares under option at December 31, 2003	21,782,816	$ 9.63-38.25	$27.81

December 31, 2003, 2002, and 2001 ($000's except share data)

The range of options outstanding at December 31, 2003 were:

Price Range	Number of Shares		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Life (In Years)
	Outstanding	Exercisable	Outstanding	Exercisable	
$9.00-20.49	2,100,369	2,100,369	$13.62	$13.62	2.5
20.50-23.99	2,822,643	2,822,643	21.99	21.99	6.8
24.00-28.49	2,210,684	2,049,325	25.91	25.85	5.5
28.50-28.99	4,888,386	3,090,949	28.54	28.54	7.4
29.00-31.49	2,914,630	2,657,539	30.62	30.67	6.4
31.50-32.99	3,190,854	2,357,909	31.95	31.95	8.0
Over $33.00	3,655,250	731,650	34.79	34.60	9.7
	21,782,816	15,810,384	$27.81	$26.19	7.0

Options exercisable at December 31, 2002 and 2001 were 14,933,431 and 11,964,332, respectively. The weighted average exercise price for options exercisable was $24.48 at December 31, 2002 and $23.14 at December 31, 2001.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "***Accounting for Stock-Based Compensation***," establishes financial accounting and reporting standards for stock based employee compensation plans.

SFAS 123 defines a fair value based method of accounting for employee stock option or similar equity instruments. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost is recognized over the service period, which is usually the vesting period.

Compensation cost can also be measured and accounted for using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APBO 25"), "***Accounting for Stock Issued to Employees.***" Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount paid to acquire the stock.

The largest differences between SFAS 123 and APBO 25 as it relates to the Corporation is the amount of compensation cost attributable to the Corporation's fixed stock option plans and employee stock purchase plan ("ESPP"). Under APBO 25 no compensation cost is recognized for fixed stock option plans because the exercise price is equal to the quoted market price at the date of grant and therefore there is no intrinsic value. SFAS 123 compensation cost would equal the calculated fair value of the options granted. Under APBO 25 no compensation cost is recognized for the ESPP because the discount (15%) and the plan meets the definition of a qualified plan of the Internal Revenue Code and meets the requirements of APBO 25. Under SFAS 123 the safe-harbor discount threshold is 5% for a plan to be non-compensatory. SFAS 123 compensation cost would equal the initial discount (15% of beginning of plan period price per share) plus the value of a one year call option on 85% of a share of stock for each share purchased.

As permitted by SFAS 123, the Corporation continues to measure compensation cost for such plans using the accounting method prescribed by APBO 25.

December 31, 2003, 2002, and 2001 ($000's except share data)

Had compensation cost for the Corporation's ESPP and options granted after January 1, 1995 been determined consistent with SFAS 123, the Corporation's net income and earnings per share would have been reduced to the following pro forma amounts:

	2003	2002	2001
Net income:			
As reported	$544,105	$480,327	$337,485
Pro forma	521,792	458,181	321,521
Basic earnings per share:			
As reported	$ 2.41	$ 2.24	$ 1.60
Pro forma	2.31	2.13	1.52
Diluted earnings per share:			
As reported	$ 2.38	$ 2.16	$ 1.55
Pro forma	2.29	2.07	1.47

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model. The resulting compensation cost was amortized over the vesting period.

The grant date fair values and assumptions used to determine such value are as follows:

	2003	2002	2001
Weighted-average grant date fair value	$ 10.00	$ 8.15	$ 10.09
Assumptions:			
Risk-free interest rates	2.54–3.83%	3.11–5.16%	3.92–5.30%
Expected volatility	30.23–31.19%	30.95–31.25%	31.09–31.33%
Expected term (in years)	6.0	6.0	6.0
Expected dividend yield	2.19%	2.10%	2.13%

The estimated compensation cost per share for the ESPP was $5.75 and $5.33 for 2003 and 2002, respectively. During 2003 and 2002, common shares purchased by employees under the ESPP amounted to 347,194 and 302,809, respectively.

Activity relating to the Corporation's Restricted Stock Purchase Rights was:

	December 31		
	2003	2002	2001
Restricted stock purchase rights outstanding—Beginning of Year	—	—	—
Restricted stock purchase rights granted	163,300	46,000	80,000
Restricted stock purchase rights exercised	(163,300)	(46,000)	(80,000)
Restricted stock purchase rights outstanding—End of Year	—	—	—
Weighted-average grant date market value	$ 34.28	$ 29.76	$ 27.97
Aggregate compensation expense	$ 1,111	$ 779	$ 934
Unamortized deferred compensation	$ 6,910	$ 3,045	$ 2,972

Restrictions on stock issued pursuant to the exercise of stock purchase rights generally lapse within a three to seven year period. Accordingly, the compensation related to issuance of the rights is deferred and amortized over the vesting period. Unamortized deferred compensation is reflected as a reduction of Shareholders' equity.

Shares reserved for the granting of options and stock purchase rights at December 31, 2003 were 11,583,424.

December 31, 2003, 2002, and 2001 ($000's except share data)

The Corporation also has a Long-Term Incentive Plan. Under the plan, performance units may be awarded from time to time. Once awarded, additional performance units will be credited to each participant based on dividends paid by the Corporation on its common stock. At the end of a designated vesting period, participants will receive an amount equal to some percent (0%–275%) of the initial performance units credited plus those additional units credited as dividends based on the established performance criteria. Units awarded to certain executives of the Corporation were 133,500 in 2003, 117,000 in 2002, and 116,200 in 2001. The vesting period is three years from the date the performance units were awarded. At December 31, 2003, based on the performance criteria, approximately $6,781 would be due to the participants under the 2001 and 2002 awards. In addition, the amount payable to participants under the 2000 award, which was fully vested, was $8,495 at December 31, 2003.

18. Employee Retirement and Health Plans

The Corporation has a defined contribution program that consists of a retirement plan and employee stock ownership plan for substantially all employees. The retirement plan provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At the Corporation's option, an additional profit sharing amount may also be contributed to the retirement plan and may vary from year to year up to a maximum of 6% of eligible compensation. Under the employee stock ownership plan, employee contributions into the retirement plan of up to 6% of eligible compensation are matched up to 50% by the Corporation based on the Corporation's return on equity as defined by the plan. Total expense relating to these plans was $52,946, $49,586, and $39,942 in 2003, 2002, and 2001, respectively.

The Corporation also has supplemental retirement plans to provide retirement benefits to certain of its key executives. Total expense relating to these plans amounted to $10,779 in 2003, $1,484 in 2002, and $2,394 in 2001.

The Corporation sponsors a defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service, and participation in the health plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired or retained from mergers after September 1, 1997 will be granted access to the Corporation's plan upon becoming an eligible retiree; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance. At December 31, 2003 the plan was not funded however, the Corporation anticipates that it will begin to fund its obligation to provide retiree health benefits.

The changes during the year of the accumulated postretirement benefit obligation ("APBO") for retiree health benefits are as follows:

	2003	2002
APBO, beginning of year	$ 81,442	$ 89,619
Service cost	2,140	1,182
Interest cost on APBO	5,340	5,491
Plan amendments	—	(32,346)
Actuarial losses	(2,216)	20,093
Change due to acquisitions/divestitures	—	242
Benefits paid	(3,369)	(2,839)
APBO, end of year	83,337	81,442
Unrecognized net loss	(35,406)	(39,174)
Unrecognized prior service cost	28,284	31,005
Accrued postretirement benefit cost	$ 76,215	$ 73,273
Weighted average discount rate used in determining APBO	6.50%	7.25%

The assumed health care cost trend for 2004 was 8.00% for pre-age 65 and 11.00% for post-age 65 retirees. The rate was assumed to decrease gradually to 5.50% for pre-age 65 and 6.50% for post-age 65 retirees in 2009 and remain at that level thereafter.

December 31, 2003, 2002, and 2001 ($000's except share data)

Net periodic postretirement benefit cost for the years ended December 31, 2003, 2002 and 2001 includes the following components:

	2003	2002	2001
Service cost	$ 2,140	$ 1,182	$2,843
Interest on APBO	5,340	5,491	4,726
Prior service amortization	(2,721)	(2,721)	(204)
Actuarial loss amortization	2,005	2,495	—
Other	660	—	356
	$ 7,424	$ 6,447	$7,721

The assumed health care cost trend rate has a significant effect on the amounts reported for the health care plans. A one percentage point change on assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 890	$ (765)
Effect on postretirement benefit obligation	9,136	(7,862)

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduces a prescription drug benefit program under Medicare (Medicare Part D) as well as a 28% federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

Current accounting rules require that presently enacted changes in relevant laws be considered in current period measurements of postretirement benefit costs and the APBO. However, certain accounting issues raised by the Act, in particular, how to account for the federal subsidy, are not explicitly addressed in the present accounting rules. In addition significant uncertainties may exist for plan sponsors such as the Corporation both as to the direct effects of the Act and its ancillary effects on plan participant's behavior and health care costs.

In recognition that a plan sponsor and its advisors may not have (a) sufficiently reliable information available on which to measure the effects of the Act, (b) sufficient time before issuance of financial statements for fiscal years that include the Act's enactment date to prepare actuarial valuations that reflect the effects of the Act, or (c) sufficient guidance to ensure that the sponsor's accounting for the effects of the Act is consistent with generally accepted accounting principles, the FASB issued FASB Staff Position (FSP) No. FAS 106-1, ***Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003***, ("FSP 106-1"). FSP 106-1 allows participants to elect to defer recognition of the effects of the Act.

The Corporation has elected to defer recognition of the effects of the Act in accordance with FSP 106-1. Accordingly, any measures of the APBO or net periodic postretirement benefit cost do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Corporation to change previously reported information.

19. Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk at December 31 were:

	2003	2002
Financial instruments whose amounts represent credit risk:		
Commitments to extend credit:		
To commercial customers	$9,200,839	$8,193,341
To individuals	2,584,560	2,242,675
Standby letters of credit, net of participations	N/A	992,881
Commercial letters of credit	63,368	46,441
Mortgage loans sold with recourse	464	690

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require payment of a fee. The majority of the Corporation's commitments to extend credit generally provide for the interest rate to be determined at the time the commitment is utilized. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Corporation evaluates each customer's credit worthiness on an individual basis. Collateral obtained, if any, upon extension of credit, is based upon management's credit evaluation of the customer. Collateral requirements and the ability to access collateral is generally similar to that required on loans outstanding as discussed in Note 7.

Commercial letters of credit are contingent commitments issued by the Corporation to support the financial obligations of a customer to a third party. Commercial letters of credit are issued to support payment obligations of a customer as buyer in a commercial contract for the purchase of goods. Letters of credit have maturities which generally reflect the maturities of the underlying obligations. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support letters of credit.

Standby letters of credit are contingent commitments issued by the Corporation to support the financial obligations of a customer to a third party. Standby letters of credit are issued to support public and private financing, and other financial or performance obligations of customers. See Note 24 for the accounting of standby letters of credit in 2003.

Certain mortgage loans sold have limited recourse provisions.

20. Foreign Exchange Contracts

Foreign exchange contracts are commitments to purchase or deliver foreign currency at a specified exchange rate. The Corporation enters into foreign exchange contracts primarily in connection with trading activities to enable customers involved in international trade to hedge their exposure to foreign currency fluctuations and to minimize the Corporation's own exposure to foreign currency fluctuations resulting from the above. Foreign exchange contracts include such commitments as foreign currency spot, forward, future and, to a much lesser extent, option contracts. The risks in these transactions arise from the ability of the counterparties to perform under the terms of the contracts and the risk of trading in a volatile commodity. The Corporation actively monitors all transactions and positions against predetermined limits established on traders and types of currency to ensure reasonable risk taking.

Matching commitments to deliver foreign currencies with commitments to purchase foreign currencies minimizes the Corporation's market risk from unfavorable movements in currency exchange rates.

December 31, 2003, 2002, and 2001 ($000's except share data)

At December 31, 2003 the Corporation's foreign currency position resulting from foreign exchange contracts by major currency was as follows (U.S. dollars):

Currency	Commitments To Deliver Foreign Exchange	Commitments To Purchase Foreign Exchange
Euros	$430,406	$432,050
English Pound Sterling	133,261	133,257
Japanese Yen	77,146	86,884
Canadian Dollars	77,682	77,450
Australian Dollars	56,034	55,923
Swiss Franc	54,304	54,320
Mexican Peso	12,737	12,719
Hong Kong Dollars	9,737	—
Swedish Kronor	5,844	5,768
Danish Kronor	2,049	2,051
New Zealand Dollars	1,713	1,703
All Other	131	130
Total	$861,044	$862,255
Average amount of contracts to deliver/purchase foreign exchange	$750,394	$750,785

21. Derivative Financial Instruments and Hedging Activities

Interest rate risk, the exposure of the Corporation's net interest income and net fair value of its assets and liabilities to adverse movements in interest rates, is a significant market risk exposure that can have a material effect on the Corporation's financial position, results of operations and cash flows. The Corporation has established policies that neither earnings nor fair value at risk should exceed established guidelines and assesses these risks by modeling the impact of changes in interest rates that may adversely impact expected future earnings and fair values.

The Corporation has strategies designed to confine these risks within the established limits and identify appropriate risk / reward trade-offs in the financial structure of its balance sheet. These strategies include the use of derivative financial instruments to help achieve the desired balance sheet repricing structure while meeting the desired objectives of its customers.

Trading Instruments and Other Free Standing Derivatives

The Corporation enters into various derivative contracts primarily to focus on providing derivative products to customers which enables them to manage their exposures to interest rate risk. The Corporation's market risk from unfavorable movements in interest rates is generally economically hedged by concurrently entering into offsetting derivative contracts. The offsetting derivative contracts generally have nearly identical notional values, terms and indices. The Corporation uses interest rate futures to economically hedge the exposure to interest rate risk arising from the interest rate swap entered into in conjunction with its auto securitization activities.

Interest rate lock commitments on residential mortgage loans intended to be held for sale are considered free standing derivative instruments. The option to sell the mortgage loans at the time the commitments are made are also free standing derivative instruments. The change in fair value of these derivative instruments due to changes in interest rates tend to offset each other and act as economic hedges.

Trading and free standing derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under SFAS 133. They are carried at fair value with changes in fair value recorded as a component of other noninterest income.

At December 31, 2003, free standing interest rate swaps consisted of $0.7 billion in notional amount of receive fixed/pay floating with an aggregate negative fair value of $2.7 million and $0.5 billion in notional amount of pay fixed/receive floating with an aggregate positive fair value of $5.6 million.

At December 31, 2003, interest rate caps purchased amounted to $5.0 million in notional with a positive fair value of $0.1 million and interest rate caps sold amounted to $5.0 million in notional with a negative fair value of $0.1 million.

At December 31, 2003, the notional value of free standing interest rate futures was $0.5 million with an immaterial fair value.

Fair Value Hedges

The Corporation has fixed rate callable and institutional CDs and fixed rate long-term debt which expose the Corporation to variability in fair values due to changes in market interest rates.

To limit the Corporation's exposure to changes in fair value due to changes in interest rates, the Corporation has entered into receive-fixed / pay-floating interest rate swaps with identical call features, thereby creating the effect of floating rate deposits and floating rate long-term debt. The Corporation has determined that the hedges on the long-term debt qualify for the special short-cut accounting prescribed by SFAS 133, resulting in no ineffectiveness.

The Corporation also has agency collateralized mortgage backed investment securities designated as available for sale. The embedded prepayment options in the underlying mortgages expose the Corporation to variability in fair value in a changing interest rate environment. To limit its exposure to changes in fair value, the Corporation had designated purchased interest rate floors as a hedge against changes in fair value attributable to the embedded prepayment option.

During 2001, the Corporation sold the floors. The adjustment to the carrying amount of the hedged investment securities is being accreted into earnings over the remaining life of the security using the interest method.

During the first quarter of 2003, the Corporation terminated the fair value hedge on certain long-term borrowings. The adjustment to the fair value of the hedged instrument of $35.2 million is being accreted as income into earnings over the expected remaining term of the borrowings using the effective interest method.

The following table presents additional information with respect to selected fair value hedges.

Fair Value Hedges
December 31, 2003

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Fixed Rate CDs	Receive Fixed Swap	$425.0	$(5.5)	5.8
Medium Term Notes	Receive Fixed Swap	367.6	8.8	9.4

The impact from fair value hedges to total net interest income for the year ended December 31, 2003 was a positive $30.6 million. The impact to net interest income due to ineffectiveness was immaterial.

Cash Flow Hedges

The Corporation has variable rate loans and variable rate short-term borrowings, which expose the Corporation to variability in interest payments due to changes in interest rates. The Corporation believes it is prudent to limit the variability of a portion of its interest receipts and payments. To meet this objective, the Corporation enters into various types of derivative financial instruments to manage fluctuations in cash flows resulting from interest rate risk. At December 31, 2003, these instruments consisted of interest rate swaps. During 2001, the Corporation also employed an interest rate floor that expired at the end of the year.

The Corporation regularly originates and holds floating rate commercial loans that reprice monthly on the first business day to one-month LIBOR. As a result, the Corporation's interest receipts are exposed to variability in cash flows due to changes in one-month LIBOR.

In order to hedge the interest rate risk associated with the floating rate commercial loans indexed to one-month LIBOR, the Corporation has entered into receive fixed / pay LIBOR-based floating interest rate swaps designated as cash flow hedges against the first LIBOR-based interest payments received that, in the aggregate for each period, are interest payments on such principal amount of its then existing LIBOR-indexed floating-rate commercial loans equal to the notional amount of the interest rate swaps outstanding.

Hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that takes into account reset date differences for certain designated interest rate swaps that reset quarterly. Each month the Corporation makes a determination that it is probable that the Corporation will continue to receive interest payments on at least that amount of principal of its existing LIBOR-indexed floating-rate commercial loans that reprice monthly on the first business day to one-month LIBOR equal to the notional amount of the interest rate swaps outstanding. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest income on loans.

The interest rate swaps change the variable-rate cash flow exposure on the loans and short-term borrowings to fixed-rate cash flows.

Changes in the fair value of the interest rate swaps designated as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified to interest income or interest expense as a yield adjustment in the same period in which the related interest on the variable rate loans and short-term borrowings affects earnings. Ineffectiveness arising from differences between the critical terms of the hedging instrument and hedged item is recorded in interest income or expense.

The following table summarizes the Corporation's cash flow hedges.

Cash Flow Hedges
December 31, 2003

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Variable Rate Loans	Receive Fixed Swap	$1,175.0	$ 5.8	5.8
Institutional CDs	Pay Fixed Swap	2,070.0	(13.1)	1.7
Fed Funds Purchased	Pay Fixed Swap	860.0	(23.4)	1.3
FHLB Advances	Pay Fixed Swap	610.0	(4.7)	3.9

During the third quarter of 2003, $610.0 million of FHLB floating rate advances were retired. In conjunction with the retirement of debt, $610.0 million in notional value of receive floating/pay fixed interest rate swaps designated as cash flow hedges against the retired floating rate advances were terminated. The loss in accumulated other comprehensive income aggregating $40.5 million ($26.3 million after tax) was charged to other expense.

During 2003, the Corporation redeemed all of the Floating Rate Debentures held by its subsidiary, MVBI Capital Trust, and MVBI Capital Trust redeemed all of its currently outstanding Floating Rate Trust Preferred Securities at an aggregate liquidation amount of $14.95 million. In conjunction with the redemption the Corporation terminated the associated interest rate swap designated as a cash flow hedge. The loss in accumulated other comprehensive income aggregating $1.4 million ($0.9 million after tax), was charged to other expense.

During the first quarter, the cash flow hedge on commercial paper was terminated. The $32.6 million in accumulated other comprehensive income at the time of termination is being amortized as expense into earnings in the remaining periods during which the hedged forecasted transaction affects earnings.

During the third quarter of 2002, the Corporation entered into a forward starting interest rate swap for the forecasted issuance of Bank notes. Bank notes in the amount of $0.5 billion were issued during the third quarter of 2002 and the interest rate swap was terminated. The negative $1.3 million in accumulated other comprehensive income at termination is being amortized into interest expense over the term of the Bank notes using the effective interest method.

The impact to total net interest income from cash flow hedges, including amortization of terminated cash flow hedges, for the year ended December 31, 2003 was a negative $65.2 million. The impact due to ineffectiveness was immaterial. The estimated reclassification from accumulated other comprehensive income in the next twelve months is $39.9 million.

Credit risk arises from the potential failure of counterparties to perform in accordance with the terms of the contracts. The Corporation maintains risk management policies that define parameters of acceptable market risk within the framework of its overall asset/liability management strategies and monitor and limit exposure to credit risk. The Corporation believes its credit and settlement procedures serve to minimize its exposure to credit risk. Credit exposure resulting from derivative financial instruments is represented by their fair value amounts, increased by an estimate of potential adverse position exposure arising from changes over time in interest rates, maturities and other relevant factors. At December 31, 2003 the estimated credit exposure arising from derivative financial instruments was approximately $33.7 million.

For the years ended December 31, 2002 and 2001, the effect on net interest income resulting from derivative financial instruments, was a negative $27.6 million and a positive $4.8 million including the amortization of terminated derivative financial instruments, respectively.

22. Fair Value of Financial Instruments

The book values and estimated fair values for on and off-balance sheet financial instruments as of December 31, 2003 and 2002 are presented in the following table. Derivative financial instruments designated as hedging instruments are included in the book values and fair values presented for the related hedged items. Derivative financial instruments designated as trading and other free standing derivatives are included in Trading securities.

Balance Sheet Financial Instruments ($ in millions)

	2003		2002	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:				
Cash and short-term investments	$ 957.2	$ 957.2	$ 1,240.4	$ 1,240.4
Trading securities	16.2	16.2	21.3	21.3
Investment securities available for sale	4,786.4	4,786.4	4,266.4	4,266.4
Investment securities held to maturity	820.9	873.9	942.8	993.9
Net loans and leases	24,835.4	25,289.5	23,570.4	24,543.1
Interest receivable	178.3	178.3	136.5	136.5
Financial Liabilities:				
Deposits	22,270.1	22,361.9	20,393.7	20,564.1
Short-term borrowings	3,622.0	3,622.0	4,481.0	4,481.0
Long-term borrowings	4,045.6	4,368.6	3,896.1	4,313.8
Standby letters of credit	4.7	4.7	N/A	N/A
Interest payable	66.0	66.0	94.1	94.1

Where readily available, quoted market prices are utilized by the Corporation. If quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized upon immediate settlement of the instrument. The current reporting requirements exclude certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the entire Corporation.

The following methods and assumptions are used in estimating the fair value for financial instruments.

Cash and short-term investments

The carrying amounts reported for cash and short-term investments approximate the fair values for those assets.

Trading and investment securities

Fair value is based on quoted market prices or dealer quotes where available. Estimated fair values for residual interests in the form of interest-only strips from automobile loan securitizations are based on discounted cash flow analysis.

Net loans and leases

Loans that reprice or mature within three months of December 31 are assigned fair values based on their book value. The remaining loan and lease balances are assigned fair values based on a discounted cash flow analysis. The discount rate is based on the treasury yield curve, with rate adjustments for credit quality, cost and profit factors. Net loans and leases include mortgage loans held for sale.

Deposits

The fair value for demand deposits or any interest bearing deposits with no fixed maturity date is considered to be equal to the carrying value. Time deposits with defined maturity dates are considered to have a fair value equal to the book value if the maturity date was within three months of December 31. The remaining time deposits are assigned fair values based on a discounted cash flow analysis using discount rates that approximate interest rates currently being offered on time deposits with comparable maturities.

Borrowings

Short-term borrowings are carried at cost that approximates fair value. Long-term debt is generally valued using a discounted cash flow analysis with a discount rate based on current incremental borrowing rates for similar types of arrangements or, if not readily available, based on a build up approach similar to that used for loans and deposits. Long-term borrowings include their related current maturities.

Standby letters of credit

The book value and fair value of standby letters of credit is based on the unamortized premium (fees paid by customers).

Off-Balance Sheet Financial Instruments ($ in millions)

Fair values of loan commitments and letters of credit have been estimated based on the equivalent fees, net of expenses, that would be charged for similar contracts and customers at December 31:

	2003	2002
Loan commitments	$9.3	$7.6
Letters of credit	8.8	6.9

See Note 19 for additional information on off-balance sheet financial instruments.

23. Business Segments

Generally, the Corporation organizes its segments based on legal entities. Each entity offers a variety of products and services to meet the needs of its customers and the particular market served. Each entity has its own president and is separately managed subject to adherence to corporate policies. Discrete financial information is reviewed by senior management to assess performance on a monthly basis. Certain segments are combined and consolidated for purposes of assessing financial performance.

The Corporation evaluates the profit or loss performance of its segments based on segment income. Segment income is after-tax income excluding certain charges which management considers unusual or infrequent. In prior years, segment income also excluded charges for services from the holding company. For the year ended December 31, 2003, management determined that it was more meaningful to include such charges in evaluating the performance of its segments. Segment information for the years ended December 2002 and 2001 has been restated to include such charges in order to conform to the current year's presentation of segment information.

The accounting policies of the Corporation's segments are the same as those described in Note 1. Intersegment revenues may be based on cost, current market prices or negotiated prices between the providers and receivers of services.

Based on the way the Corporation organizes its segments, the Corporation has determined that it has two reportable segments.

Banking

Banking represents the aggregation of two separately chartered banks headquartered in Wisconsin, one federally chartered thrift headquartered in Nevada, one separately chartered bank headquartered in St. Louis, Missouri, an asset-based lending subsidiary headquartered in Minnesota and an operational support subsidiary. Banking consists of accepting deposits, making loans and providing other services such as cash management, foreign exchange and correspondent banking to a variety of commercial and retail customers. Products and services are provided through a variety of delivery channels including traditional branches, supermarket branches, telephone centers, ATMs and the Internet.

Data Services (or Metavante)

Data Services includes Metavante as well as its related subsidiaries. Metavante provides data processing services, develops and sells software and provides consulting services to M&I affiliates as well as banks, thrifts, credit unions, trust companies and other financial services companies throughout the world although its activities are primarily domestic. In addition, Data Services derives revenue from the Corporation's credit card merchant operations. The majority of Data Services revenue is derived from internal and external processing.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003, 2002, and 2001 ($000's except share data)

All Others

M&I's primary other operating segments include Trust Services, Mortgage Banking (residential and commercial), Capital Markets Group, Brokerage and Insurance Services and Commercial Leasing. Trust Services provides investment management and advisory services as well as personal, commercial and corporate trust services in Wisconsin, Arizona, Minnesota, Florida, Nevada, North Carolina, Missouri and Illinois. Capital Markets Group provides venture capital and advisory services.

Total Revenues by type in All Others consist of the following ($ in millions):

	2003	2002	2001
Trust Services	$126.2	$120.3	$121.1
Residential Mortgage Banking	49.0	46.8	43.5
Capital Markets	20.4	(3.6)	13.1
Brokerage and Insurance	23.4	23.4	21.4
Commercial Leasing	15.1	13.8	13.2
Commercial Mortgage Banking	6.0	4.6	3.1
Others	3.5	4.1	5.7
Total	$243.6	$209.4	$221.1

The following represents the Corporation's operating segments as of and for the years ended December 31, 2003, 2002 and 2001. Fees—Intercompany represent intercompany revenue charged to other segments for providing certain services. Expenses—Intercompany represent fees charged by other segments for certain services received. Intrasegment revenues, expenses and assets have been eliminated.

	Year Ended December 31, 2003 ($ in millions)							
	Banking	Metavante	Others	Corporate Overhead	Reclass-ifications Elim-inations	Sub-total	Excluded Charges	Consolidated Income Before Accounting Change
Net interest income	$ 1,046.5	$ (2.3)	$ 29.8	$ (16.7)	$ —	$ 1,057.3	$—	$ 1,057.3
Fees—other	371.1	657.9	182.1	4.4	0.3	1,215.8	—	1,215.8
Fees—intercompany	60.9	71.1	31.7	62.1	(225.8)	—	—	—
Total revenue	1,478.5	726.7	243.6	49.8	(225.5)	2,273.1	—	2,273.1
Expenses—other	634.4	609.1	117.9	88.0	(0.2)	1,449.2	2.5	1,451.7
Expenses—intercompany	147.2	41.0	42.9	(5.8)	(225.3)	—	—	—
Total expenses	781.6	650.1	160.8	82.2	(225.5)	1,449.2	2.5	1,451.7
Provision for loan and lease losses	51.9	—	11.1	—	—	63.0	—	63.0
Income before taxes	645.0	76.6	71.7	(32.4)	—	760.9	(2.5)	758.4
Income tax expense	179.5	21.0	28.1	(13.3)	—	215.3	(1.0)	214.3
Segment income	$ 465.5	$ 55.6	$ 43.6	$ (19.1)	$ —	$ 545.6	$(1.5)	$ 544.1
Identifiable assets	$33,221.9	$990.2	$609.6	$571.4	$(1,020.5)	$34,372.6	$—	$34,372.6
Depreciation and amortization	$ 100.8	$113.8	$ (18.4)	$ 3.8	$ —	$ 200.0	$ 0.1	$ 200.1
Purchase of premises and equipment, net	$ 35.9	$ 24.2	$ 2.6	$ (0.6)	$ —	$ 62.1	$—	$ 62.1
Return on Average Equity	15.92%	15.87%	18.21%					16.79%

Year Ended December 31, 2002 ($ in millions)

	Banking	Metavante	Others	Corporate Overhead	Reclass-ifications Elim-inations	Sub-total	Excluded Charges	Consolidated Income Before Accounting Change
Net interest income	$ 1,002.7	$ (3.8)	$ 28.4	$ (21.0)	$ —	$ 1,006.3	$ —	$ 1,006.3
Fees—other	322.8	601.5	154.2	4.2	—	1,082.7	—	1,082.7
Fees—intercompany	44.4	64.6	26.8	56.7	(192.5)	—	—	—
Total revenue	1,369.9	662.3	209.4	39.9	(192.5)	2,089.0	—	2,089.0
Expenses—other	539.3	554.9	120.2	75.8	(1.3)	1,288.9	7.1	1,296.0
Expenses—intercompany	126.2	28.3	40.7	(4.0)	(191.2)	—	—	—
Total expenses	665.5	583.2	160.9	71.8	(192.5)	1,288.9	7.1	1,296.0
Provision for loan and lease losses	71.9	—	2.5	—	—	74.4	—	74.4
Income before taxes	632.5	79.1	46.0	(31.9)	—	725.7	(7.1)	718.6
Income tax expense	201.0	31.1	18.4	(9.3)	—	241.2	(2.9)	238.3
Segment income	$ 431.5	$ 48.0	$ 27.6	$ (22.6)	$ —	$ 484.5	$ (4.2)	$ 480.3
Identifiable assets	$31,753.3	$835.2	$718.0	$427.1	$(859.0)	$32,874.6	$ —	$32,874.6
Depreciation and amortization	$ 18.6	$ 84.9	$ (17.0)	$ 4.3	$ —	$ 90.8	$ 0.3	$ 91.1
Purchase of premises and equipment, net	$ 29.4	$ 20.3	$ 1.6	$ 1.3	$ —	$ 52.6	$ —	$ 52.6
Return on Average Equity	16.90%	15.84%	12.32%					17.36%

Year Ended December 31, 2001 ($ in millions)

	Banking	Metavante	Others	Corporate Overhead	Reclass-ifications Elim-inations	Sub-total	Excluded Charges	Consolidated Income Before Accounting Change
Net interest income	$ 842.8	$ (3.7)	$ 27.4	$ (23.7)	$ —	$ 842.8	$ —	$ 842.8
Fees—other	286.3	557.6	171.7	2.7	(1.0)	1,017.3	(16.1)	1,001.2
Fees—intercompany	33.5	61.4	22.0	54.7	(171.6)	—	—	—
Total revenue	1,162.6	615.3	221.1	33.7	(172.6)	1,860.1	(16.1)	1,844.0
Expenses—other	468.4	512.6	111.7	86.4	(0.7)	1,178.4	110.5	1,288.9
Expenses—intercompany	120.0	20.6	36.4	(5.1)	(171.9)	—	—	—
Total expenses	588.4	533.2	148.1	81.3	(172.6)	1,178.4	110.5	1,288.9
Provision for loan and lease losses	51.9	—	2.2	—	—	54.1	—	54.1
Income before taxes	522.3	82.1	70.8	(47.6)	—	627.6	(126.6)	501.0
Income tax expense	162.8	33.9	26.7	(16.8)	—	206.6	(43.5)	163.1
Segment income	$ 359.5	$ 48.2	$ 44.1	$ (30.8)	$ —	$ 421.0	$ (83.1)	$ 337.9
Identifiable assets	$26,255.4	$754.7	$832.1	$359.4	$(949.1)	$27,252.5	$ —	$27,252.5
Depreciation and amortization	$ (26.8)	$ 87.2	$ (19.5)	$ 3.5	$ —	$ 44.4	$ 17.5	$ 61.9
Purchase of premises and equipment, net	$ 21.1	$ 18.3	$ 1.5	$ 3.7	$ —	$ 44.6	$ —	$ 44.6
Return on Average Equity	16.54%	16.85%	17.40%					13.91%

December 31, 2003, 2002, and 2001 ($000's except share data)

Excluded charges in 2003 and 2002 reflect transition charges related to acquisitions by Metavante.

Excluded charges in 2001 reflect charges related to changes and acquisitions by Metavante, auto lease residual write-downs and charges associated with completing the consolidation of M&I's banking charters.

24. Guarantees

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), ***Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others***. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Loan commitments and commercial letters of credit are excluded from the scope of this Interpretation.

Standby letters of credit are contingent commitments issued by the Corporation to support the obligations of a customer to a third party and to support public and private financing, and other financial or performance obligations of customers. Standby letters of credit have maturities that generally reflect the maturities of the underlying obligations. The credit risk involved in issuing standby letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support the standby letters of credit. The gross amount of standby letters of credit issued at December 31, 2003 was $1.3 billion. Of the amount outstanding at December 31, 2003, standby letters of credit conveyed to others in the form of participations amounted to $76.4 million. Since many of the standby letters of credit are expected to expire without being drawn upon, the amounts outstanding do not necessarily represent future cash requirements. At December 31, 2003, the estimated fair value associated with letters of credit amounted to $4.7 million.

Metavante offers credit card processing to its customers. Under the rules of the credit card associations, Metavante has certain contingent liabilities for card transactions acquired from merchants. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In such case, Metavante charges the transaction back ("chargeback") to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If Metavante is unable to collect this amount from the merchant, due to the merchant's insolvency or other reasons, Metavante will bear the loss for the amount of the refund paid to the cardholder. In most cases this contingent liability situation is unlikely to arise because most products or services are delivered when purchased, and credits are issued by the merchant on returned items. However, where the product or service is not provided until some time following the purchase, the contingent liability may be more likely. This credit loss exposure is within the scope of the recognition and measurement provisions of FIN 45. The Corporation has concluded that the fair value of the contingent liability was immaterial due to the following factors: (1) merchants are evaluated for credit risk in a manner similar to that employed in making lending decisions; (2) if deemed appropriate, the Corporation obtains collateral which includes holding funds until the product or service is delivered or severs its relationship with a merchant; and (3) compensation, if any, received for providing the guarantee is minimal.

Metavante assesses the contingent liability and records credit losses for known losses and a provision for losses incurred but not reported which are based on historical chargeback loss experience. For the year ended December 31, 2003, such losses amounted to $33.

Metavante's master license agreement includes an indemnification clause that indemnifies the licensee against claims, suits or other proceedings (including reasonable attorneys' fees and payment of any final settlement or judgment) brought by third parties against the licensee alleging that a software product, by itself and not in combination with any other hardware, software or services, when used by licensee as authorized under the master license agreement, infringes a U.S. patent or U.S. copyright issued or registered as of the date the master license agreement is executed. Metavante's obligation to indemnify a licensee is contingent on the licensee providing prompt written notice of the claim, full authority and control of the defense and settlement of the claim and reasonable assistance at Metavante's request and expense, to defend or settle such claim.

December 31, 2003, 2002, and 2001 ($000's except share data)

In the event a software product becomes, or in Metavante's opinion is likely to become, the subject of an infringement claim, Metavante may, at its option and expense, either procure for the licensee the right to continue using the software product, modify the software product so that it becomes non-infringing, substitute the software product with other software of the same material capability and functionality or where none of these options are reasonably available, terminate the license granted and refund the unearned portion of the initial license fee.

Metavante's obligation is subject to certain exceptions and Metavante will have no obligation to any infringement claim based upon any failure to use the software product in accordance with the license agreement or for purposes not intended by Metavante, Metavante's modification of the software product in compliance with specifications or requirements provided by the licensee, use of any part of the software product in conjunction with third party software, hardware or data not authorized in the license agreement, modification, addition or change to any part of the software product by the licensee or its agents or any registered user, use of any release of the software product other than the most current release made available to the licensee and any claim of infringement arising more than five years after the delivery date of the applicable software product.

At December 31, 2003 and 2002 there were no liabilities reflected on the Consolidated Balance Sheets related to these indemnifications.

As of December 31, 2003, the Corporation has fully and unconditionally guaranteed $200 million of certain long-term borrowing obligations issued by its wholly-owned trust M&I Capital Trust A that was deconsolidated upon the adoption of the provisions of FIN 46R. See Note 2 and Note 14 for further discussion.

As part of securities custody activities and at the direction of trust clients, the Corporation's trust subsidiary, Marshall & Ilsley Trust Company N.A. ("M&I Trust") lends securities owned by trust clients to borrowers who have been evaluated for credit risk in a manner similar to that employed in making lending decisions. In connection with these activities, M&I Trust has issued certain indemnifications against loss resulting from the default by a borrower under the master securities loan agreement, such as the failure of the borrower to return loaned securities when due or the borrower's bankruptcy or receivership. The borrowing party is required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5.0 billion at December 31, 2003 and $3.3 billion at December 31, 2002. Because of the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is remote and there are no liabilities reflected on the Consolidated Balance Sheets at December 31, 2003 and December 31, 2002, related to these indemnifications.

December 31, 2003, 2002, and 2001 ($000's except share data)

25. Condensed Financial Information—Parent Corporation Only

Condensed Balance Sheets
December 31

	2003	2002
Assets		
Cash and cash equivalents	$ 325,337	$ 230,042
Indebtedness of nonbank affiliates	365,870	386,778
Investments in affiliates:		
Banks	2,820,712	2,723,852
Nonbanks	760,142	665,845
Premises and equipment, net	31,928	34,739
Other assets	210,264	167,986
Total assets	$4,514,253	$4,209,242
Liabilities and Shareholders' Equity		
Commercial paper issued	$ 305,743	$ 354,821
Other liabilities	236,921	199,390
Long-term borrowings:		
7.65% Junior Subordinated Deferrable Interest Debentures due to M&I Capital Trust A	224,871	199,225
Floating Rate Subordinated Debentures due to MVBI Capital Trust	—	15,726
Other	418,025	403,412
Total long-term borrowings	642,896	618,363
Total liabilities	1,185,560	1,172,574
Shareholders' equity	3,328,693	3,036,668
Total liabilities and shareholders' equity	$4,514,253	$4,209,242

Scheduled maturities of long-term borrowings are $1,000 in 2004, $2,458 in 2005, $198,425 in 2006, $7,315 in 2007, and $2,245 in 2008. See Note 14 for a description of the junior subordinated debt due to M&I Capital Trust A and the subordinated debenture due to the MVBI Capital Trust.

December 31, 2003, 2002, and 2001 ($000's except share data)

Condensed Statements of Income
Years Ended December 31

	2003	2002	2001
Income			
Cash dividends:			
Bank affiliates	$390,129	$573,322	$345,900
Nonbank affiliates	28,682	44,553	75,713
Interest from affiliates	13,406	16,918	19,978
Service fees and other	71,658	63,916	57,632
Total income	503,875	698,709	499,223
Expense			
Interest	32,056	38,493	43,758
Salaries and employee benefits	50,684	39,234	46,018
Administrative and general	35,478	35,753	36,411
Single Charter	—	—	4,695
Total expense	118,218	113,480	130,882
Income before income taxes, cumulative effect of changes in accounting principles and equity in undistributed net income of affiliates	385,657	585,229	368,341
Provision for income taxes	(13,314)	(9,255)	(17,800)
Income before cumulative effect of changes in accounting principles and equity in undistributed net income of affiliates	398,971	594,484	386,141
Cumulative effect of changes in accounting principles, net of income taxes	—	—	—
Income before equity in undistributed net income of affiliates	398,971	594,484	386,141
Equity in undistributed net income of affiliates, net of dividends paid:			
Banks	51,927	(153,140)	(16,724)
Nonbanks	93,207	38,983	(31,932)
Net income	$544,105	$480,327	$337,485

December 31, 2003, 2002, and 2001 ($000's except share data)

Condensed Statements of Cash Flows
Years Ended December 31

	2003	2002	2001
Cash Flows From Operating Activities:			
Net income	$ 544,105	$ 480,327	$ 337,485
Noncash items included in income:			
Equity in undistributed net income of affiliates	(145,134)	114,157	48,656
Depreciation and amortization	3,831	4,633	4,691
Other	21,244	43,765	20,399
Net cash provided by operating activities	424,046	642,882	411,231
Cash Flows From Investing Activities:			
Increases in indebtedness of affiliates	(1,104,749)	(3,162,784)	(3,207,948)
Decreases in indebtedness of affiliates	1,125,657	3,172,852	3,114,987
Decreases (increases) in investments in affiliates	2,829	(44,662)	(24,600)
Net capital expenditures	(326)	(1,374)	(3,376)
Acquisitions accounted for as purchases, net of cash and cash equivalents acquired	—	(303,344)	35,018
Other	(20,426)	(10,030)	(9)
Net cash (used in) provided by investing activities	2,985	(349,342)	(85,928)
Cash Flows From Financing Activities:			
Dividends paid	(158,007)	(136,955)	(122,777)
Proceeds from issuance of commercial paper	4,638,514	4,662,909	3,472,573
Principal payments on commercial paper	(4,652,968)	(4,657,700)	(3,499,459)
Proceeds from issuance of long-term borrowings	179,166	38,959	250,000
Payments on long-term borrowings	(186,460)	(79,453)	(67,950)
Purchases of common stock	(201,044)	(165,116)	(267,438)
Proceeds from issuance of common stock	49,063	15,187	23,630
Other	—	—	(691)
Net cash used in financing activities	(331,736)	(322,169)	(212,112)
Net (decrease) increase in cash and cash equivalents	95,295	(28,629)	113,191
Cash and cash equivalents, beginning of year	230,042	258,671	145,480
Cash and cash equivalents, end of year	$ 325,337	$ 230,042	$ 258,671

Quarterly Financial Information (Unaudited)

Following is unaudited financial information for each of the calendar quarters during the years ended December 31, 2003 and 2002. Per share data for prior periods has been restated for the 2002 two-for-one stock split.

	Quarter Ended			
	Dec. 31	Sept. 30	June 30	March 31
2003				
Total Interest Income	$379,612	$371,240	$387,479	$391,589
Net Interest Income	270,190	258,668	263,943	264,485
Provision for Loan and Lease Losses	9,807	7,852	19,642	25,692
Income before Income Taxes	195,547	165,839	203,367	193,634
Net Income	141,124	140,299	134,652	128,030
Net Income Per Share:*				
Basic	$ 0.63	$ 0.62	$ 0.59	$ 0.57
Diluted	0.62	0.61	0.59	0.56
2002				
Total Interest Income	$404,013	$392,773	$390,143	$380,407
Net Interest Income	263,222	252,801	249,998	240,277
Provision for Loan and Lease Losses	23,398	18,842	16,980	15,196
Income before Income Taxes	189,031	179,926	179,159	170,476
Net Income	125,035	119,236	120,427	115,629
Net Income Per Share:*				
Basic	$ 0.56	$ 0.56	$ 0.56	$ 0.55
Diluted	0.55	0.54	0.54	0.53

	2003	2002	2001	2000	1999
Common Dividends Declared					
First Quarter	$0.160	$0.145	$0.1325	$0.1200	$0.110
Second Quarter	0.180	0.160	0.1450	0.1325	0.120
Third Quarter	0.180	0.160	0.1450	0.1325	0.120
Fourth Quarter	0.180	0.160	0.1450	0.1325	0.120
	$0.700	$0.625	$0.5675	$0.5175	$0.470

*May not add due to rounding

Price Range of Stock
(Low and High Close—Restated for 2002 Two-for-One Stock Split)

	2003	2002	2001	2000	1999
First Quarter					
Low	$25.07	$28.90	$24.02	$21.94	$27.69
High	29.15	31.68	27.60	30.22	29.63
Second Quarter					
Low	25.79	29.52	24.46	20.76	27.38
High	31.75	31.96	27.18	27.66	35.97
Third Quarter					
Low	30.13	25.69	25.50	21.78	27.94
High	32.74	30.97	29.78	25.81	34.88
Fourth Quarter					
Low	32.53	23.25	26.33	19.31	28.91
High	38.40	29.20	32.06	25.75	34.66

Independent Auditors' Report

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation:

We have audited the accompanying consolidated balance sheets of Marshall & Ilsley Corporation and subsidiaries (the "Corporation") as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Marshall & Ilsley Corporation as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 17, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of Marshall & Ilsley Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Corporation changed its method of accounting for derivative instruments.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
January 14, 2004

This is a copy of the audit report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Marshall & Ilsley Corporation:

We have audited the accompanying consolidated balance sheets of Marshall & Ilsley Corporation (a Wisconsin corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marshall & Ilsley Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the Consolidated Financial Statements, effective January 1, 2001, the Corporation changed its method of accounting for derivative instruments.

As discussed in Note 2 to the Consolidated Financial Statements, effective January 1, 2000, the Corporation changed its method of accounting for certain conversion services.

/s/ ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 17, 2002

SHAREHOLDER INFORMATION

SHAREHOLDERS' MEETING

The Annual Meeting of Shareholders will be held on Tuesday, April 27, 2004, at 10:00 a.m. at the Pabst Theater, 144 East Wells Street, Milwaukee, Wisconsin.

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place – 8th Floor
New York, NY 10004
(800) 529-3163

NYSE SYMBOL

M&I common stock is traded on the New York Stock Exchange under the symbol MI.

For the closing price of M&I common stock, current stock prices (with a 20-minute delay), and historical stock prices, go to www.micorp.com.

ANNUAL REPORT ON FORM 10-K

Shareholders and other interested persons may obtain a copy of M&I's 2003 Annual Report on Form 10-K free of charge by calling the M&I Shareholder Information Line at 1 (800) 318-0208 or upon written request to:

Marshall & Ilsley Corporation
Shareholder Relations
770 North Water Street
Milwaukee, WI 53202

M&I has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K.

INVESTOR RELATIONS WEBSITE

For current corporate and investor information, including certain documents related to Marshall & Ilsley Corporation's corporate governance, go to www.micorp.com.



Marshall & Ilsley Corporation

770 North Water Street, Milwaukee, WI 53202
(414) 765-7700 www.micorp.com